Great People, Great Service!

AutoZoners always put customers first!

We know our parts and products.

Our stores look great!

We've got the best merchandise at the right price.

AutoZone

We've got the best merchandise at the right price.
Our stores look great!
We know our parts and products.
AutoZoners always put customers first!
Great People, Great Service!

2008 annual report

notice of annual meeting of stockholders and proxy statement

AutoZone®



4,092 retail stores in 48 states in the United States and Puerto Rico

148 retail stores in 26 Mexican states

Corporate Profile

AutoZone is the leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. The Company also operates stores in Puerto Rico and Mexico.

Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. Many stores also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages.

AutoZone also sells the ALLDATA brand diagnostic and repair software. On the web, AutoZone sells diagnostic and repair information, and auto and light truck parts through www.autozone.com.

Selected Financial Data

(Dollars in millions, except per share data)	2004	2005	2006	2007	**2008**
Net Sales	$5,637	$5,711	$5,948	$6,170	**$6,523**
Operating Profit	$ 999	$ 976	$1,010	$1,055	**$1,124**
Diluted Earnings per Share	$ 6.56	$ 7.18	$ 7.50	$ 8.53	**$10.04**
After-Tax Return on Invested Capital	25.1 %	23.9 %	22.2 %	22.7 %	**24.0 %**
Domestic Same Store Sales Growth	0.1 %	(2.1) %	0.4 %	0.1 %	**0.4 %**
Operating Margin	17.7 %	17.1 %	17.0 %	17.1 %	**17.2 %**
Cash Flow from Operations	$ 638	$ 648	$ 823	$ 845	**$ 921**

AutoZone Pledge, est. 1986

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.

great people great service

Dear Customers, AutoZoners, and Stockholders:

It is always an honor for me, on behalf of over 57,000 AutoZoners across North America, to update you on our progress in 2008 and our continuing opportunities for 2009 and beyond. You will notice a different approach to our Annual Report this year. We decided that our Annual Report should reflect our focus on sustainability and cost consciousness. As a result, we have chosen to shorten our Annual Report and to print it on recycled paper using inks that are biodegradable. While this is only a small example, AutoZone has undertaken a concerted effort to, wherever economically viable, introduce sustainability into our daily business practices. For example, many would be surprised to learn that we recycle over 15,700 tons of cardboard every year. We are also very focused on reducing our energy consumption through the use of different energy management efforts. For example, in 2008 we focused on reducing fuel consumption through efforts to develop more efficient routes, and deploying auxiliary power units (generators) for our heavy duty tractor fleet. Our future focus will continue to be good stewards of the environment as well as good stewards for our stockholders by leveraging new technologies.

Summary of 2008 results

I am very proud of the results our organization delivered again in 2008 including record sales and earnings per share, while improving upon our industry-leading ROIC, which now sits at 24.0%. Additionally, we generated record Operating Cash Flow of $921 million. We also continued our consistent approach to opening new stores with 159 net new stores in the United States. Since the start of the decade, just 8 short years, we've opened approximately 1,300 new domestic stores expanding our square footage by over 50%. Additionally, our team in Mexico opened 25 new stores this year, finishing with 148 stores. Back in 2000, we only had six stores in all of Mexico. We believe this consistent store development strategy is appropriate and our domestic store growth mirrors U.S. industry growth. We also were proud to bring on line our eighth domestic distribution facility this past year. Located in Hazelton, Pennsylvania, we believe this new state of the art facility will dramatically improve our delivery efficiency and service levels to our Northeast/New England based stores. While the expansion of our brand continues, we're very proud of our consistent approach to managing financial risk across our entire business model. We have consistently generated returns on capital expenditures that are significantly greater than our average cost of capital. This management team continues to commit to all our stockholders and bondholders that we will be good stewards of the capital you have entrusted to us.

Our merchandising efforts during 2008 were focused around growing our Duralast, Duralast Gold, and Valucraft lines of merchandise. Our brands, developed earlier this decade and continuously refined, have created a very real and important point of differentiation from our competitors. Both our Retail and Commercial customers continue to tell us they are impressed with our quality and price offerings. We also added over $180 million in new merchandise to our stores over this past year to keep ourselves at the forefront of product offerings in the automotive aftermarket industry, ensuring we meet the demand needs of our customers. We have expanded our importing efforts, where appropriate, to reduce our product acquisition cost. One recent example is our exclusive line of Duralast Gold Cmax ceramic brake pads. This is a highly differentiated high quality brake pad program and it is only available at AutoZone! We believe innovations like this create real differentiation from our competition and our customers agree. We also expanded on our hub store network, finishing with 138 hub stores. These stores, specifically designed to supplement inventory for harder to find parts, carry approximately double the number of parts available at the average AutoZone store. We will continue to enhance our utilization of this network in 2009 to optimize slower turning inventory across our store base, while allowing us to offer superior parts coverage to both our Retail and Commercial customers.


Duralast Cmax

Finally, the cornerstone of our culture is our Pledge. The second line of our Pledge states "We know our parts and products." We call this delivering "Trustworthy Advice." In order to deliver trustworthy advice, our AutoZoners must be highly trained. While many companies talk about providing customer service that exceeds expectations, we live it. We understand what well trained, highly motivated AutoZoners can mean to both our customers and the financial health of our business. At the end of the day, people buy parts and products from people—not stores. Simply stated, our business is a people business. Others can offer similar products in similar environments, but they can't offer the trustworthy advice our AutoZoners deliver every day. From our electronic parts catalog, Z-net®, introduced last year, to practicing our WITTDTJR® (what it takes to do the job right) and GOTTChA! (go out to the customer's automobile), we will continue to invest in our most important asset, our AutoZoners.

While we do not provide financial guidance on our business, we can promise everyone that providing great customer service will be at the top of our list as long as we're in this business.

Why we're looking forward to 2009

U.S. Retail



As the country's largest Retailer of automotive aftermarket products, we look forward to the year ahead. Focusing on our basic building blocks of outstanding customer service, great value, and second-to-none parts availability, we believe we are well suited not only to maintain market share heading into our new year, but to grow it. How? Our customer surveys continue to highlight that our offerings are improving, year over year. This ongoing feedback loop from our customers points out our strengths, but also our opportunities. We consistently reinforce the positive behaviors and constantly work to improve our areas for opportunity. While service will continue to differentiate us, in difficult economic times like these, it is even more important that we ensure that we help our Retail



customers get the best performance from their vehicle as well as receive a compelling value proposition. By focusing on providing services, like free testing, free repair instructions from our exclusive Z-net® system, complimentary Loan-a-Tool® program, and lifetime warranties, we believe that we're creating a compelling value proposition that our customers need and require. Today, there are more seven year old and older vehicles on the roads than ever before, vehicles we call OKVs (our kind of vehicles). We believe that our product offering is very well suited to meet the needs of the vehicles and their drivers. The second very important macro indicator of the health of our industry, miles driven, is currently providing a headwind. Over the last year, miles driven in the United States have declined—a decline not seen in this country in two decades. We believe the key contributors to this decline have been higher prices for gasoline and the overall uncertainty in the economic environment at large. So, while all these older vehicles offer great opportunities for us, the lower levels of miles driven and the more difficult economic environment have presented challenges. Historically, we've performed consistently in good as well as bad macro economic times. While we cannot control the macro environment, we believe our operating plan is appropriate for the upcoming year's challenges.

We continue to believe that our offering is as relevant today as it was when we opened our first store back on July 4th, 1979 in Forrest City, Arkansas. While we expect the economic environment to be challenging again in 2009, we believe we are positioned to continue to perform well by offering our customers great service and quality merchandise at the right price.

U.S. Commercial



We continue to be excited by our growth opportunities in Commercial. As a relative newcomer to this business (our first Commercial program opened in 1996 over 17 years after our first Retail store), we continue to see tremendous opportunities to profitably grow in this very important sector of the automotive aftermarket. Our 2008 fiscal year marked a turning point in this business, where for the first time since 2004, we showed consistent growth in every quarter. For the year, we grew our sales in this sector by five percent (excluding the 53rd week). However, we still have a very small share of the DIFM (do-it-for-me) market. At only 1.3% market share, we are keenly focused on capitalizing on the incredible opportunity this business represents. In the spring of 2007, we embarked on a journey to build a world class direct sales organization capable of competing at the highest level. And we believe we are well on our way to accomplishing that goal. During 2008, we completed a reorganization of our field sales organization that enabled us to deploy 40% more AutoZoners into roles with direct contact with our customers. Additionally, we developed and implemented professional sales training that equipped these AutoZoners with more sales tools than ever before.

As we have highlighted for each of the last two fiscal years, we are very focused on inventory availability and, as a result, we have added approximately $300 million in new, mainly hard parts, inventory in just two short years. Our Commercial customers demand the latest model parts coverage (in some cases as new as the current model year) to repair cars. We are determined to build our product assortment to earn their business and their trust. Additionally, we are committed to providing these demanding customers with the best products at the right price. To meet their needs, we continue to enhance our offerings of the high quality Duralast and Duralast Gold products at compelling values.

We've developed and implemented professional sales training that equipped these AutoZoners with more sales tools than ever before.

We are pleased with the progress we have made recently in our Commercial business, but we are not satisfied. This sector represents tremendous opportunities for us in 2009 and beyond. We are committed to continuing to refine our offerings and ensuring that we capitalize on this incredible opportunity.



Mexico

With 148 stores across 26 Mexican states, we continue to be proud of the dedicated AutoZoners who have built this business. This December will mark the 10th anniversary of the opening of our first store, and we continue to believe growth opportunities exist for years to come in Mexico. However, we remain committed to growing this business prudently and profitably as we further develop our infrastructure, concurrent with our store expansion plans.


10
1998
2008
AutoZone
México

The Future

As I mentioned at the outset, we were proud of our financial results in 2008. As the U.S. economy was challenged by many constraining factors, we executed well. However, we cannot be satisfied with our results. By all reasonable expectations, the economy will continue to be the story for 2009. As we cannot control these circumstances, we will continue to emphasize what we can control.



We will remain focused on providing great customer service. As we announced in our recent "National Sales Meeting," we'll be focused on "Great People, Great Service!" We remain committed to growing sales—both Retail and Commercial. We will also remain committed to improving inventory productivity through the refinement of our category management initiatives and improved utilization of our hub store network.

We will also remain determined to prudently manage your capital to optimize returns.

At our Annual Meeting of Stockholders in December, two of our directors will be retiring from our Board. On behalf of all of our AutoZoners and stockholders, I would like to take this opportunity to thank Dr. Gerry House and Charles Elson for their service to our great company over the years. I would also like to welcome our three new Board members: Bill Crowley, Bob Grusky and Lou Nieto.

In closing, I would personally like to thank all our AutoZoners for delivering another very fine year in 2008. Additionally, I'd be remiss if I didn't thank our vendor community for continuing to make AutoZone such a great success story. Most importantly, I would like to thank each of you for your dedication and commitment to making AutoZone what it is today—the nation's leading Retailer and a fast growing wholesaler of auto parts.

We look forward to updating you on our continued success well into the future.

Sincerely,

Bill Rhodes

Bill Rhodes
Chairman, President and CEO
Customer Satisfaction

notice of annual meeting of stockholders and proxy statement

AutoZone®

AUTOZONE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 17, 2008

Proxy

What:	Annual Meeting of Stockholders
When:	December 17, 2008, 8:30 a.m. Central Standard Time
Where:	J. R. Hyde III Store Support Center 123 South Front Street Memphis, Tennessee
Stockholders will vote regarding:	• Election of ten directors • Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2009 fiscal year • The transaction of other business that may be properly brought before the meeting
Record Date:	Stockholders of record as of October 20, 2008, may vote at the meeting.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 27, 2008

We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective and reliable alternatives to returning your proxy card by mail.

Proxy

TABLE OF CONTENTS

AutoZone, Inc.

123 South Front Street
Memphis, Tennessee 38103

Proxy Statement
for
Annual Meeting of Stockholders
December 17, 2008

The Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held at AutoZone's offices, the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee, at 8:30 a.m. CST on December 17, 2008.

About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Meeting. Please read it carefully.

In this Proxy Statement:

- "AutoZone," "we," and "the Company" mean AutoZone, Inc., and
- "Annual Meeting" or "Meeting" means the Annual Meeting of Stockholders to be held on December 17, 2008, at 8:30 a.m. CST at the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.

AutoZone will pay all expenses incurred in this proxy solicitation. In addition to mailing this Proxy Statement to you, we have retained D.F. King & Co., Inc. to be our proxy solicitation agent for a fee of $10,000 plus expenses. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

This Proxy Statement is first being mailed on or about October 27, 2008.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 17, 2008. This Proxy Statement and the annual report to security holders are available at www.autozoneinc.com.

Information about Voting

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

1. to elect ten directors;

2. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2009 fiscal year.

Stockholders also will transact any other business that may be properly brought before the Meeting.

Who is entitled to vote at the Annual Meeting?

The record date for the Annual Meeting is October 20, 2008. Only stockholders of record at the close of business on that date are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Meeting is our common stock. Each share of common stock is entitled to one vote on all matters that come before the Meeting. At the close of business on the record date, October 20, 2008, we had 57,974,097 shares of common stock outstanding.

How do I vote my shares?

You may vote your shares in person or by proxy:

By Proxy: You can vote by telephone, on the Internet or by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.*

1. *By Telephone*: You may submit your voting instructions by telephone by following the instructions printed on the enclosed proxy card. If you submit your voting instructions by telephone, you do not have to mail in your proxy card.

2. *On the Internet*: You may vote on the Internet by following the instructions printed on the enclosed proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

3. *By Mail*: If you properly complete and sign the enclosed proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

In Person: You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares (if you hold your stock in your own name), you need only attend the Meeting. However, if your shares are held in an account by a broker, you will need to present a written consent from your broker permitting you to vote the shares in person at the Annual Meeting.

What if I have shares in the AutoZone Employee Stock Purchase Plan?

If you have shares in an account under the AutoZone Employee Stock Purchase Plan, you have the right to vote the shares in your account. To do this you must sign and timely return the proxy card you received with this Proxy Statement, or grant your proxy by telephone or over the Internet by following the instructions on the proxy card.

How will my vote be counted?

Your vote for your shares will be cast as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR Ernst & Young LLP as independent registered public accounting firm, and in the proxies' discretion on any other matter that may properly be brought before the Meeting or any adjournment of the Meeting.

The votes will be tabulated and certified by our transfer agent, Computershare. A representative of Computershare will serve as the inspector of election.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy at any time before it is voted at the Meeting by:

- giving written notice to our Secretary that you have revoked the proxy, or
- providing a later-dated proxy.

Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

How many shares must be present to constitute a quorum for the Meeting?

Holders of a majority of the shares of the voting power of the Company's stock must be present in person or by proxy in order for a quorum to be present. If a quorum is not present at the scheduled time of the

Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Meeting, until a quorum is present or represented. Any business which could have been transacted at the Meeting as originally scheduled can be conducted at the adjourned meeting.

THE PROPOSALS

PROPOSAL 1 — Election of Directors

Ten directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2009. Directors are elected by a plurality, so the ten persons nominated for director and receiving the most votes will be elected. Pursuant to AutoZone's Corporate Governance Principles, however, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee will recommend to the Board the action to be taken with respect to such resignation.

Abstentions and broker non-votes have no effect on the election of directors. ("Broker non-votes" are shares held by banks or brokers on behalf of their customers that are represented at the Meeting but are not voted.)

The Board of Directors recommends that the stockholders vote FOR each of these nominees. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for the substitute nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors on the Board.

With the exception of Mr. Crowley, Mr. Grusky and Mr. Nieto, each of the nominees named below was elected a director at the 2007 annual meeting. Charles M. Elson and N. Gerry House are not standing for re-election to the Board.

Nominees

The nominees are:

William C. Crowley, 51, was appointed as a director in August 2008. He has served as Executive Vice President and a director of Sears Holdings Corporation, a broadline retailer, since March 2005. Additionally, he has served as Chief Administrative Officer of Sears Holdings Corporation since September 2005. Mr. Crowley also served as the Chief Financial Officer of Sears Holdings Corporation from March 2005 until September 2006 and from January 2007 until October 2007. Mr. Crowley has served as a director of Sears Canada, Inc. since March 2005 and as the Chairman of the Board of Sears Canada, Inc. since December 2006. Since January 1999, Mr. Crowley has also been President and Chief Operating Officer of ESL Investments, Inc., a private investment firm. From May 2003 until March 2005, Mr. Crowley served as director and Senior Vice President, Finance of Kmart Holding Corporation. Mr. Crowley is also a director of AutoNation, Inc.

Sue E. Gove, 50, has been a director since 2005. She has been the Executive Vice President and Chief Operating Officer of Golfsmith International Holdings, Inc. since September 2008. Ms. Gove previously had been a self-employed consultant since April 2006, serving clients in specialty retail and private equity. Ms. Gove was a consultant for Prentice Capital Management, LP from April 2007 to March 2008. She was a consultant for Alvarez and Marsal Business Consulting, L.L.C. from April 2006 to March 2007. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006. She was Executive Vice President, Chief Financial Officer of Zale Corporation from 1998 to 2002 and remained in the position of Chief Financial Officer until 2003.

Earl G. Graves, Jr., 46, has been a director since 2002. He has been the President and Chief Executive Officer of Earl G. Graves Publishing Company, publisher of Black Enterprise magazine, since

Proxy

January 2006, and was President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

Robert R. Grusky, 51, was appointed as a director in August 2008. Mr. Grusky founded Hope Capital Management, LLC, an investment firm for which he serves as Managing Member, in 2000. He co-founded New Mountain Capital, LLC, a private equity firm, in 2000 and was a Principal, Managing Director and Member of New Mountain Capital from 2000 to 2005 and has been a Senior Advisor since then. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation, the primary investment vehicle for the Hon. Ronald S. Lauder. Prior thereto, Mr. Grusky also served in a variety of capacities at Goldman, Sachs & Co. in its Mergers & Acquisitions Department and Principal Investment Area. Mr. Grusky is also a director of AutoNation, Inc. and Strayer Education, Inc.

J. R. Hyde, III, 65, has been a director since 1986 and was non-executive Chairman of the Board from 2005 until June 2007. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of the Board and a director of GTx, Inc., a biotechnology, pharmaceutical company since 2000. Mr. Hyde was AutoZone's Chairman from 1986 to 1997 and its Chief Executive Officer from 1986 to 1996. He was Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde is also a director of FedEx Corporation.

W. Andrew McKenna, 62, has been a director since 2000 and was elected Lead Director in June 2007. He is a private investor and is a director of Danka Business Systems PLC. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President — Strategic Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President — Corporate Information Systems from 1990 to 1994. He was also President of SciQuest.com, Inc. in 2000.

George R. Mrkonic, Jr., 56, has been a director since June 2006. He served as Vice Chairman of Borders Group, Inc. from 1994 to 2002. He has held senior level executive positions with W.R. Grace and Company, Herman's World of Sporting Goods, EyeLab, Inc., and Kmart Specialty Retail Group. He is also a director of Brinker International, Inc., Nashua Corporation and Pacific Sunwear.

Luis P. Nieto, 53, was appointed as a director in September 2008. He is a president of the Consumer Foods Group for ConAgra Foods Inc., one of the largest packaged foods companies in North America. Prior to joining ConAgra, Mr. Nieto was President and Chief Executive Officer of the Federated Group, a leading private label supplier to the retail grocery and foodservice industries from 2002 to 2005. From 2000 to 2002, he served as President of the National Refrigerated Products Group of Dean Foods Company. Prior to joining Dean Foods, Mr. Nieto held positions in brand management and strategic planning with Mission Foods, Kraft Foods and the Quaker Oats Company. Mr. Nieto is also a director of Ryder System, Inc.

William C. Rhodes, III, 43, was elected Chairman in June 2007. He has been President, Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President — Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President — Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President — Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President — Stores in 2000, Senior Vice President — Finance and Vice President — Finance in 1999 and Vice President — Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP.

Theodore W. Ullyot, 41, has been a director since December 2006. He has been the Vice President and General Counsel of Facebook, Inc. since October 2008. Previously, Mr. Ullyot was a partner in the Washington, D.C. office of Kirkland & Ellis LLP from May 2008 through October 2008. He was the Executive Vice President and General Counsel of ESL Investments, Inc., a private investment firm, from October 2005 to April 2008. Mr. Ullyot served in the George W. Bush Administration from January 2003 to October 2005, including as Chief of Staff at The Department of Justice and as a Deputy Assistant and an Associate Counsel to the President of the United States. Earlier in his career, he was General Counsel of AOL Time Warner Europe, an attorney at Kirkland & Ellis LLP, and a law clerk to Supreme Court Justice Antonin Scalia.

Independence

How many independent directors does AutoZone have?

Our Board of Directors has determined that ten of our current twelve directors are independent: William C. Crowley, Charles M. Elson, Sue E. Gove, Earl G. Graves, Jr., Robert R. Grusky, N. Gerry House, W. Andrew McKenna, George R. Mrkonic, Jr., Luis P. Nieto, Jr., and Theodore W. Ullyot. All of these directors meet the independence standards of our Corporate Governance Principles and the New York Stock Exchange listing standards.

How does AutoZone determine whether a director is independent?

In accordance with AutoZone's Corporate Governance Principles, a director is considered independent if the director:

- has not been employed by AutoZone within the last five years;
- has not been employed by AutoZone's independent auditor in the last five years;
- is not, and is not affiliated with a company that is, an adviser, or consultant to AutoZone or a member of AutoZone's senior management;
- is not affiliated with a significant customer or supplier of AutoZone;
- has no personal services contract with AutoZone or with any member of AutoZone's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from AutoZone;
- within the last three years, has not had any business relationship with AutoZone for which AutoZone has been or will be required to make disclosure under Rule 404(a) or (b) of Regulation S-K of the Securities and Exchange Commission as currently in effect;
- receives no compensation from AutoZone other than compensation as a director;
- is not employed by a public company at which an executive officer of AutoZone serves as a director;
- has not had any of the relationships described above with any affiliate of AutoZone; and
- is not a member of the immediate family of any person with any relationships described above.

In determining whether any business or charity affiliated with one of our directors did a significant amount of business with AutoZone, our Board has established that any payments from either party to the other exceeding 1% of either party's revenues would disqualify a director from being independent.

In determining the independence of our directors, the Board considers relationships involving directors and their immediate family members that are relevant under applicable laws and regulations, the listing standards of the New York Stock Exchange, and the standards contained in our Corporate Governance Principles (listed above). The Board relies on information from Company records and questionnaires completed annually by each director.

As part of its most recent independence determinations, the Board noted that AutoZone does not have, and did not have during fiscal 2008, significant commercial relationships with companies at which Board members served as officers or directors, or in which Board members or their immediate family members held an aggregate of 10% or more direct or indirect interest. The Board considered the fact that Mr. Crowley is a director and officer of Sears Holdings Corporation and is also Chief Operating Officer of ESL Investments, Inc., which beneficially owns 40.3% of AutoZone's outstanding stock. ESL Investments, Inc., with its affiliates, is a substantial stockholder of Sears Holdings Corporation. During fiscal 2008, Sears Holdings

Corporation did business with AutoZone in arm's length transactions which were not, individually or cumulatively, material to either AutoZone or Sears Holding Corporation. The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service or as directors or trustees.

Based on its review of the above matters, the Board determined that none of Messrs. Crowley, Elson, Graves, Grusky, McKenna, Mrkonic, Nieto or Ullyot or Mmes. Gove and House has a material relationship with the Company and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles and applicable law and listing standards.

Corporate Governance Documents

Our Board of Directors has adopted Corporate Governance Principles; charters for its Audit, Compensation, and Nominating & Corporate Governance Committees; a Code of Business Conduct & Ethics for directors, officers and employees of AutoZone; and a Code of Ethical Conduct for Financial Executives. Each of these documents is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Meetings and Attendance

How many times did AutoZone's Board of Directors meet during the last fiscal year?

During the 2008 fiscal year, the Board of Directors held ten meetings.

Did any of AutoZone's directors attend fewer than 75% of the meetings of the Board and their assigned committees?

All our directors attended at least 75% of the meetings of the Board of Directors and their assigned committees during the fiscal year. (Messrs. Crowley and Grusky were appointed to the Board in August 2008, after the final Board and committee meetings of the fiscal year had been held and Mr. Nieto was appointed after the completion of the fiscal year.)

What is AutoZone's policy with respect to directors' attendance at the Annual Meeting?

As a general matter, all directors are expected to attend our Annual Meetings. At our 2007 Annual Meeting, all directors were present.

Do AutoZone's non-management directors meet regularly in executive session?

The non-management members of our Board of Directors regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting. Our Lead Director, Mr. McKenna, presides at these sessions.

Committees of the Board

What are the standing committees of AutoZone's Board of Directors?

AutoZone's Board has three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each consisting only of independent directors.

Audit Committee

What is the function of the Audit Committee?

The Audit Committee is responsible for:

- the integrity of the Company's financial statements,
- the independent auditor's qualification, independence and performance,

- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Committee performs its duties by:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Committee;
- pre-approving all audit and permitted non-audit services performed by the independent auditor, considering issues of auditor independence;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function;
- reporting periodically to the Board and making appropriate recommendations; and
- preparing the report of the Committee required to be included in the annual proxy statement.

Who are the members of the Audit Committee?

The Audit Committee consists of Ms. Gove, Mr. Graves, Mr. McKenna (Chairman) and Mr. Mrkonic.

Are all of the members of the Audit Committee independent?

Yes, the Audit Committee consists entirely of independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

Does the Audit Committee have an Audit Committee Financial Expert?

The Board has determined that Ms. Gove, Mr. McKenna and Mr. Mrkonic each meet the qualifications of an audit committee financial expert as defined by the Securities and Exchange Commission. All members of the Audit Committee meet the New York Stock Exchange definition of financial literacy.

How many times did the Audit Committee meet during the last fiscal year?

During the 2008 fiscal year, the Audit Committee held ten meetings.

Where can I find the charter of the Audit Committee?

The Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Compensation Committee

What is the function of the Compensation Committee?

The Compensation Committee has the authority, based on its charter and the AutoZone Corporate Governance Principles, to:

- review and approve AutoZone's compensation objectives;
- review and approve the compensation programs, plans and awards for executive officers, including recommending equity-based plans for stockholder approval;

- act as administrator as may be required by AutoZone's short- and long-term incentive plans and other stock or stock-based plans; and
- review the compensation of AutoZone's non-employee directors from time to time and recommend to the full Board any changes that the Committee deems necessary.

The Committee may appoint subcommittees from time to time with such responsibilities as it may deem appropriate; however, the committee may not delegate its authority to any other persons.

AutoZone's processes and procedures for the consideration and determination of executive compensation, including the role of the Compensation Committee and compensation consultants, are described in the "Compensation Discussion and Analysis" on page 18.

Who are the members of the Compensation Committee?

The Compensation Committee consists of Dr. House, Mr. McKenna, Mr. Mrkonic and Mr. Ullyot (Chairman), all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Compensation Committee meet during the last fiscal year?

During the 2008 fiscal year, the Compensation Committee held three meetings.

Where can I find the charter of the Compensation Committee?

The Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

What is the function of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee ensures that:

- qualified candidates are presented to the Board of Directors for election as directors;
- the Board of Directors has adopted appropriate corporate governance principles that best serve the practices and objectives of the Board of Directors; and
- AutoZone's Articles of Incorporation and Bylaws are structured to best serve the interests of the stockholders.

Who are the members of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee consists of Mr. Elson (Chairman), Ms. Gove and Mr. Graves, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principals and the listing standards of the New York Stock Exchange.

How many times did the Nominating and Corporate Governance Committee meet during the last fiscal year?

During the 2008 fiscal year, the Nominating and Corporate Governance Committee held seven meetings.

Where can I find the charter of the Nominating and Corporate Governance Committee?

The Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Director Nomination Process

What is the Nominating and Corporate Governance Committee's policy regarding consideration of director candidates recommended by stockholders? How do stockholders submit such recommendations?

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedure set forth in Article III, Section 1 of AutoZone's Fourth Amended and Restated Bylaws ("Bylaws"), including biographical and business experience information regarding the nominee and other information required by said Article III, Section 1. Copies of the Bylaws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at www.autozoneinc.com.

What qualifications must a nominee have in order to be recommended by the Nominating and Corporate Governance Committee for a position on the Board?

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. Core competencies of the Board as a whole are accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at www.autozoneinc.com.

How does the Nominating and Corporate Governance Committee identify and evaluate nominees for director?

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, and also reviews the composition of the full Board to determine the areas of expertise and core competencies needed to enhance the function of the Board. The Committee may also consider other factors such as the size of the Board, whether a candidate is independent, how many other public company directorships a candidate holds, and the listing standards requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by stockholders in accordance with the procedure described above, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of the Bylaws, will receive the same consideration as the Committee's other potential nominees.

On June 25, 2008, the Company entered into an Agreement with ESL Investments, Inc. and its affiliates ("ESL") in which the parties agreed, among other things, that the Company would take appropriate actions, once candidates were identified, to add three new members to the Board of Directors as promptly as practicable, and not later than the Annual Meeting. One candidate, reasonably acceptable to ESL, was to be identified by The Hollins Group, Inc., an independent search agency retained by the Company, and two additional directors were to be appointed from candidates identified by ESL. All three candidates had to be reasonably acceptable to both ESL and a majority of the members of the Nominating and Corporate Governance Committee of the Board and be "independent" under the Company's Corporate Governance Principles and the rules of the New York Stock Exchange.

Proxy

In accordance with that Agreement, Mr. Crowley and Mr. Grusky were identified by ESL and Mr. Nieto was identified by The Hollins Group, Inc. After review and approval by the Nominating and Corporate Governance Committee, Messrs. Crowley, Grusky and Nieto were appointed to the Board.

Procedure for Communication with the Board of Directors

How can stockholders and other interested parties communicate with the Board of Directors?

Stockholders and other interested parties may communicate with the Board of Directors by writing to the Board, to any individual director or to the non-management directors as a group c/o Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. All such communications will be forwarded unopened to the addressee. Communications addressed to the Board of Directors or to the non-management directors as a group will be forwarded to the Chairman of the Nominating and Corporate Governance Committee and communications addressed to a committee of the Board will be forwarded to the chairman of that committee.

Compensation of Directors

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2008 fiscal year. No amounts were paid to our non-employee directors during the 2008 fiscal year that would be classified as "Non-Equity Incentive Plan Compensation," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation," so these columns have been omitted from the table.

Name(1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Total ($) (5)
William C. Crowley(6)	815	815	1,801	3,431
Charles M. Elson	22,496	22,496	87,696	132,688
Sue E. Gove	20,000	19,760	72,894	112,654
Earl G. Graves, Jr.	20,008	20,008	70,167	110,183
Robert R. Grusky(6)	815	815	1,801	3,431
N. Gerry House	20,008	20,008	87,696	127,712
J.R. Hyde, III	20,008	20,008	87,696	127,712
W. Andrew McKenna	24,877	24,877	87,696	137,450
George R. Mrkonic, Jr.	20,008	20,008	91,134	131,150
Theodore W. Ullyot	22,496	22,496	62,893	107,885

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 28.

(2) Under the AutoZone, Inc. 2003 Director Compensation Plan, non-employee directors receive at least 50% of their annual retainer fees and committee chairmanship fees in AutoZone common stock or in Stock Units (units with value equivalent to the value of shares of AutoZone common stock as of the grant date). They may elect to receive up to 100% of the fees in stock and/or to defer all or part of the fees in Stock Units, as defined herein. This column represents the 50% of the fees that were paid in cash or which the director elected to receive in stock or Stock Units during fiscal 2008. The stock and stock unit amounts reflect the dollar amounts recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). See Note B, Share-Based Compensation, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended August 30, 2008 ("2008 Annual Report") for a discussion of our accounting for share-based awards and the assumptions used. The other 50% of the

fees, which were required to be paid in stock or Stock Units, are included in the amounts in the "Stock Awards" column.

(3) The "Stock Awards" column represents the dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123(R) for awards of common stock under the Director Compensation Plan during fiscal 2008, and awards of common stock and Stock Units under the Director Compensation Plan and its predecessor, the 1998 Director Compensation Plan, prior to fiscal 2008. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2008 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding Stock Units held by each director and the grant date fair value of each stock award made during fiscal 2008 are shown in the following footnote 4. See "Security Ownership of Management" on page 16 for more information about our directors' stock ownership.

(4) The "Option Awards" column represents the dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123(R) for stock options awarded under the AutoZone, Inc. 2003 Director Stock Option Plan and its predecessor, the 1998 Director Stock Option Plan. It includes amounts from awards granted in and prior to fiscal 2008. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2008 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. As of August 30, 2008, each non-employee director had the following aggregate number of outstanding Stock Units and stock options:

Director	Stock Units (#)	Stock Options* (#)
William C. Crowley	—	3,526
Charles M. Elson	3,162	27,608
Sue E. Gove	280	8,215
Earl G. Graves, Jr.	2,748	16,282
Robert R. Grusky	—	3,526
N. Gerry House	4,662	27,500
J. R. Hyde, III.	6,896	24,000
W. Andrew McKenna	4,247	27,955
George R. Mrkonic, Jr.	797	9,857
Luis P. Nieto	—	—
Theodore W. Ullyot	633	6,078

* Includes vested and unvested stock options. Does not include 3,412 options that were awarded to Mr. Nieto upon his appointment to the Board in September 2008.

Proxy

The following table shows the grant date fair value of each stock award and each stock option award made during fiscal 2008 computed in accordance with SFAS 123(R). Stock award values are determined using the Black-Scholes option pricing model. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2008 Annual Report for a discussion of our accounting for share-based awards and the assumptions used.

Name	Grant Date	Grant Date Fair Value of Stock Awards ($)	Grant Date Fair Value of Option Awards ($)
William C. Crowley	8/16/2008		1,801
	9/1/2008^	1,522	
Charles M. Elson	9/1/2007	11,250	
	12/1/2007	11,249	
	1/1/2008		21,857
	3/1/2008	11,245	
	6/1/2008	11,248	
Sue E. Gove	9/1/2007	4,965	
	12/1/2007	4,930	
	1/1/2008		10,929
	3/1/2008	4,915	
	6/1/2008	4,951	
Earl G. Graves, Jr.	9/1/2007	10,002	
	12/1/2007	10,005	
	1/1/2008		21,857
	3/1/2008	10,005	
	6/1/2008	10,004	
Robert R. Grusky	8/16/2008		1,801
	9/1/2008^	1,522	
N. Gerry House	9/1/2007	10,002	
	12/1/2007	10,005	
	1/1/2008		21,857
	3/1/2008	10,005	
	6/1/2008	10,004	
J.R. Hyde, III	9/1/2007	10,002	
	12/1/2007	10,005	
	1/1/2008		21,857
	3/1/2008	10,005	
	6/1/2008	10,004	
W. Andrew McKenna	9/1/2007	12,473	
	12/1/2007	12,436	
	1/1/2008		21,857
	3/1/2008	12,404	
	6/1/2008	12,441	
George R. Mrkonic, Jr.	9/1/2007	10,002	
	12/1/2007	10,005	
	1/1/2008		21,857
	3/1/2008	10,005	
	6/1/2008	10,004	
Theodore W. Ullyot	9/1/2007	11,250	
	12/1/2007	11,249	
	1/1/2008		10,929
	3/1/2008	11,245	
	6/1/2008	11,248	

^ For services performed in the 2008 fiscal year.

(5) The "Total" column is different than total compensation actually paid to our directors in fiscal 2008. See footnotes 3 and 4 above.

(6) Messrs. Crowley and Grusky joined the Board in August, 2008.

Narrative Accompanying Director Compensation Table

Directors may select at the beginning of each calendar year between two pay alternatives. The first alternative includes an annual retainer fee of $40,000 and a stock option grant. The second alternative includes an annual retainer of $40,000, a supplemental retainer fee of $35,000, and a smaller stock option grant. The second alternative was added in 2008 to make the director compensation package more attractive to potential director candidates (and existing directors) who, in a given year, might prefer a higher percentage of fixed compensation. Directors electing either alternative receive a significant portion of their compensation in AutoZone common stock, since at least one-half of the base retainer and, if applicable, one-half of the supplemental retainer must be paid in AutoZone common stock or stock units.

Annual Retainer Fees. Non-employee directors must choose each year between the two compensation alternatives described above. A director electing the first alternative will receive an annual base retainer fee of $40,000 (the "Base Retainer"). A director electing the second alternative will receive, in addition to the Base Retainer, an annual supplemental retainer fee in the amount of $35,000 (the "Supplemental Retainer"), but will receive a smaller annual stock option award under the Director Stock Option Plan. There are no meeting fees.

The chairman of the Audit Committee receives an additional fee of $10,000 annually, and the chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional fee of $5,000 per year.

Director Compensation Plan. Under the AutoZone, Inc. 2003 Director Compensation Plan (the "Director Compensation Plan"), a non-employee director may receive no more than one-half of the annual fees in cash — the remainder must be taken in AutoZone common stock. The director may elect to receive up to 100% of the fees in stock or to defer all or part of the fees in units with value equivalent to the value of shares of AutoZone Common Stock ("Stock Units"). Unless deferred, the annual fees are payable in advance in equal quarterly installments on September 1, December 1, March 1, and June 1 of each year, at which time each director receives cash and/or shares of common stock in the amount of one-fourth of the annual fees. The number of shares issued is determined by dividing the amount of the fee payable in shares by the fair market value of the shares as of the grant date.

If a director defers any portion of the annual fees in the form of Stock Units, then on September 1, December 1, March 1, and June 1 of each year, AutoZone will credit a unit account maintained for the director with a number of Stock Units determined by dividing the amount of the fees by the fair market value of the shares as of the grant date. Upon the director's termination of service, he or she will receive the number of shares of common stock with which his or her unit account is credited, either in a lump sum or installments, as elected by the director under the Director Compensation Plan.

Director Stock Option Plan. Under the AutoZone, Inc. 2003 Director Stock Option Plan (the "Director Stock Option Plan"), directors who elect to be paid only the Base Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. Directors electing to be paid the Supplemental Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board, plus a portion of the base annual option grant corresponding to the director's compensation election, prorated for the portion of the year served in office.

Proxy

Stock option grants are made at the fair market value of the common stock as of the grant date, defined in the plan as the average of the highest and lowest prices quoted for the common stock on the New York Stock Exchange on the business day immediately prior to the grant date. They become fully vested and exercisable on the third anniversary of the date of grant, or the date on which the director ceases to be a director of AutoZone, whichever occurs first.

Stock options expire on the first to occur of (a) 10 years after the date of grant, (b) 90 days after the option holder's death, (c) 5 years after the date the option holder ceases to be an AutoZone director if he or she has become ineligible to be reelected as a result of reaching the term limits or mandatory retirement age specified in AutoZone's Corporate Governance Principles, (d) 30 days after the date that the option holder ceases to be an AutoZone director for reasons other than those listed in the foregoing clause (c), or (e) upon the occurrence of certain corporate transactions affecting AutoZone.

Predecessor Plans

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were terminated in December 2002 and were replaced by the Director Compensation Plan and the Director Stock Option Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Stock Ownership Requirement

The Board has established a stock ownership requirement for non-employee directors. Within three years of joining the Board, each director must personally invest at least $150,000 in AutoZone stock. Shares and Stock Units issued under the Director Compensation Plan count toward this requirement.

PROPOSAL 2 — Ratification of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent auditor for the past twenty-one fiscal years, has been selected by the Audit Committee to be AutoZone's independent registered public accounting firm for the 2009 fiscal year. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.

The Audit Committee recommends that you vote FOR ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm. For ratification, the firm must receive more votes in favor of ratification than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against the firm. However, the Audit Committee is not bound by a vote either for or against the firm. The Audit Committee will consider a vote against the firm by the stockholders in selecting our independent registered public accounting firm in the future.

During the past two fiscal years, the aggregate fees for professional services rendered by Ernst & Young LLP were as follows:

	2008	2007
Audit Fees	$1,622,758	$1,365,436
Audit-Related Fees	65,339(1)	—
Tax Fees	145,707(2)	68,388(3)

(1) Audit-Related Fees for 2008 were for assistance with due diligence in exploring potential acquisitions.

(2) Tax Fees for 2008 were for advice relating to the Company's debt offering and assistance with issues relating to international and domestic federal, state and local transfer pricing.

(3) Tax Fees for 2007 were for assistance with issues relating to international and domestic federal, state and local transfer pricing.

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at www.autozoneinc.com. The Audit Committee pre-approved 100% of the services provided by Ernst & Young LLP during the 2008 and 2007 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

Audit Committee Report

The Audit Committee of AutoZone, Inc., has reviewed and discussed AutoZone's audited financial statements for the year ended August 30, 2008, with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Committee.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as adopted by the PCAOB in Rule 3600T, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the fiscal year ended August 30, 2008, on Form 10-K for filing with the Securities and Exchange Commission.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles; AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board of Directors.

W. Andrew McKenna (Chairman)
Sue E. Gove
Earl G. Graves, Jr.
George R. Mrkonic, Jr.

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

OTHER INFORMATION

Security Ownership of Management

This table shows the beneficial ownership of common stock by each director, the Principal Executive Officer, the Principal Financial Officer and the other three most highly compensated executive officers, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

	Beneficial Ownership As of October 20, 2008	
Name of Beneficial Owner	Shares	Ownership Percentage
William C. Crowley(1)	84	*
Charles M. Elson(2)	27,875	*
Sue E. Gove(3)	5,479	*
Earl G. Graves, Jr.(4)	11,602	*
Robert R. Grusky(5)	342	*
N. Gerry House(6)	24,347	*
J. R. Hyde, III(7)	483,403	*
W. Andrew McKenna(8)	39,906	*
George R. Mrkonic, Jr.(9)	3,369	*
Luis P. Nieto(10)	0	*
William C. Rhodes, III(11)	234,008	*
Theodore W. Ullyot(12)	715	*
William T. Giles(13)	38,762	*
Harry L. Goldsmith(14)	165,852	*
Robert D. Olsen(15)	199,507	*
James A. Shea(16)	57,833	*
All current directors and executive officers as a group (24 persons)(17)	1,573,965	2.7%

* Less than 1%.

(1) Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc. which together with various of its affiliates owns AutoZone common stock as shown in the "Security Ownership of Certain Beneficial Owners" on page 17. Mr. Crowley may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group, as defined on page 17. Mr. Crowley disclaims beneficial ownership of all shares of AutoZone stock held by the ESL Group, except for the 84 shares owned by Tynan, LLC.

(2) Includes 3,243 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 18,608 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(3) Includes 280 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 3,715 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(4) Includes 2,820 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 8,782 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(5) Includes 42 shares that may be acquired immediately upon termination as a director by conversion of Stock Units. Mr. Grusky is a limited partner in ESL Partners, L.P. ("ESL Partners"), which together with various of its affiliates owns AutoZone common stock as shown in the "Security Ownership of Certain Beneficial Owners" on page 17. Mr. Grusky may be deemed to have indirect beneficial ownership of the

AutoZone shares beneficially owned by the ESL Group. Mr. Grusky disclaims beneficial ownership of the AutoZone shares held by the ESL Group, except to the extent of his pecuniary interest therein.

(6) Includes 4,734 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 18,500 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(7) Includes 77,925 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power, 6,968 shares that may be acquired immediately upon termination as a director by conversion of Stock Units, and 15,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008. Does not include 2,000 shares owned by Mr. Hyde's wife.

(8) Includes 4,247 shares that may be acquired immediately upon termination as a director by conversion of Stock Units and 18,955 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(9) Includes 869 shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(10) Mr. Nieto will be awarded Stock Units on December 1, 2008, for his Board service between September 23, 2008 and November 30, 2008.

(11) Includes 380 shares held as custodian for Mr. Rhodes's children and 224,500 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(12) Includes 715 shares that may be acquired immediately upon termination as a director by conversion of Stock Units. Mr. Ullyot is a limited partner in RBS Partners, L.P. ("RBS Partners"), which together with various of its affiliates owns AutoZone common stock as shown in the "Security Ownership of Certain Beneficial Owners" on page 17. Mr. Ullyot was Executive Vice President and General Counsel of ESL Investments, Inc. until April 2008 and may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group. Mr. Ullyot disclaims beneficial ownership of the AutoZone shares held by the ESL Group.

(13) Includes 38,250 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(14) Includes 153,125 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008, and 1,400 shares held by trusts for which Mr. Goldsmith is a beneficiary.

(15) Includes 179,875 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

(16) Includes 57,000 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008, and 150 shares owned by Mr. Shea's wife.

(17) Includes 23,918 shares that may be acquired immediately upon termination as a director by conversion of stock appreciation rights and 1,009,148 shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 20, 2008.

Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage
ESL Partners, L.P.(1) 200 Greenwich Avenue Greenwich, CT 06830	23,370,472	40.3%

(1) The shares deemed beneficially owned by ESL Partners, L.P. are owned by a group (the "ESL Group") consisting of ESL Partners, L.P., a Delaware limited partnership, ESL Institutional Partners, L.P., a Delaware limited partnership, ESL Investors, L.L.C., a Delaware limited liability company, Acres Partners,

Proxy

L.P., a Delaware limited partnership, RBS Partners, L.P. , a Delaware limited partnership, Edward S. Lampert, Tynan LLC, a Delaware limited liability company, and the Edward and Kinga Lampert Foundation. RBS Partners, L.P. and ESL Investments, Inc. are general partners of ESL Partners, L.P. ESL Investments, Inc. is the general partner of Acres Partners, L.P. and the managing member of RBS Investment Management, L.L.C. RBS Investment Management, L.L.C. is the general partner of ESL Institutional Partners, L.P. RBS Partners, L.P. is the manager of ESL Investors, L.L.C. Mr. Lampert is the Chairman, Chief Executive Officer and a director of ESL Investments, Inc., and managing member of ESL Investment Management, L.P. In their respective capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of AutoZone common stock beneficially owned by other members of the ESL Group. ESL Partners, L.P. is the record owner of 13,515,168 shares; ESL Institutional Partners, L.P. is the record owner of 71,771 shares; ESL Investors, L.L.C. is the record owner of 3,003,476 shares; Acres Partners, L.P. is the record owner of 5,875,557 shares; RBS Partners, L.P. is the record owner of 860,325 shares; Mr. Lampert is the record owner of 22,150 shares; Tynan LLC is the record owner of 84 shares and the Edward and Kinga Lampert Foundation is the record owner of 21,941 shares. Each entity or person has the sole power to vote and dispose of the shares deemed beneficially owned by it. Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc.; however, Mr. Crowley disclaims beneficial ownership of the shares owned by the ESL Group as reflected in the table above, other than the 84 shares owned by Tynan LLC. The source of this information is the Schedule 13D/A filed with the Securities and Exchange Commission by the ESL Group on June 26, 2008, reporting beneficial ownership as of June 25, 2008 as well as the Form 4 filed with the Securities and Exchange Commission by the ESL Group on October 20, 2008, reporting beneficial ownership as of October 17, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides a principles-based overview of AutoZone's executive compensation program. It discusses our rationale for the types and amounts of compensation that our executive officers receive and how compensation decisions affecting these officers are made. It also discusses AutoZone's total rewards philosophy, the key principles governing our compensation program, and the objectives we seek to achieve with each element of our compensation program.

What are the Company's key compensation principles?

Pay for performance. The primary emphasis of AutoZone's compensation program is linking executive pay to business results and stockholder value. Base salary levels are intended to be competitive, but the more potentially valuable components of executive compensation are annual cash incentives, which depend on the achievement of pre-determined business goals, and to a greater extent, long-term compensation, which is based on the value of our stock.

Attract and retain talented AutoZoners. The overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization. We believe that a financially strong company which delivers solid stockholder results is the most important component of attracting and retaining executive talent.

What are the Company's overall executive compensation objectives?

Drive high performance. AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

Drive long-term stockholder results. AutoZone's compensation program is intended to support long-term focus on stockholder results, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options.

The table below illustrates how AutoZone's compensation program weights the "at-risk" components of its named executive officers' 2008 total compensation (here defined as actual base salary + annual cash incentive target + Black-Scholes value of fiscal 2008 stock option grant):

Position	Base Salary	Annual Incentive	Stock Options
Chairman, President & CEO	20%	20%	60%
All Other Named Executive Officers ("NEOs")	23%	14%	63%

Who participates in AutoZone's executive compensation programs?

The Chief Executive Officer and the other named executive officers, as well as the other senior executives comprising AutoZone's Executive Committee, participate in the compensation program outlined in this Compensation Discussion and Analysis. The Executive Committee consists of the Chief Executive Officer and officers with the title of senior vice president or executive vice president. However, many elements of the compensation program also apply to other levels of AutoZone management. The intent is to ensure that management is motivated to pursue, and is rewarded for achieving, the same financial, operating and stockholder objectives.

What are the key elements of the company's overall executive compensation program?

The table below summarizes the key elements of AutoZone's executive compensation program and the objectives they are designed to achieve. More details on these elements follow throughout the Compensation Discussion and Analysis and this Proxy Statement, as appropriate.

Pay Element	Description	Objectives
Base salary	• Annual fixed cash compensation.	• Attract and retain talented executives. • Recognize differences in relative size, scope and complexity of positions as well as individual performance over the long term.

Annual cash incentive (bonus)	• Annual variable pay tied to the achievement of key Company financial and operating objectives. The primary measures are:
	  • Earnings before interest and taxes, and
	  • Return on invested capital.
	• Actual payout depends on the results achieved. Potential payout is not capped; however, payout may be zero if threshold targets are not achieved.
	• The Compensation Committee may reduce payouts in its discretion when indicated by individual performance, but does not have discretion to increase payouts.
		• Communicate key financial and operating objectives.
		• Drive high levels of performance by ensuring that executives' total cash compensation is linked to achievement of financial and operating objectives.
		• Support and reward consistent, balanced growth and returns performance (add value every year) with demonstrable links to stockholder returns.
		• Drive cross-functional collaboration and a total-company perspective.

Pay Element	Description	Objectives
Stock options	• Senior executives receive a mix of incentive stock options (ISOs) and non-qualified stock options (NQSOs). • All stock options are granted at fair market value on the grant date (discounted options are prohibited). • AutoZone's stock option plan prohibits repricing and does not include a "reload" program.	• Align long-term compensation with stockholder results. Opportunities for significant wealth accumulation by executives are tightly linked to stockholder returns. • ISOs provide an incentive to hold shares after exercise, thus increasing ownership and further reinforcing the tie to stockholder results.
Stock purchase plans	• AutoZone maintains a broad-based employee stock purchase plan which is qualified under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan allows AutoZoners to make quarterly purchases of AutoZone shares at 85% of the fair market value on the first or last day of the calendar quarter, whichever is lower. • The Company has implemented an Executive Stock Purchase Plan so that executives may continue to purchase AutoZone shares beyond the limit the IRS and the company set for the Employee Stock Purchase Plan.	• Allow all AutoZoners to participate in the growth of AutoZone's stock. • Encourage ownership, and therefore alignment of executive and stockholder interests.
Management stock ownership requirement	• AutoZone implemented a stock ownership requirement during fiscal 2008 for executive officers. • Covered executives must meet specified minimum levels of ownership, using a multiple of base salary approach.	• Encourage ownership, and therefore alignment of executive and stockholder interests.
Retirement plans	The Company maintains three retirement plans: • Non-qualified deferred compensation plan (including a frozen defined benefit restoration feature) • Frozen defined benefit pension plan, and • 401(k) defined contribution plan.	• Provide competitive executive retirement benefits. • The non-qualified plan enables executives to defer base and bonus earnings up to 25% of the total, independent of the IRS limitations set for the qualified 401(k) plan. • The restoration component of the non-qualified plan, which was frozen at the end of 2002, allowed executives to accrue benefits that were not capped by IRS earnings limits.
Health and other benefits	Executives are eligible for a variety of benefits, including: • Medical, dental and vision plans; and • Life and disability insurance plans.	• Provide competitive benefits. • Minimize perquisites while ensuring a competitive overall rewards package.

Annual cash compensation. Annual cash compensation consists of base salary and annual cash incentives (bonus).

Base Salary. Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and individual performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group's help. These salary ranges are usually updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone uses surveys published by Mercer and Hewitt Associates, among others, for this purpose, as discussed below.

The survey data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

- base salaries
- variable compensation
- total annual cash compensation
- long-term incentive compensation
- total direct compensation

The salary surveys cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position "matched", the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the named executive officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone's employees. AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. This positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In making decisions related to compensation of the named executive officers, the Compensation Committee uses the survey data and salary ranges as context in reviewing compensation levels and approving pay actions. Other elements that the Committee considers are individual performance, Company performance, individual tenure, position tenure, and succession planning. The Hay Group, Mercer and Hewitt Associates surveys are utilized primarily to provide comparative data.

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives (bonuses) each fiscal year based on the Company's attainment of certain Company performance objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization, and therefore does not change annually. As a general rule, as an executive's level

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of management responsibility increases, the portion of his or her total compensation dependent on Company performance increases.

The threshold and target percentage amounts for the named executive officers for fiscal 2008 are shown in the table below.

Principal Position	Percentage of Base Salary	
	Threshold	Target
Chairman, President & CEO	50%	100%
All Other NEOs	30%	60%

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2005 Executive Incentive Compensation Plan ("EICP"), our performance-based short-term incentive plan. Pursuant to the Plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 31.

The actual bonus amount paid depends on Company performance relative to the target objectives. A minimum pre-established goal must be met in order for any bonus award to be paid, and the bonus award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The Compensation Committee may in its sole discretion reduce the bonus awards paid to named executive officers. Under the EICP, the Committee may not exercise discretion in granting awards in cases where no awards are indicated, nor may the Committee increase any calculated awards. Any such "positive" discretionary changes, were they to occur, would be paid outside of the EICP and reported under the appropriate Bonus column in the Summary Compensation Table; however, the Committee has not historically exercised this discretion.

The Compensation Committee, as described in the EICP, may disregard the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

The incentive objectives for fiscal 2008 were based on the achievement of specified levels of earnings before interest and taxes ("EBIT") and return on invested capital ("ROIC"), as are the incentive objectives for fiscal 2009. The total bonus award is determined based on the impact of EBIT and ROIC on AutoZone's economic profit for the year, rather than by a simple allocation of a portion of the award to achievement of the EBIT target and a portion to achievement of the ROIC target. EBIT and ROIC are key inputs to the calculation of economic profit (sometimes referred to as "economic value added"), and have been determined by our Compensation Committee to be important factors in enhancing shareholder value. If both the EBIT and ROIC targets are achieved, the result will be a 100%, or target, payout. However, the payout cannot exceed 100% unless the EBIT target is exceeded (i.e., unless there is "excess EBIT" to fund the additional bonus payout). Additionally, when the aggregate bonus amount is calculated, if the resulting payout amount in excess of target exceeds a specified percentage of excess EBIT (currently 20%), then the bonus payout will be reduced until the total amount of the bonus payment in excess of target is within that specified limit.

The specific targets are tied to achievement of the Company's operating plan for the fiscal year. In 2008, the target objectives were EBIT of $1,120.2 million and ROIC of 22.6%. The 2008 bonus awards for each named executive officer were based on the following performance:

	EBIT (Amount in MMs)	ROIC
Plan	$1,120.2	22.6%
Actual (as adjusted)	$1,127.5	23.9%
Difference	$ 7.3	128 bps

Our EBIT and ROIC performance targets are based on AutoZone's operating plan and are highly confidential and competitively sensitive. We have a long-standing policy against giving financial guidance to securities analysts due to the competitive disadvantage that could result from our doing so. We believe that if we were to publish any financial projections, including any earnings information, our competitors would gain useful advance insight into our business strategy. Insofar as AutoZone is a leader in a highly competitive market, any such public disclosure could materially harm our competitive position within our industry.

Our Board of Directors participates in the creation of financial and operating plans designed to generate long-term shareholder value. The Compensation Committee sets EICP targets each year based on these plans. Because the targets are confidential, we believe the best indication of the difficulty of achieving such targets is our track record. Over the last five years, annual EICP payouts have exceeded target three times and have been below target twice (bonus payments during this period of time have ranged from 69% to 128% of target).

Effect of Performance on Total Annual Cash Compensation. Because AutoZone emphasizes pay for performance, it is only when the Company exceeds its target objectives that an executive's total annual cash compensation begins to exceed competitive market levels. Similarly, Company performance below target will cause an executive's total annual cash compensation to drop below competitive market levels. As discussed below, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies.

Stock options. To emphasize achievement of long-term stockholder value, AutoZone's executives receive a significant portion of their targeted total compensation in the form of stock options. Although stock options have potential worth at the time they are granted, they only confer actual value if AutoZone's stock price appreciates between the grant date and the exercise date. For this reason, we believe stock options are the best long-term compensation vehicle to reward executives for creating stockholder value. We do not maintain any other long-term incentive plans for our executives. We want our executives to realize total compensation levels well above the market norm, because when they do, such success is the result of both achievement of Company financial objectives and strong stockholder returns.

In order to support and facilitate stock ownership by our executive officers, a portion of their annual stock option grant typically consists of Incentive Stock Options ("ISOs"). If an executive holds the stock acquired upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise, he or she can receive favorable long-term capital gains tax treatment for all appreciation over the exercise price. ISOs have a term of ten years and vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan. There is a $100,000 limit on the aggregate grant value of ISOs that may become exercisable in any calendar year.

Because of the limitations on ISOs, most of the stock options granted to our officers and other employees are non-qualified stock options ("NQSOs"). In general, our NQSOs have terms of ten years and one day and vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan.

AutoZone does not grant discounted stock options, and our stock option plans prohibit repricing of previously granted options. AutoZone's plans do not provide for the granting of "reload" options.

AutoZone grants stock options annually. Currently, the annual grants are reviewed and approved by the Compensation Committee in the meeting at which it reviews prior year results, determines incentive payouts, and takes other compensation actions affecting the named executive officers. The Compensation Committee has not delegated its authority to grant stock options; all grants are directly approved by the Compensation Committee. Option grant amounts are recommended to the Compensation Committee by the Chief Executive Officer, based on individual performance and the size and scope of the position held.

Newly promoted or hired officers may receive a grant shortly after their hire or promotion. As a general rule, new hire or promotional stock options are approved and effective on the date of a regularly scheduled meeting of the Compensation Committee. On occasion, these interim grants may be approved by unanimous written consent of the Compensation Committee. The grants are recommended to the Compensation Committee by the Chief Executive Officer based on individual circumstances (e.g., what may be required in order to attract a new executive). Internal promotional grants are prorated based on the time elapsed since the officer received a regular annual grant of stock options.

For more information about our stock option plans, see Discussion of Plan-Based Awards Table on page 31.

Stock purchase plans. AutoZone maintains the Employee Stock Purchase Plan which enables all employees to purchase AutoZone common stock at a discount, subject to IRS-determined limitations. Based on IRS rules, we limit the annual purchases in the Employee Stock Purchase Plan to no more than $15,000, and no more than 10% of eligible (base and bonus or commission) compensation. To support and encourage stock ownership by our executives, AutoZone also established a non-qualified stock purchase plan. The Fourth Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan ("Executive Stock Purchase Plan") permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan.

The Executive Stock Purchase Plan operates in a similar manner to the tax-qualified Employee Stock Purchase Plan, in that it allows executives to defer after-tax base or bonus compensation (after making annual elections as required under Section 409A of the Internal Revenue Code) for use in making quarterly purchases of AutoZone common stock. Options are granted under the Executive Stock Purchase Plan each calendar quarter and consist of two parts: a restricted share option and an unvested share option. Shares are purchased under the restricted share option at 100% of the closing price of AutoZone stock at the end of the calendar quarter (i.e., not at a discount), and a number of shares are issued under the unvested share option at no cost to the executive, so that the total number of shares acquired upon exercise of both options is equivalent to the number of shares that could have been purchased with the deferred funds at a price equal to 85% of the stock price at the end of the quarter. The unvested shares are subject to forfeiture if the executive does not remain with the company for one year after the grant date. After one year, the shares vest, and the executive owes taxes based on the share price on the vesting date (unless a so-called 83(b) election was made on the date of grant).

The table below can be used to compare and contrast the stock purchase plans.

	Employee Stock Purchase Plan	Executive Stock Purchase Plan
Contributions	After tax, limited to lower of 10% of eligible compensation or $15,000	After tax, limited to 25% of eligible compensation
Discount	15% discount based on lowest price at beginning or end of the quarter	15% discount based on quarter-end price
Vesting	None; 1-year holding period	Shares granted to represent 15% discount restricted for 1 year; 1-year holding period for shares purchased at fair market value
Taxes — Individual	Ordinary income in amount of spread; capital gains for appreciation; taxed when shares sold	Ordinary income when restrictions lapse (83(b) election optional)
Taxes — Company	No deduction unless "disqualifying disposition"	Deduction when included in employee's income

How does the Compensation Committee consider and determine executive and director compensation?

Chief Executive Officer. The Compensation Committee establishes the compensation level for the Chief Executive Officer, including base salary, annual cash incentive compensation, and stock option awards. The Chief Executive Officer's compensation is reviewed annually by the Compensation Committee in conjunction with a review of his individual performance by the non-management directors, taking into account all forms of compensation, including base salary, annual cash incentive, stock option awards, and the value of other benefits received.

Other Executive Officers. The Compensation Committee reviews and establishes base salaries for AutoZone's executive officers other than the Chief Executive Officer based on each executive officer's individual performance during the past fiscal year and on the recommendations of the Chief Executive Officer. The Compensation Committee approves the annual cash incentive amounts for the executive officers, which are determined by objectives established by the Compensation Committee at the beginning of each fiscal year as discussed above. The actual bonus amount paid depends on performance relative to the target objectives.

The Compensation Committee approves awards of stock options to many levels of management, including executive officers. Stock options are granted to executive officers upon initial hire or promotion, and thereafter are typically granted annually in accordance with guidelines established by the Compensation Committee as discussed above. The actual grant is determined by the Compensation Committee based on the guidelines and the performance of the individual in the position. The Compensation Committee considers the recommendations of the Chief Executive Officer.

Management Stock Ownership Requirement. To further reinforce AutoZone's objective of driving long-term shareholder results, a stock ownership requirement for all executive officers, including the NEOs, was implemented during fiscal 2008. Covered executives must attain a specified minimum level of stock ownership, based on a multiple of their base salary, within 5 years of the adoption of the requirement or the executive's placement into a covered position. Executives who are promoted into a position with a higher multiple will have an additional 3 years to attain the required ownership level. In order to calculate whether each executive meets the ownership requirement, we total the value of each executive's holdings of whole shares of stock and the intrinsic (or "in-the-money") value of vested stock options, based on the fiscal year-end closing price of AutoZone stock, and compare that value to the appropriate multiple of fiscal year-end base salary.

To encourage full participation in our equity plans, all AutoZone stock acquired under those plans is included in the executive's holdings for purposes of calculating his or her ownership. This includes vested stock options and shares which have restrictions on sale. One of the purposes of the ownership requirement is to create a disincentive for an executive to exercise vested stock options early, selling shares to pay the exercise cost and taxes, before the award has had time to achieve its full potential value.

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Key features of the stock ownership requirement are summarized in the table below:

Ownership Requirement	• Chief Executive Officer 5 times base salary • Executive Vice President 3 times base salary • Senior Vice President 2 times base salary
Holding Requirements	• Individuals who have not achieved the ownership requirement within the five year period will be required to hold 50% of net after-tax shares upon exercise of any stock option, and may not sell any shares of AZO. • Guidelines will no longer apply after an executive reaches age 62, in order to facilitate appropriate financial planning as retirement approaches. The Compensation Committee, in its discretion, may waive the guidelines for an executive who has communicated his or her intent to retire prior to age 62.
Ownership Definition	• Shares of stock directly owned (including shares subject to holding requirements under any stock purchase plan); • Unvested Shares acquired via the Executive Stock Purchase Plan; and • Vested stock options acquired via the AutoZone Stock Option Plan (based on the "in-the-money" value).

Under AutoZone's insider trading policies, all transactions involving put or call options on the stock of AutoZone are prohibited at all times. Officers and directors and their respective family members may not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety.

What roles do the Chief Executive Officer and other executive officers play in the determination of executive compensation?

The Chief Executive Officer attends most meetings of the Compensation Committee and participates in the process by answering Compensation Committee questions about pay philosophy and by ensuring that the Compensation Committee's requests for information are fulfilled. He also assists the Compensation Committee in determining the compensation of the executive officers by providing recommendations and input about such matters as individual performance, tenure, and size, scope and complexity of their positions. The Chief Executive Officer makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations usually relate to base salary increases and stock option grants. The Chief Executive Officer also recommends pay packages for newly hired executives. Management provides the Compensation Committee with data, analyses and perspectives on market trends and annually prepares information to assist the Compensation Committee in its consideration of such recommendations. Annual incentive awards are based on achievement of business objectives set by the Compensation Committee, but the Compensation Committee may exercise negative discretion, and if it does so, it is typically in reliance on the Chief Executive Officer's assessment of an individual's performance.

The Chief Executive Officer does not make recommendations to the Compensation Committee regarding his own compensation. The Senior Vice President, Human Resources has direct discussions with the Compensation Committee Chairman regarding the Compensation Committee's recommendations on the Chief Executive Officer's compensation; however, Compensation Committee discussions of specific pay actions related to the Chief Executive Officer are held outside his presence.

Does AutoZone use compensation consultants?

Neither AutoZone management nor the Compensation Committee hired executive compensation consultants during fiscal 2008. Although historically we have hired consultants to provide services from time to time, it is not our usual practice, and as discussed previously, AutoZone does not regularly engage consultants as part of our annual review and determination of executive compensation. The Compensation Committee has authority, pursuant to its charter, to hire consultants of its selection to advise it with respect to AutoZone's compensation programs, and it may also limit the use of the Compensation Committee's compensation consultants by AutoZone's management as it deems appropriate.

What are AutoZone's peer group and compensation benchmarking practices?

AutoZone reviews publicly-available data from a peer group of companies to help us ensure that our overall compensation remains competitive. The peer group is currently composed of the 23 specialty retailers listed below, and includes our direct competitors as well as other companies which we believe are similar to AutoZone in such matters as customers, product lines, revenues and market capitalization. The peer group data we use is from proxy filings and other published sources — it is not prepared or compiled especially for AutoZone.

We periodically review the appropriateness of this peer group. It typically changes when such events as acquisitions and spin-offs occur.

ADVANCE AUTO PARTS INC
BARNES & NOBLE INC
BED BATH & BEYOND INC
BEST BUY CO INC
BORDERS GROUP INC
CIRCUIT CITY STORES INC
GAP INC
GENUINE PARTS CO
HOME DEPOT INC
LIMITED BRANDS INC
LOWE'S COMPANIES INC
O'REILLY AUTOMOTIVE INC
OFFICE DEPOT INC
PEP BOYS MANNY MOE & JACK
PETSMART INC
RADIOSHACK CORP
ROSS STORES INC
SHERWIN WILLIAMS CO
STAPLES INC
STARBUCKS CORP
TJX COMPANIES INC
WILLIAMS SONOMA INC
ZALE CORP

We do not use information from the peer group or other published sources to set targets or make individual compensation decisions. AutoZone does not engage in "benchmarking," such as targeting base salary at peer group median for a given position. Rather we use such data as context in reviewing AutoZone's overall compensation levels and approving recommended compensation actions. Broad survey data and peer group information are just two elements that we find useful in maintaining a reasonable and competitive compensation program. Other elements that we consider are individual performance, Company performance, individual tenure, position tenure, and succession planning.

What is AutoZone's policy concerning the tax deductibility of compensation?

The Compensation Committee considers the provisions of Section 162(m) of the Internal Revenue Code (the "Code") which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. There is an exception for qualified performance-based compensation, and AutoZone's compensation program is designed to maximize the tax deductibility of compensation paid to executive officers, where possible. However, the Compensation Committee may authorize payments which are not deductible where it is in the best interests of AutoZone and its stockholders.

Plans or payment types which qualify as performance-based compensation include the EICP and stock options. Neither base salaries, nor the Executive Stock Purchase Plan, qualify as performance-based under 162(m).

How is AutoZone complying with Section 409A of the Internal Revenue Code?

Section 409A of the Internal Revenue Code was created with the passage of the American Jobs Creation Act of 2004. These new tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. AutoZone has conducted a thorough assessment of all affected plans, and continues to take actions necessary to comply with the new requirements by the deadlines established by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis. Based on the review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:
Theodore W. Ullyot, Chairman
N. Gerry House
W. Andrew McKenna
George R. Mrkonic, Jr.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the Board of Directors during the 2008 fiscal year are listed above. The Committee is composed solely of independent, non-employee directors.

SUMMARY COMPENSATION TABLE

This table shows the compensation paid to the Principal Executive Officer, the Principal Financial Officer and our other three most highly paid executive officers (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
William C. Rhodes III	2008	706,019	—	20,211	1,444,598	779,446	—	111,193	3,061,467
Chairman, President & Chief Executive Officer	2007	618,385	—	20,434	1,508,356	664,764	—	121,547	2,933,486
William T. Giles	2008	455,865	—	4,557	788,560	301,966	—	228,605	1,779,553
Chief Financial Officer/ Executive Vice President, Finance, IT & Store Development	2007	433,231	25,000	—	726,216	279,434	—	269,650	1,733,531
James A. Shea	2008	439,558	—	—	781,275	291,164	—	39,345	1,551,342
Executive Vice President, Merchandising, Marketing & Supply Chain	2007	416,308	—	—	762,787	268,519	—	41,303	1,488,917
Robert D. Olsen	2008	425,692	—	—	704,732	281,979	—	45,471	1,457,874
Executive Vice President, Store Operations, Commercial & Mexico	2007	382,539	—	—	669,623	246,738	—	42,116	1,341,016
Harry L. Goldsmith	2008	380,596	—	3,980	715,273	252,107	—	41,651	1,393,607
Executive Vice President, General Counsel & Secretary	2007	359,154	—	—	762,942	231,655	—	54,390	1,408,141

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table. Mr. Giles' 2007 bonus payment in this column reflects the second of two installments of his sign-on bonus.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 18 for more information about this plan. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2008 Annual Report for a description of the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with SFAS 123(R).

(3) The value of stock awards and option awards was determined as required by SFAS No. 123(R). There is no assurance that these values will be realized. See Note B, Share-Based Compensation, to our consolidated financial statements in our 2008 Annual Report for details on assumptions used in the valuation.

(4) Bonus amounts were earned for the 2008 fiscal year pursuant to the EICP and were paid in October, 2008. See "Compensation Discussion and Analysis" on page 18 for more information about this plan.

(5) Our defined benefit pension plans were frozen in December 2002, and accordingly, benefits do not increase or decrease. See the Pension Benefits table on page 34 for more information. We did not provide above-market or preferential earnings on deferred compensation in 2007 or 2008.

(6) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits(A)	Tax Gross-ups	Company Contributions to Defined Contribution Plans(C)	Life Insurance Premiums	Other(D)
William C. Rhodes III	2008	$ 54,667(B)		$51,528	$4,998	
	2007	$ 71,093(B)		$45,938	$4,516	
William T. Giles	2008	$183,559(B)	$7,858	$35,293	$1,895	
	2007	$267,222(B)	$ 765		$1,663	
James A. Shea	2008	$ 8,739		$28,612	$1,994	
	2007	$ 17,481		$21,902	$1,920	
Robert D. Olsen	2008	$ 16,964		$26,076	$2,431	
	2007	$ 21,059		$18,960	$2,097	
Harry L. Goldsmith	2008	$ 8,584		$24,014	$2,303	$6,750
	2007	$ 28,234		$17,459	$2,097	$6,600

(A) Perquisites and personal benefits for all Named Executive Officers include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid executive physicals, Company-paid long-term disability insurance premiums, and matching charitable contributions under the AutoZone Matching Gift Program. Additionally, the amounts for 2007 include premiums for participation in our executive medical plan. The executive medical plan was discontinued as of July 1, 2007.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer are as follows:

Mr. Rhodes: In each of fiscal 2007 and fiscal 2008, $50,000 in matching charitable contributions were made under the AutoZone Matching Gift Program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually.

Mr. Giles: During fiscal 2008, Mr. Giles's former home sold for $395,000 less than the appraised value at which the Company purchased the home and the Company wrote off $149,900, which was the difference between the expected sales price at the end of fiscal year 2007 and the price at which it was ultimately sold. The remaining $245,100 was written off by the Company during fiscal 2007 (as discussed below). Additionally, the Company paid $10,000 in taxes on the home and $21,850 in transfer taxes as part of the sales contract.

During fiscal 2007, Mr. Giles received $253,728 in relocation expenses, including $2,128 in temporary living expense reimbursements. The remaining amount consisted of $6,500 for repair and maintenance of Mr. Giles's former home and a difference of $245,100 between the appraised value at which the Company purchased the home and the expected sales price at the end of fiscal year 2007.

(C) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(D) Represents transition payments to Mr. Goldsmith which the Company pays to certain individuals due to their age and service as of the date the AutoZone, Inc. Associates Pension Plan was frozen.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding plan-based awards granted to the Company's Named Executive Officers during the 2008 fiscal year.

Name	Equity Plans Grant Date	Estimated Future Payments Under Nonequity Incentive Plans(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($)	Closing Price on Date of Grant for Option Awards, if Different ($)(4)	Grant Date Fair Value of Stock and Option Awards ($)
William C. Rhodes III . .		352,500	705,000	N/A					
	9/25/2007					38,600	115.38	113.75	1,225,631
	9/25/2007					1,400	115.38	113.75	44,453
	9/30/2007				6				697
	12/31/2007				152				18,226
	3/31/2008				6				683
	6/30/2008				5				605
									1,290,295
William T. Giles		134,700	269,400	N/A					
	9/25/2007					21,400	115.38	113.75	679,495
	9/25/2007					1,600	115.38	113.75	50,803
	12/31/2007				38				4,557
									734,855
James A. Shea		129,900	259,800	N/A					
	9/25/2007					23,000	115.38	113.75	730,298
									730,298
Robert D. Olsen		126,000	252,000	N/A					
	9/25/2007					21,600	115.38	113.75	685,845
	9/25/2007					1,400	115.38	113.75	44,453
									730,298
Harry L. Goldsmith . . .		112,500	225,000	N/A					
	9/25/2007					19,600	115.38	113.75	622,341
	9/25/2007					1,400	115.38	113.75	44,453
	12/31/2007				29				3,477
									670,271

(1) Represents potential threshold, target and maximum incentive compensation for the 2008 fiscal year under the EICP based on each officer's salary on the date the 2008 fiscal year targets were approved. The amounts actually paid for the 2008 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. There is no maximum. See "Compensation Discussion and Analysis" at page 18 and the discussion following this table for more information on the EICP.

(2) Represents shares awarded pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 18 and the discussion following this table for more information on the Executive Stock Purchase Plan.

(3) Represents options awarded pursuant to the AutoZone, Inc. 2006 Stock Option Plan. See "Compensation Discussion and Analysis" at page 18 and the discussion following this table for more information on this plan.

(4) Under the 2006 Stock Option Plan, stock option awards are made at the fair market value of common stock as of the grant date, defined as the closing price on the trading day previous to the grant date.

Discussion of Plan-Based Awards Table

Executive Incentive Compensation Plan. The EICP is intended to be a performance-based compensation plan under Section 162(m) of the Internal Revenue Code. The Company's executive officers, as determined by the Compensation Committee of the Board of Directors, are eligible to participate in the EICP. At the beginning of each fiscal year, the Compensation Committee establishes a goal, which may be a range from a minimum to a maximum attainable bonus, based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes
- Return on invested capital
- Economic value added
- Return on inventory
- Gross profit margin
- Sales per square foot
- Comparable store sales

The EICP provides that the goal may be different for different executives. The goals can change annually to support our business objectives. After the end of each fiscal year, the Compensation Committee must certify the attainment of goals under the EICP and direct the amount to be paid to each participant in cash. See "Compensatiòn Discussion and Analysis" on page 18 for more information about the EICP.

Executive Stock Purchase Plan. The Executive Stock Purchase Plan permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan. For more information about the Executive Stock Purchase Plan, see "Compensation Discussion and Analysis" on page 18.

Stock Option Plan. Stock options are awarded to many levels of management, including executive officers, to align the long-term interests of AutoZone's management and our stockholders. The stock options shown in the table were granted pursuant to the AutoZone, Inc. 2006 Stock Option Plan ("2006 Stock Option Plan").

Both incentive stock options and non-qualified stock options, or a combination of both, can be granted under the 2006 Stock Option Plan. Incentive stock options have a term of ten years, and non-qualified stock options have a term of ten years and one day. Options granted during the 2008 fiscal year vest in one-fourth increments over a four-year period. All options granted under the 2006 Stock Option Plan have an exercise price equal to the fair market value of AutoZone common stock on the date of grant, which is defined in the 2006 Stock Option Plan as the closing price on the trading day previous to the grant date. Option repricing is expressly prohibited by the terms of the 2006 Stock Option Plan.

Each grant of stock options is governed by the terms of a Stock Option Agreement entered into between the Company and the executive officer at the time of the grant. The Stock Option Agreements provide vesting schedules and other terms of the grants in accordance with the 2006 Stock Option Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards under the Third Amended and Restated AutoZone, Inc. 1996 Stock Option Plan ("1996 Stock Option Plan") and the 2006 Stock Option Plan and unvested shares under the Executive Stock Purchase Plan for the Company's Named Executive Officers as of August 30, 2008:

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested(3)
William C. Rhodes III	09/20/01	2,000	0	$ 43.90	09/20/11		
	09/20/01	18,000	0	$ 43.90	09/21/11		
	09/06/02	2,000	0	$ 71.12	09/06/12		
	09/06/02	38,000	0	$ 71.12	09/07/12		
	09/05/03	25,200	0	$ 89.18	09/06/13		
	09/05/03	1,800	0	$ 89.18	09/05/13		
	09/28/04	22,500	7,500	$ 75.64	09/29/14		
	03/13/05	37,500	12,500	$ 98.30	03/14/15		
	10/15/05	500	500	$ 82.00	10/15/15		
	10/15/05	24,500	24,500	$ 82.00	10/16/15		
	09/26/06	375	1,125	$103.44	09/26/16		
	09/26/06	10,875	32,625	$103.44	09/27/16		
	09/25/07	0	38,600	$115.38	09/26/17		
	09/25/07	0	1,400	$115.38	09/25/17		
	09/30/07					6	$ 823
	12/31/07					152	$20,859
	03/31/08					6	$ 823
	06/30/08					5	$ 686
Totals		183,250	118,750			169	$23,191
William T. Giles	06/06/06	20,000	20,000	$ 89.76	06/07/16		
	09/26/06	500	1,500	$103.44	09/26/16		
	09/26/06	5,750	17,250	$103.44	09/27/16		
	09/25/07	0	21,400	$115.38	09/26/17		
	09/25/07	0	1,600	$115.38	09/25/17		
	12/31/07					38	$ 5,215
Totals		26,250	61,750				
James A. Shea	09/28/04	1,250	11,250	$ 75.64	09/29/14		
	04/07/05	7,500	2,500	$ 86.55	04/08/15		
	10/15/05	1,000	1,000	$ 82.00	10/15/15		
	10/15/05	11,500	11,500	$ 82.00	10/16/15		
	09/26/06	500	1,500	$103.44	09/26/16		
	09/26/06	5,750	17,250	$103.44	09/27/16		
	09/25/07	0	23,000	$115.38	09/26/17		
Totals		27,500	68,000				

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock that have not Vested(2)	Market Value of Shares of Stock that have not Vested(3)
Robert D. Olsen	04/24/00	50,000	0	$ 24.94	04/24/10		
	09/20/01	2,000	0	$ 43.90	09/20/11		
	09/20/01	18,000	0	$ 43.90	09/21/11		
	09/06/02	2,000	0	$ 71.12	09/06/12		
	09/06/02	24,000	0	$ 71.12	09/07/12		
	09/05/03	23,200	0	$ 89.18	09/06/13		
	09/05/03	1,800	0	$ 89.18	09/05/13		
	09/28/04	15,000	5,000	$ 75.64	09/29/14		
	04/07/05	3,750	1,250	$ 86.55	04/08/15		
	10/15/05	500	500	$ 82.00	10/15/15		
	10/15/05	10,750	10,750	$ 82.00	10/16/15		
	09/26/06	375	1,125	$103.44	09/26/16		
	09/26/06	5,875	17,625	$103.44	09/27/16		
	09/25/07	0	21,600	$115.38	09/26/17		
	09/25/07	0	1,400	$115.38	09/25/17		
Totals		157,250	59,250				
Harry L. Goldsmith	09/20/01	2,000	0	$ 43.90	09/20/11		
	09/20/01	18,000	0	$ 43.90	09/21/11		
	09/06/02	2,000	0	$ 71.12	09/06/12		
	09/06/02	24,000	0	$ 71.12	09/07/12		
	09/05/03	33,200	0	$ 89.18	09/06/13		
	09/05/03	1,800	0	$ 89.18	09/05/13		
	09/28/04	22,500	7,500	$ 75.64	09/29/14		
	04/07/05	7,500	2,500	$ 86.55	04/08/15		
	10/15/05	500	500	$ 82.00	10/15/15		
	10/15/05	10,750	10,750	$ 82.00	10/16/15		
	09/26/06	375	1,125	$103.44	09/26/16		
	09/26/06	5,875	17,625	$103.44	09/27/16		
	09/25/07	0	19,600	$115.38	09/26/17		
	09/25/07	0	1,400	$115.38	09/25/17		
	12/31/07					29	$ 3,980
Totals		128,500	61,000				

(1) Stock options vest in one-fourth increments over a four-year period. Both incentive stock options and non-qualified stock options have been awarded.

(2) Represents shares acquired pursuant to unvested share options granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan, and will vest immediately upon a participant's termination of employment without cause or the participant's death, disability or retirement.

(3) Based on the closing price of AutoZone common stock on August 29, 2008 ($137.23 per share).

Proxy

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's Named Executive Officers during the fiscal year ended August 30, 2008:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
William C. Rhodes III	47,000	4,914,913	176	21,047
William T. Giles	—	—	—	—
James A. Shea	10,000	562,362	—	—
Robert D. Olsen	50,000	5,809,100	—	—
Harry L. Goldsmith	7,500	802,563	—	—

(1) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 18 for more information about this plan.

(2) Based on the closing price of AutoZone common stock on the vesting date.

PENSION BENEFITS

The following table sets forth information regarding pension benefits for the Company's Named Executive Officers as of August 30, 2008:

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
William C. Rhodes III	AutoZone, Inc. Associates Pension Plan	7	31,625	—
	AutoZone, Inc. Executive Deferred Compensation Plan		19,055	—
William T. Giles	N/A			—
James A. Shea	N/A			—
Robert D. Olsen	AutoZone, Inc. Associates Pension Plan	7	65,264	—
	AutoZone, Inc. Executive Deferred Compensation Plan		68,867	—
Harry L. Goldsmith	AutoZone, Inc. Associates Pension Plan	9	100,102	—
	AutoZone, Inc. Executive Deferred Compensation Plan		119,961	—

(1) As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculations. The benefit of each participant is accrued based on a funding formula computed by our independent actuaries, Mercer. See Note I, Pension and Savings Plans, to our consolidated financial statements in our 2008 Annual Report for a discussion of our assumptions used in determining the present value of the accumulated pension benefits.

Prior to January 1, 2003, substantially all full-time AutoZone employees were covered by a defined benefit pension plan, the AutoZone, Inc. Associates Pension Plan (the "Pension Plan"). The Pension Plan is a traditional defined benefit pension plan which covered full-time AutoZone employees who were at least 21 years old and had completed one year of service with the Company. The benefits under the Pension Plan were based on years of service and the employee's highest consecutive five-year average compensation. Compensation included total annual earnings shown on Form W-2 plus any amounts directed on a tax-deferred basis into Company-sponsored benefit plans, but did not include reimbursements or other expense allowances, cash or non-cash fringe benefits, moving expenses, non-cash compensation (regardless of whether it resulted in imputed income), long-term cash incentive payments, payments under any insurance plan, payments under any weekly-paid indemnity plan, payments under any long term disability plan, nonqualified deferred compensation, or welfare benefits.

AutoZone also maintained a supplemental defined benefit pension plan for certain highly compensated employees to supplement the benefits under the Pension Plan as part of our Executive Deferred Compensation Plan (the "Supplemental Pension Plan"). The purpose of the Supplemental Pension Plan was to provide any benefit that could not be provided under the qualified plan due to IRS limitations on the amount of salary that could be recognized in the qualified plan. The benefit under the Supplemental Pension Plan is the difference between (a) the amount of benefit determined under the Pension Plan formula but using the participant's total compensation without regard to any IRS limitations on salary that can be recognized under the qualified plan, less (b) the amount of benefit determined under the Pension Plan formula reflecting the IRS limitations on compensation that can be reflected under a qualified plan.

In December, 2002, both the Pension Plan and the Supplemental Pension Plan were frozen. Accordingly, all benefits to all participants in the Pension Plan were fixed and could not increase, and no new participants could join the plans.

Annual benefits to the Named Executive Officers are payable upon retirement at age 65. Sixty monthly payments are guaranteed after retirement. The benefits will not be reduced by Social Security or other amounts received by a participant. The basic monthly retirement benefit is calculated as 1% of average monthly compensation multiplied by a participant's years of credited service. Benefits under the Pension Plan may be taken in one of several different annuity forms. The actual amount a participant would receive depends upon the payment method chosen.

A participant in the Pension Plan is eligible for early retirement under the plan if he or she is at least 55 years old AND was either (a) a participant in the original plan as of June 19, 1976; or (b) has completed at least ten (10) years of service for vesting (i.e. years in which the participant worked at least 1,000 hours after becoming a Pension Plan participant). The early retirement date will be the first of any month after the participant meets these requirements and chooses to retire. Benefits may begin immediately, or the participant may elect to begin receiving them on the first of any month between the date he or she actually retires and the normal retirement date. If a participant elects to begin receiving an early retirement benefit before the normal retirement date, the amount of the accrued benefit will be reduced according to the number of years by which the start of benefits precedes the normal retirement date. Mr. Goldsmith is eligible for early retirement under the Pension Plan.

Messrs. Rhodes, Goldsmith, and Olsen are participants in the Pension Plan and the Supplemental Pension Plan. No named officers received payment of a retirement benefit in fiscal 2008.

Proxy

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding nonqualified deferred compensation for the Company's Named Executive Officers as of and for the year ended August 30, 2008.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III. .	Executive Deferred Compensation Plan	252,164	42,657	(150,124)	—	1,240,742
William T. Giles.	Executive Deferred Compensation Plan	51,146	19,651	(1,120)	—	73,875
James A. Shea	Executive Deferred Compensation Plan	156,841	18,575	(5,798)	—	519,424
Robert D. Olsen	Executive Deferred Compensation Plan	33,995	16,876	2,607	—	246,772
Harry L. Goldsmith . . .	Executive Deferred Compensation Plan	30,953	14,814	(20,394)	—	316,991

(1) Represents contributions by the Named Executive Officers under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the Named Executive Officers in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the Named Executive Officers in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2008 and the end of fiscal 2007, excluding (i) contributions made by the executive officer and the Company during fiscal 2008 and (ii) any withdrawals or distributions during fiscal 2008. None of the earnings in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher are eligible to participate in the EDCP after their first year of employment with the Company. The EDCP is a nonqualified plan that allows officers who participate in AutoZone's 401(k) plan to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and bonus, minus deferrals under the 401(k) plan. The Company matches 100% of the first 3% of deferred compensation and 50% of the next 2% deferred. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our executive officers may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Rhodes

In February 2008, Mr. Rhodes and AutoZone entered into an agreement (the "Agreement") setting forth the severance arrangements previously approved by the Board of Directors in connection with Mr. Rhodes' appointment as President and Chief Executive Officer and by the Compensation Committee in September 2007. The Agreement provides that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. The Agreement further provides that Mr. Rhodes will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Giles and Shea)

In February 2008, AutoZone's executive officers who do not have written employment agreements, including Messrs. Giles and Shea, entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 months to 24 months, depending on their length of service at the time of termination. Mr. Giles presently has two years of service, and Mr. Shea has four.

Years of Service	Severance Period
0 — 1	12 months
2 — 5	18 months
Over 5	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Employment Agreements (Messrs. Goldsmith and Olsen)

Mr. Goldsmith and Mr. Olsen have employment agreements, dated 1999 and 2000, respectively, which continue until terminated either by the executive or by AutoZone. If the agreement is terminated by AutoZone for cause, or by the executive for any reason, the executive will cease to be an employee, and will cease to receive salary, bonus, and other benefits. If the agreement is terminated by AutoZone without cause, Mr. Goldsmith will remain an employee for three years after the termination date, and Mr. Olsen will remain an employee for two years after the termination date (each, a "Continuation Period"). Each executive will continue to receive his then-current salary and other benefits of an employee, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. Each executive's stock options will continue to vest and may be exercised in accordance with the respective stock option agreements until the end of his Continuation Period, after which further stock option exercises and vesting will be governed by the terms of the respective stock option agreements. If either executive is terminated from his position by AutoZone or by the executive for reasons other than a change in control, then the executive will be prohibited from competing against AutoZone or hiring AutoZone employees during his Continuation Period. "Cause" is defined in each agreement as the willful engagement by the executive in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. No act or failure to act by the employee will be considered "willful" unless done, or omitted to be done, by the employee not in good faith and without reasonable belief that his action or omission was in the best interest of AutoZone. "Change in control" in each agreement means either the acquisition of a majority of our voting securities by or the sale of substantially all of our assets to a non-affiliate of the company.

Equity Plans

All outstanding, unvested options granted pursuant to the Stock Option Plans, including those held by all the Named Executive Officers, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested share options under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The Plan defines "disability, "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock options but include salary and bonuses received. Additionally, salaried employees are eligible to purchase additional life insurance. The maximum benefit of the company-paid and the additional coverage combined is $5,000,000. All of the Named Executive Officers are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings. Mr. Goldsmith is only covered under the group long-term disability program, under which he is eligible to receive 70% of monthly earnings to a maximum benefit of $30,000 per month.

The following table shows the amounts that the Named Executive Officers would have received if their employment had been involuntarily terminated on August 30, 2008. This table does not include amounts related to the Named Executive Officers' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or for Cause Termination ($)	Involuntary Termination Not for Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III(1)						
Severance Pay	—	2,107,950	—	—	—	—
Bonus	—	779,446	—	779,446	779,446	779,446
Benefits Continuation	—	9,732	—	—	2,020	—
Unvested Stock Options	—	—	—	—	4,343,713	—
Unvested Stock Awards	—	23,191	—	23,191	23,191	23,191
Disability Benefits	—	—	—	7,920,000	—	—
Life Insurance Benefits	—	—	—	—	2,598,000	—
Total	—	**2,920,319**	—	**8,722,637**	**7,746,370**	**802,637**
William T. Giles(2)						
Severance Pay	—	673,500	—	—	—	—
Bonus	—	301,966	—	301,966	301,966	301,966
Benefits Continuation	—	10,958	—	—	2,020	—
Unvested Stock Options	—	—	—	—	2,085,513	—
Unvested Stock Awards	—	5,215	—	5,215	5,215	5,215
Disability Benefits	—	—	—	5,760,000	—	—
Life Insurance Benefits	—	—	—	—	1,000,000	—
Total	—	**991,639**	—	**6,067,181**	**3,394,714**	**307,181**
James A. Shea(2)						
Severance Pay	—	649,500	—	—	—	—
Bonus	—	291,164	—	291,164	291,164	291,164
Benefits Continuation	—	6,029	—	—	1,042	—
Unvested Stock Options	—	—	—	—	2,646,075	—
Disability Benefits	—	—	—	720,000	—	—
Life Insurance Benefits	—	—	—	—	1,000,000	—
Total	—	**946,693**	—	**1,011,164**	**3,938,281**	**291,164**
Robert D. Olsen(3)						
Salary Continuation	—	840,000	—	—	—	—
Bonus	—	281,979	—	281,979	281,979	281,979
Benefits Continuation	—	9,732	—	—	2,020	—
Unvested Stock Options	—	1,666,288	—	—	2,128,750	—
Disability Benefits	—	—	—	3,600,000	—	—
Life Insurance Benefits	—	—	—	—	1,294,000	—
Total	—	**2,797,999**	—	**3,881,979**	**3,706,749**	**281,979**
Harry L. Goldsmith(3)						
Salary Continuation	—	1,125,000	—	—	—	—
Bonus	—	252,107	—	252,107	252,107	252,107
Benefits Continuation	—	6,363	—	—	2,085	—
Unvested Stock Options	—	2,187,663	—	—	2,302,375	—
Unvested Stock Awards	—	3,980	—	3,980	3,980	3,980
Disability Benefits	—	—	—	2,880,000	—	—
Life Insurance Benefits	—	—	—	—	1,192,000	—
Total	—	**3,575,113**	—	**3,136,087**	**3,752,547**	**256,087**

(1) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflects the terms of Mr. Rhodes' Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Bonus is shown at actual bonus amount for the 2008 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Giles and Mr. Shea under the Severance and Non-Compete Agreements described above. Bonus is shown at actual bonus amount for the 2008 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(3) Salary Continuation, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Goldsmith and Mr. Olsen under the terms of their respective employment agreements described above. Bonus is shown at actual bonus amount for the 2008 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Messrs. Goldsmith's and Olsen's employment agreements provide that stock options continue to vest during the salary continuation period (three years for Mr. Goldsmith and two years for Mr. Olsen). Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

Related Party Transactions

Our Board of Directors has adopted a Related Persons Transaction Policy (the "Policy") which requires the Audit Committee of the Board to review and approve or ratify all Related Person Transactions. The Audit Committee is to consider all of the available relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties generally. Related Person Transactions must also comply with the policies and procedures specified in our Code of Ethics and Business Conduct and Corporate Governance Principles described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the Securities and Exchange Commission, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Business Conduct (the "Code of Conduct") that applies to the Company's directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to Company's officers and employees who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflict of interest between personal or professional relationships involving Company management and any other Company employee with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Our stockholders have approved the 2006 Stock Option Plan, 1996 Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan, the Director Compensation Plan and the Director Stock Option Plan.

Equity Compensation Plans Not Approved by Stockholders

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were approved by the Board, but were not submitted for approval by the stockholders as then permitted under the rules of the New York Stock Exchange. Both of these plans were terminated in December 2002 and were replaced by the Director Compensation Plan and the Director Stock Option Plan, respectively, after the stockholders approved them. No further grants can be made under the terminated plans. However, any grants made under these plans will continue under the terms of the grant made. Only treasury shares are issued under the terminated plans.

Under the Second Amended and Restated Director Compensation Plan, a non-employee director could receive no more than one-half of the annual retainer and meeting fees immediately in cash, and the remainder of the fees were taken in common stock or deferred in stock appreciation rights.

Under the Fourth Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director received an option to purchase 1,500 shares of common stock, and each non-employee director who owned common stock worth at least five times the annual fee paid to each non-employee director on an annual basis received an additional option to purchase 1,500 shares of common stock. In addition, each new director received an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants were made at the fair market value as of the grant date.

Proxy

Summary Table

The following table sets forth certain information as of August 30, 2008, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	3,075,078	$90.02	4,841,798
Equity compensation plans not approved by securities holders	49,583	$44.32	0
Total	3,124,661	$88.70	4,841,798

Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner. Copies of the insider trading reports can be found on the AutoZone corporate website at www.autozoneinc.com.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2009 must be received by June 29, 2009. In accordance with our Bylaws, stockholder proposals received after August 19, 2009, but by September 18, 2009, may be presented at the Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received after September 18, 2009, will not be eligible to be presented for a vote to the stockholders in accordance with our Bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

ANNUAL REPORT

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 27, 2008

AutoZone

form 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 30, 2008, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number 1-10714

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada	**62-1482048**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

123 South Front Street, Memphis, Tennessee 38103
(Address of principal executive offices) (Zip Code)

(901) 495-6500
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange On which registered**
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

10-K

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. These statements are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation, competition; product demand; the economy; credit markets; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; availability of consumer transportation; construction delays; access to available and feasible financing; and changes in laws or regulations. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements, and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results. Please refer to the Risk Factors section contained in Item 1 under Part I of this Form 10-K for more details.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 30, 2008, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number 1-10714

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada	**62-1482048**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

123 South Front Street, Memphis, Tennessee 38103
(Address of principal executive offices) (Zip Code)

(901) 495-6500
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange On which registered**
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $7,251,818,438.

The number of shares of Common Stock outstanding as of October 20, 2008, was 57,974,097.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 30, 2008, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 17, 2008, are incorporated by reference into Part III.

10-K

TABLE OF CONTENTS

10-K

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. These statements are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation, competition; product demand; the economy; credit markets; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; availability of consumer transportation; construction delays; access to available and feasible financing; and changes in laws or regulations. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements, and such events could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results. Please refer to the Risk Factors section contained in Item 1 under Part I of this Form 10-K for more details.

PART I

Item 1. Business

Introduction

We are the nation's leading specialty retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 30, 2008 operated 4,092 stores in the United States and Puerto Rico, and 148 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In many of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and government agencies. We also sell the ALLDATA brand automotive diagnostic and repair software. On the web, we sell diagnostic and repair information and automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com. We do not derive revenue from automotive repair or installation services.

At August 30, 2008, our stores were in the following locations:

	Store Count
Alabama	90
Arizona	116
Arkansas	59
California	438
Colorado	58
Connecticut	32
Delaware	10
Florida	185
Georgia	171
Idaho	18
Illinois	197
Indiana	131
Iowa	22
Kansas	38
Kentucky	75
Louisiana	105
Maine	6
Maryland	38
Massachusetts	66
Michigan	140
Minnesota	23
Mississippi	84
Missouri	95
Montana	1
Nebraska	14
Nevada	48
New Hampshire	16
New Jersey	58
New Mexico	57
New York	114
North Carolina	157
North Dakota	1
Ohio	211
Oklahoma	66
Oregon	27
Pennsylvania	107
Puerto Rico	17
Rhode Island	15
South Carolina	73

10-K

South Dakota	2
Tennessee	150
Texas	512
Utah	34
Vermont	1
Virginia	82
Washington	48
Washington, DC	6
West Virginia	23
Wisconsin	50
Wyoming	5
Domestic Total	4,092
Mexico	148
TOTAL	4,240

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service, value and quality automotive parts and products at conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service

Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners (employees) should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts; and warranties are offered by us or our vendors on many of the parts we sell. Our wide area network in our stores helps us to expedite credit or debit card and check approval processes, to locate parts at neighboring AutoZone stores, and in some cases, to place special orders directly with our vendors.

Our stores generally open at 7:30 or 8 a.m. and close between 8 and 10 p.m. Monday through Saturday and typically open at 9 a.m. and close between 6 and 9 p.m. on Sunday. However, some stores are open 24 hours, and some have extended hours of 6 or 7 a.m. until midnight seven days a week.

We also provide specialty tools through our Loan-A-Tool® program. Customers can borrow a specialty tool, such as a steering wheel puller, for which a DIY customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide other free services, including check engine light readings; battery charging; oil recycling; and testing of starters, alternators, batteries, sensors and actuators.

Merchandising

The following table shows some of the types of products that we sell:

Hard Parts	Maintenance Items	Accessories and Non-Automotive
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Alternators	Belts & Hoses	Cell Phone Accessories
Batteries & Accessories	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Brake Drums, Rotors, Shoes & Pads	Fuses	Floor Mats
Carburetors	Lighting	Hand Cleaner
Clutches	Oil & Transmission Fluid	Neon Lighting
CV Axles	Oil, Air, Fuel & Transmission Filters	Mirrors
Engines	Oxygen Sensors	Paint & Accessories
Fuel Pumps	Protectants & Cleaners	Performance Products
Mufflers	Refrigerant & Accessories	Seat Covers
Shock Absorbers & Struts	Sealants & Adhesives	Steering Wheel Covers
Starters	Spark Plugs & Wires	Stereos
Water Pumps	Wash & Wax	Tools
	Windshield Wipers	

We believe that the satisfaction of DIY customers and professional technicians is often impacted by our ability to provide specific automotive products as requested. Each store carries the same basic product lines, but we tailor our parts inventory to the makes and models of the vehicles in each store's trade area. Our hub stores carry a larger assortment of products that can be delivered to commercial customers or local satellite stores.

We are constantly updating the products that we offer to assure that our inventory matches the products that our customers demand.

Pricing
We want to be perceived by our customers as the value leader in our industry by consistently providing quality merchandise at the right price, backed by a good warranty and outstanding customer service. On many of our products we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key component is our exclusive line of in-house brands: Valucraft, AutoZone, Duralast and Duralast Gold. We believe that our overall prices and value compare favorably to those of our competitors.

Marketing: Advertising and Promotions
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions and advertising primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. Broadcasting is our primary marketing method of driving traffic to our stores. We utilize in-store signage, creative product placement and promotions to help educate customers about products they need.

Store Design and Visual Merchandising
We design and build stores for a high visual impact. The typical AutoZone store utilizes colorful exterior and interior signage, exposed beams and ductwork and brightly lighted interiors. Maintenance products, accessories and miscellaneous items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and on the shelf.

Commercial

Our commercial sales program operates in a highly fragmented market and is one of the leading distributors of automotive parts and other products to local, regional and national repair garages, dealers, service stations and government agencies in the United States, Puerto Rico and Mexico. As a part of the program we offer credit and delivery to our commercial customers. The program operated out of 2,236 domestic stores as of August 30, 2008. Through our hub stores, we offer a greater range of parts and products desired by professional technicians, and this additional inventory is available for our DIY customers as well. We have sales teams focused on national, regional and public sector commercial accounts.

Store Operations

Store Formats
Substantially all AutoZone stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 45% is dedicated to hard parts inventory. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

We believe that our stores are "destination stores," generating their own traffic rather than relying on traffic created by adjacent stores. Therefore, we situate most stores on major thoroughfares with easy access and good parking.

Store Personnel and Training
Each store typically employs from 10 to 16 AutoZoners, including a manager and, in some cases, an assistant manager. AutoZoners typically have prior automotive experience. All AutoZoners are encouraged to complete courses resulting in certification by the National Institute for Automotive Service Excellence ("ASE"), which is

broadly recognized for training certification in the automotive industry. Although we do on-the-job training, we also provide formal training programs, including an annual national sales meeting, regular store meetings on specific sales and product issues, standardized training manuals and a specialist program that provides training to AutoZoners in several areas of technical expertise from both the Company and from independent certification agencies. Training is supplemented with frequent store visits by management.

Store managers, sales representatives and commercial specialists receive financial incentives through performance-based bonuses. In addition, our growth has provided opportunities for the promotion of qualified AutoZoners. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

All store support functions are centralized in our store support centers located in Memphis, Tennessee and Mexico. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales.

Store Automation

All of our stores have Z-net®, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts our customers need and provides complete job solutions, advice and information for customer vehicles. Z-net® provides parts information based on the year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net® display screens are placed on the hard parts counter or pods, where both AutoZoners and customers can view the screen. In addition, our wide area network enables the stores to expedite credit or debit card and check approval processes, to access immediately national warranty data, to implement real-time inventory controls and to locate and hold parts at neighboring AutoZone stores.

10-K

Our stores utilize our computerized proprietary Store Management System, which includes bar code scanning and point-of-sale data collection terminals. The Store Management System provides administrative assistance and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. We believe the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures.

Store Development

The following table reflects store development during the past five fiscal years:

	Fiscal Year				
	2008	2007	2006	2005	2004
Beginning Domestic Stores	3,933	3,771	3,592	3,420	3,219
New Stores	160	163	185	175	202
Closed Stores	1	1	6	3	1
Net New Stores	159	162	179	172	201
Relocated Stores	14	18	18	7	4
Ending Domestic Stores	4,092	3,933	3,771	3,592	3,420
Ending Mexico Stores	148	123	100	81	63
Ending Total Stores	4,240	4,056	3,871	3,673	3,483

The domestic stores include stores in the United States and Puerto Rico. We believe that expansion opportunities exist both in markets that we do not currently serve, as well as in markets where we can achieve a larger presence. We attempt to obtain high visibility sites in high traffic locations and undertake substantial research prior to entering new markets. The most important criteria for opening a new store are its projected future profitability and its ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations include population, demographics, vehicle profile, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, "our kind of vehicles," as these are generally no longer under the original manufacturers' warranties and require more maintenance and repair than younger vehicles. We generally seek to open new stores within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. In addition to continuing to lease or develop our own stores, we evaluate and may make strategic acquisitions.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee and Mexico. No one class of product accounts for as much as 10 percent of our total sales. In fiscal 2008, no single supplier accounted for more than 10 percent of our total purchases. We generally have few long-term contracts for the purchase of merchandise. We believe that we have good relationships with suppliers. We also believe that alternative sources of supply exist, at similar cost, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party trucking firms.

Our hub stores have increased our ability to distribute products on a timely basis to many of our stores. A hub store is able to provide replenishment of products sold and deliver other products maintained only in hub store inventories to a store in its coverage area generally within 24 hours. Hub stores are generally replenished from distribution centers multiple times per week.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. AutoZone competes in both the retail ("DIY") and commercial do-it-for-me ("DIFM") auto parts and accessories markets.

Competitors include national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. AutoZone competes on the basis of customer service, including the trustworthy advice of our AutoZoners, merchandise selection and availability, price, product warranty, store layouts and location.

Trademarks and Patents

We have registered several service marks and trademarks in the United States Patent and Trademark office as well as in certain other countries, including our service marks, "AutoZone" and "Get in the Zone," and trademarks, "AutoZone," "Duralast," "Duralast Gold," "Valucraft," "ALLDATA" and "Z-net®." We believe that these service marks and trademarks are important components of our merchandising and marketing strategy.

Employees

As of August 30, 2008, we employed approximately 57,000 persons, approximately 57 percent of whom were employed full-time. About 91 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 6 percent in distribution centers and approximately 3 percent in store support functions. Included in the above numbers are approximately 2,600 persons employed in our Mexico operations.

We have never experienced any material labor disruption and believe that relations with our AutoZoners are generally good.

AutoZone Website

AutoZone's primary website is at http://www.autozone.com. We make available, free of charge, at our investor relations website, http://www.autozoneinc.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers of the Registrant

The following list describes our executive officers. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service. Officers are elected by and serve at the discretion of the Board of Directors.

William C. Rhodes, III, 43—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III, was named Chairman of AutoZone in June 2007 and has been President, Chief Executive Officer and a director since March 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President–Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President–Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President–Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President–Stores in 2000, Senior Vice President–Finance and Vice President–Finance in 1999 and Vice President–Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP.

William T. Giles, 49—Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development, Customer Satisfaction
William T. Giles was elected Executive Vice President – Finance, Information Technology and Store Development in March 2007. Prior to that, he was Executive Vice President, Chief Financial Officer and Treasurer from June 2006 to December 2006 and Executive Vice President, Chief Financial Officer since May 2006. From 1991 to May 2006, he held several positions with Linens N' Things, Inc., most recently as the Executive Vice President and Chief Financial Officer. Prior to 1991, he was with Melville, Inc. and PricewaterhouseCoopers.

Harry L. Goldsmith, 57—Executive Vice President, Secretary and General Counsel, Customer Satisfaction
Harry L. Goldsmith was elected Executive Vice-President, General Counsel and Secretary during fiscal 2006. Previously, he was Senior Vice President, Secretary and General Counsel since 1996 and was Vice President, General Counsel and Secretary from 1993 to 1996.

Robert D. Olsen, 55—Executive Vice President– Store Operations, Commercial and Mexico, Customer Satisfaction
Robert D. Olsen was elected Executive Vice President–Store Operations, Commercial and Mexico during fiscal 2007. Prior to that, he was Executive Vice President–Supply Chain, Information Technology, Mexico and Store Development since fiscal 2006. Previously, he was Senior Vice President since fiscal 2000 with primary responsibility for store development and Mexico operations. From 1993 to 2000, Mr. Olsen was Executive Vice President and Chief Financial Officer of Leslie's Poolmart. From 1985 to 1989, Mr. Olsen held several positions with AutoZone, including Controller, Vice President–Finance, and Senior Vice President and Chief Financial Officer.

James A. Shea, 63—Executive Vice President–Merchandising, Marketing and Supply Chain, Customer Satisfaction
James A. Shea was elected Executive Vice President– Merchandising, Marketing and Supply Chain during fiscal 2007 and has served as Executive Vice President–Merchandising and Marketing since fiscal 2005. He was President and Co-founder of Portero during 2004. Prior to 2004, he was Chief Executive Officer of Party City from 1999 to 2003. From 1995 to 1999, he was with Lechters Housewares where he was Senior Vice President Marketing and Merchandising before being named President in 1997. From 1990 to 1995, he was Senior Vice President of Home for Kaufmanns Department Store, a division of May Company.

Jon A. Bascom, 51—Senior Vice President–Chief Information Officer, Customer Satisfaction
Jon A. Bascom was elected Senior Vice President–Chief Information Officer in December 2007. Previously, he was Vice President–Information Technology since 1996. Prior to joining AutoZone, Mr. Bascom worked for Malone & Hyde, the AutoZone predecessor company, for 9 years. Since 1989, Mr. Bascom has worked in a variety of leadership roles in applications development, infrastructure, and technology support.

Timothy W. Briggs, 47—Senior Vice President–Human Resources, Customer Satisfaction
Timothy W. Briggs was elected Senior Vice President–Human Resources in October 2005. Prior to that, he was Vice President – Field Human Resources since March 2005. From 2002 to 2005, Mr. Briggs was Vice President – Organization Development. From 1996 to 2002, Mr. Briggs served in various management capacities at the Limited Inc., including Vice President, Human Resources.

Mark A. Finestone, 47—Senior Vice President–Merchandising, Customer Satisfaction
Mark A. Finestone was elected Senior Vice President–Merchandising in December 2007. Previously, he was Vice President – Merchandising since 2002. Prior to joining AutoZone in 2002, Mr. Finestone worked for May Department Stores for 19 years where he held a variety of leadership roles which included Divisional Vice President, Merchandising.

William W. Graves, 48—Senior Vice President–Supply Chain, Customer Satisfaction
William W. Graves was elected Senior Vice President–Supply Chain in October 2005. Prior thereto, he was Vice President–Supply Chain since 2000. From 1992 to 2000, Mr. Graves served in various capacities with the Company.

Lisa R. Kranc, 55—Senior Vice President–Marketing, Customer Satisfaction
Lisa R. Kranc was elected Senior Vice President–Marketing during fiscal 2001. Previously, she was Vice President–Marketing for Hannaford Bros. Co., a Maine-based grocery chain, since 1997, and was Senior Vice President–Marketing for Bruno's, Inc., from 1996 to 1997. Prior to 1996, she was Vice President-Marketing for Giant Eagle, Inc. since 1992.

Thomas B. Newbern, 46—Senior Vice President–Store Operations, Customer Satisfaction
Thomas B. Newbern was elected Senior Vice President–Store Operations in March 2007. Previously, Mr. Newbern held the title Vice President – Store Operations for AutoZone since 1998. A twenty-one year AutoZoner, he has held several key management positions with the Company.

Charlie Pleas, III, 43—Senior Vice President, Controller, Customer Satisfaction
Charlie Pleas, III, was elected Senior Vice President and Controller in March 2007. Prior to that, he was Vice President, Controller since 2003. Previously, he was Vice President–Accounting since 2000, and Director of General Accounting since 1996. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities from 1988.

Larry M. Roesel, 51—Senior Vice President–Commercial, Customer Satisfaction
Larry M. Roesel joined AutoZone as Senior Vice President–Commercial in March 2007. Mr. Roesel came to AutoZone with more than thirty years of experience with OfficeMax, Inc. and its predecessor, where he served in operations, sales and general management.

Item 1A. Risk Factors

Our business is subject to a variety of risks. Set forth below are certain of the important risks that we face and that could cause actual results to differ materially from historical results. These risks are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

We may not be able to sustain our recent rate of sales growth.

We have increased our store count in the past five fiscal years, growing from 3,268 stores at August 30, 2003, to 4,240 stores at August 30, 2008, an average store count increase per year of 5%. Additionally, we have increased annual revenues in the past five fiscal years from $5.457 billion in fiscal 2003 to $6.523 billion in fiscal 2008, an average increase per year of 4%. Annual revenue growth is driven by the opening of new stores and same-store sales. We cannot provide any assurance that we can continue to open stores or increase same-store sales.

Our business depends upon qualified employees.

At the end of fiscal 2008, our consolidated employee count was approximately 57,000. We cannot assure that we can continue to hire and retain qualified employees at current wage rates. If we do not maintain competitive wages, our customer service could suffer by reason of a declining quality of our workforce or, alternatively, our earnings could decrease if we increase our wage rates.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our stores depends on many factors. In the short term, it may depend upon:

- *the number of miles vehicles are driven annually*. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.

- *the number of vehicles in current service that are seven years old and older.* These vehicles are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than younger vehicles.

- *the weather*. Inclement weather may cause vehicle maintenance to be deferred.

- *the economy*. In periods of rapidly declining economic conditions, both retail DIY and commercial do-it-for-me ("DIFM") customers may defer vehicle maintenance or repair. Additionally, such conditions may affect our customers' credit availability. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.

- *rising energy prices*. Increases in energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for gasoline and other energy costs.

For the long term, demand for our products may depend upon:

- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles; and

- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are rapidly opening locations near our existing stores. AutoZone competes as a supplier in both the DIY and DIFM auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners; merchandise quality, selection and availability; product warranty; store layout, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks; some competitors may have competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are one of the largest sellers of auto parts in the commercial market, to increase commercial sales we must compete against national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops and auto dealers. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, price, product warranty and distribution locations, and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket jobbers have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have large available inventories. We can make no assurances that we can profitably develop new commercial customers or make available inventories required by commercial customers.

If our vendors continue to consolidate, we may pay higher prices for our merchandise.

In recent years, several of our vendors have merged. Further vendor consolidation could limit the number of vendors from which we may purchase products and could materially affect the prices we pay for these products.

Consolidation among our competitors may negatively impact our business.

Recently some of our competitors have merged. If this trend continues or they are able to achieve efficiencies in their mergers, there may be greater competitive pressures in the markets in which they are stronger.

War or acts of terrorism or the threat of either may negatively impact availability of merchandise and adversely impact our sales.

War or acts of terrorism, or the threat of either, may have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

Rising energy prices may negatively impact our profitability.

As mentioned above, rising energy prices may impact demand for the products that we sell, overall transaction count and our profitability. Higher energy prices impact our merchandise distribution, commercial delivery, utility and product costs.

Demand for our merchandise may decline if vehicle manufacturers refuse to make available the information our customers need to work on their own vehicles.

Demand for our merchandise may decline if vehicle manufacturers refuse to make available to the automotive aftermarket industry diagnostic, repair and maintenance information that our customers, both retail ("DIY") and commercial ("DIFM"), require to diagnose, repair and maintain their vehicles. Without public dissemination of this information, consumers may be forced to have all diagnostic work, repairs and maintenance performed by the vehicle manufacturers' dealer network.

Deteriorating conditions in the global credit markets, changes in our credit ratings and macroeconomic factors could adversely affect our financial condition and results of operations.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. An increase in our debt and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could result in an increase in interest rates and more restrictive terms on certain of our senior debt and our commercial paper, could limit our access to public debt markets, could limit the institutions willing to provide credit facilities to us and could significantly increase the interest rates on such facilities from current levels.

Moreover, over the past several months, significant deterioration in the financial condition of large financial institutions has resulted in a severe loss of liquidity and availability in global credit markets and in higher short-term borrowing costs and more stringent borrowing terms. Recessionary conditions in the global economy threaten to cause further tightening of the credit markets, more stringent lending standards and terms and higher volatility in interest rates. Persistence of these conditions could have a material adverse effect on our access to short-term debt and the terms and cost of that debt. In addition, further deterioration in the U.S. economy could adversely affect our corporate results, which could adversely affect our financial condition and operations.

Item 1B. Unresolved Staff Comments
None.

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 30, 2008:

	No. of Stores	Square Footage
Leased	2,027	12,482,799
Owned	2,213	14,808,621
Total	4,240	27,291,420

We have 4.0 million square feet in distribution centers servicing our stores, of which approximately 1.3 million square feet is leased and the remainder is owned. Our distribution centers are located in Arizona, California, Georgia, Illinois, Ohio, Pennsylvania, Tennessee, Texas and Mexico. Our primary store support center, which we own, is located in Memphis, Tennessee, and consists of approximately 260,000 square feet. We also own and lease other properties that are not material in the aggregate.

Item 3. Legal Proceedings

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

AutoZone is involved in various other legal proceedings incidental to the conduct of our business. Although the amount of liability that may result from these other proceedings cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our financial condition, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders
Not applicable.

10-K

10-K

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

AutoZone's common stock is listed on the New York Stock Exchange under the symbol "AZO." On October 20, 2008, there were 3,504 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a cash dividend on our common stock. Any payment of dividends in the future would be dependent upon our financial condition, capital requirements, earnings, cash flow and other factors.

The following table sets forth the high and low sales prices per share of common stock, as reported by the New York Stock Exchange, for the periods indicated:

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended August 30, 2008:		
Fourth quarter	$142.49	$110.39
Third quarter	$126.85	$108.89
Second quarter	$132.44	$103.07
First quarter	$125.75	$107.10
Fiscal Year Ended August 25, 2007:		
Fourth quarter	$140.29	$111.46
Third quarter	$137.66	$121.52
Second quarter	$128.00	$112.39
First quarter	$114.98	$ 87.30

During 1998 the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was amended in June 2008, to increase the repurchase authorization to $6.4 billion from $5.9 billion. The program does not have an expiration date.

Shares of common stock repurchased by the Company during the quarter ended August 30, 2008, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 4, 2008, to May 31, 2008	-	-	102,151,797	$608,291,573
June 1, 2008, to June 28, 2008	-	-	102,151,797	608,291,573
June 29, 2008, to July 26, 2008	1,913,643	$121.66	104,065,440	375,485,100
July 27, 2008, to August 30, 2008	1,991,011	$133.80	106,056,451	109,085,287
Total	3,904,654	$127.85	106,056,451	$109,085,287

On September 23, 2008, the Board of Directors raised the repurchase authorization from $6.4 billion to $6.9 billion.

The Company also repurchased, at fair value, an additional 39,235 shares in fiscal 2008, 65,152 shares in fiscal 2007, and 62,293 shares in fiscal 2006 from employees electing to sell their stock under the Company's Third Amended and Restated Employee Stock Purchase Plan, qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 36,147 shares were sold to employees in fiscal 2008, 39,139 shares were sold to employees in fiscal 2007, and 51,167 shares were sold in fiscal 2006. At August 30, 2008, 349,750 shares of common stock were reserved for future issuance under this plan. Under the Amended and Restated Executive Stock Purchase Plan all eligible executives are permitted to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under this plan were 1,793 shares in fiscal 2008, 1,257 shares in fiscal 2007, and 811 shares in fiscal 2006. At August 30, 2008, 261,244 shares of common stock were reserved for future issuance under this plan.

Stock Performance Graph

This graph shows, from the end of fiscal year 2003 to the end of fiscal year 2008, changes in the value of $100 invested in each of the following: AutoZone's common stock, Standard & Poor's 500 Composite Index, and a peer group consisting of other automotive aftermarket retailers.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
8/30/03
8/28/04
8/27/05
8/26/06
8/25/07
8/30/08
AutoZone, Inc.
S&P 500 Index
Peer Group

Company Name / Index	8/30/03	8/28/04	8/27/05	8/26/06	8/25/07	8/30/08
AutoZone, Inc.	100	82.09	103.98	95.00	134.27	149.49
S&P 500 Index	100	111.81	123.89	135.68	157.83	139.74
Peer Group	100	109.13	142.83	126.65	154.92	145.61

The peer group consists of Advance Auto Parts, Inc, CSK Auto Corporation (through 7/11/08), Genuine Parts Company, O'Reilly Automotive, Inc., and The Pep Boys-Manny, Moe & Jack.

Item 6. Selected Financial Data

(in thousands, except per share data and selected operating data)	Fiscal Year Ended August 2008[1][2]	2007[2]	2006[2]	2005[3]	2004[4]
Income Statement Data					
Net sales	$ 6,522,706	$ 6,169,804	$ 5,948,355	$ 5,710,882	$ 5,637,025
Cost of sales, including warehouse and delivery expenses	3,254,645	3,105,554	3,009,835	2,918,334	2,880,446
Operating, selling, general and administrative expenses	2,143,927	2,008,984	1,928,595	1,816,884	1,757,873
Operating profit	1,124,134	1,055,266	1,009,925	975,664	998,706
Interest expense – net	116,745	119,116	107,889	102,443	92,804
Income before income taxes	1,007,389	936,150	902,036	873,221	905,902
Income taxes	365,783	340,478	332,761	302,202	339,700
Net income	$ 641,606	$ 595,672	$ 569,275	$ 571,019	$ 566,202
Diluted earnings per share	$ 10.04	$ 8.53	$ 7.50	$ 7.18	$ 6.56
Adjusted weighted average shares for diluted earnings per share	63,875	69,844	75,859	79,508	86,350
Balance Sheet Data					
Current assets	$ 2,586,301	$ 2,270,455	$ 2,118,927	$ 1,929,459	$ 1,755,757
Working capital (deficit)	66,981	(15,439)	64,359	118,300	4,706
Total assets	5,257,112	4,804,709	4,526,306	4,245,257	3,912,565
Current liabilities	2,519,320	2,285,895	2,054,568	1,811,159	1,751,051
Debt	2,250,000	1,935,618	1,857,157	1,861,850	1,869,250
Long-term capital leases	48,144	39,073	—	—	—
Stockholders' equity	$ 229,687	$ 403,200	$ 469,528	$ 391,007	$ 171,393
Selected Operating Data					
Number of domestic stores at beginning of year	3,933	3,771	3,592	3,420	3,219
New stores	160	163	185	175	202
Closed stores	1	1	6	3	1
Net new stores	159	162	179	172	201
Relocated stores	14	18	18	7	4
Number of domestic stores at end of year	4,092	3,933	3,771	3,592	3,420
Number of Mexico stores at end of year	148	123	100	81	63
Number of total stores at end of year	4,240	4,056	3,871	3,673	3,483
Total domestic store square footage (in thousands)	26,236	25,135	24,016	22,808	21,689
Average square footage per domestic store	6,412	6,391	6,369	6,350	6,342
Increase in domestic store square footage	4%	5%	5%	5%	6%
Increase (decrease) in domestic comparable store net sales[5]	0.4%	0.1%	0.4%	(2.1)%	0.1%
Average net sales per domestic store (in thousands)	$ 1,532	$ 1,523	$ 1,548	$ 1,573	$ 1,647
Average net sales per domestic store square foot	$ 239	$ 239	$ 243	$ 248	$ 259
Total domestic employees at end of year	54,572	54,859	52,677	50,869	48,294
Merchandise under pay-on-scan arrangements (in thousands)	$ 6,732	$ 22,387	$ 92,142	$ 151,682	$ 146,573
Inventory turnover[6]	1.6x	1.6x	1.7x	1.8x	1.9x
Accounts payable to inventory ratio	95.0%	93.2%	92.0%	92.5%	91.5%
After-tax return on invested capital[7]	24.0%	22.7%	22.2%	23.9%	25.1%
Net cash provided by operating activities (in thousands)	$ 912,814	$ 845,194	$ 822,747	$ 648,083	$ 638,379
Cash flow before share repurchases and changes in debt (in thousands)[8]	$ 690,621	$ 678,522	$ 599,507	$ 432,210	$ 509,447
Return on average equity	203%	137%	132%	203%	208%

(1) Consisted of 53 weeks.

(2) Fiscal 2008 operating results include a $18.4 million pre-tax non-cash expense for share-based compensation, 2007 operating results include a $18.5 million pre-tax non-cash expense for share-based compensation, and fiscal 2006 operating results contain a $17.4 million pre-tax non-cash expense for share-based compensation as a result of the adoption of SFAS 123 (R) at the beginning of fiscal 2006.

(3) Fiscal 2005 operating results include a $40.3 million pre-tax non-cash charge related to lease accounting, which includes the impact on prior years and reflects additional amortization of leasehold improvements and

additional rent expense, and a $21.3 million income tax benefit from the repatriation of earnings from our Mexican operations and other discrete income tax items.

(4) Fiscal 2004 operating results include $42.1 million in pre-tax gains from warranty negotiations with certain vendors.

(5) The domestic comparable sales increases (decreases) are based on sales for all domestic stores open at least one year.

(6) Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the year. The calculation includes cost of sales related to pay-on-scan sales, which were $19.2 million for the 53 weeks ended August 30, 2008, $85.4 million for the 52 weeks ended August 25, 2007, $198.1 million for the 52 weeks ended August 26, 2006, $234.6 million for the 52 weeks ended August 27, 2005, and $83.2 million for the 52 weeks ended August 28, 2004.

(7) After-tax return on invested capital is calculated as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(8) Cash flow before share repurchases and changes in debt is calculated as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the nation's leading specialty retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 30, 2008, operated 4,092 stores in the United States and Puerto Rico, and 148 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In many of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. We also sell the ALLDATA brand automotive diagnostic and repair software. On the web, we sell diagnostic and repair information and automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com. We do not derive revenue from automotive repair or installation.

Executive Summary

AutoZone achieved a solid performance in fiscal 2008 delivering record earnings of $642 million and sales growth of $353 million over the prior year. We completed the fiscal year with solid growth in our commercial sales and an increase in our retail sales. We are encouraged by the increase in our commercial business and remain focused on strengthening our retail business. We believe the challenging macro environment, including increases in gas prices, the credit crisis and higher unemployment, has impacted our customers. Based on the current macro environment, we continue to communicate to our customers our extensive product categories that are focused on improving gas mileage and saving money by performing maintenance on their vehicles.

We believe the two statistics that have the closest correlation to our market growth are miles driven and the number of seven year old or older vehicles on the road. Miles driven declined for the ninth straight month in July 2008. August data is not yet available. We believe higher gas prices have contributed to these trends. Conversely, the number of older vehicles (seven years old or older) on the road has continued to increase annually. We currently do not believe the combined impact of these trends to be material to our business.

Key Initiatives - During fiscal 2008, we continued to reinforce the importance of improving the customer shopping experience by focusing on continuous training on product knowledge, leadership and most importantly, our culture of customer satisfaction. Additionally, we made steady progress on our category management initiatives by making enhancements to our merchandise assortment planning tools, updating category line reviews, expanding our parts assortment, and increasing retail prices to help mitigate the exposure to our business from increased costs. Also, we maintained our focus on Commercial sales training to develop a first class Commercial field sales organization. Lastly, we continued to gain traction on our new electronic parts catalogue, Z-net®, by improving its capabilities and highlighting this customer service enhancement in our marketing campaign.

We continue to see our customers being more cautious with their buying habits in the midst of a challenging environment; however, we believe we are well positioned moving into fiscal 2009 and are confident we can continue offering a value proposition that is compelling to our customers.

Results of Operations

Fiscal 2008 Compared with Fiscal 2007

For the year ended August 30, 2008, AutoZone reported net sales of $6.523 billion compared with $6.170 billion for the year ended August 25, 2007, a 5.7% increase from fiscal 2007. This growth was primarily driven by an increase in the number of open stores, a 1.9% increase from the addition of the 53rd week and domestic same store sales increase of 0.4%. At August 30, 2008, we operated 4,092 domestic stores and 148 in Mexico, compared with 3,933 domestic stores and 123 in Mexico at August 25, 2007. Domestic retail sales increased 4.5% and domestic commercial sales increased 6.8% from prior year. ALLDATA and Mexico sales increased over prior year, contributing 1.2 percentage points of the total increase in net sales.

Gross profit for fiscal 2008 was $3.268 billion, or 50.1% of net sales, compared with $3.064 billion, or 49.7% of net sales, for fiscal 2007. The increase in gross profit as a percent of net sales was due to the positive impact of category management efforts, partially offset by increased distribution expense relating to higher fuel costs.

Vendor funding is primarily recorded as a reduction to inventories and recognized as a reduction to cost of sales as the inventories are sold; however, vendor funding for specific selling activities is recorded as a reduction to operating, selling, general and administrative expenses. Historically, we have classified the majority of our funding as a reduction to inventory; however, during the current year we began to transition to more specific promotions and selling activities as we increased our efforts with vendors to develop tactics to allow them to drive sales and showcase their product, which affect selling, general and administrative expenses.

Operating, selling, general and administrative expenses for fiscal 2008 increased to $2.144 billion, or 32.9% of net sales, from $2.009 billion, or 32.6% of net sales for fiscal 2007. The increase of operating expenses, as a percentage of sales, was primarily due to higher employee medical expense and fuel expense for our commercial fleet.

Interest expense, net for fiscal 2008 was $116.7 million compared with $119.1 million during fiscal 2007. This decrease was primarily due to lower short-term rates and was offset by higher average borrowing levels over the comparable prior year period and the impact of the additional week in the current fiscal year. Average borrowings for fiscal 2008 were $2.024 billion, compared with $1.972 billion for fiscal 2007. Weighted average borrowing rates were 5.2% at August 30, 2008, compared to 5.7% at August 25, 2007.

Our effective income tax rate was 36.3% of pre-tax income for fiscal 2008 compared to 36.4% for fiscal 2007. Refer to "Note D - Income Taxes" for additional information regarding our income tax rate.

Net income for fiscal 2008 increased by 7.7% to $641.6 million, and diluted earnings per share increased 17.8% to $10.04 from $8.53 in fiscal 2007. The impact of the fiscal 2008 stock repurchases on diluted earnings per share in fiscal 2008 was an increase of approximately $0.29. Excluding the additional week, net income for the year increased 5.1% over the previous year to $625.8 million, while diluted earnings per share increased 14.9% to $9.80 per share.

Fiscal 2007 Compared with Fiscal 2006

For the year ended August 25, 2007, AutoZone reported net sales of $6.170 billion compared with $5.948 billion for the year ended August 26, 2006, a 3.7% increase from fiscal 2006. This growth was primarily driven by an increase in the number of open stores. At August 25, 2007, we operated 3,933 domestic stores and 123 in Mexico, compared with 3,771 domestic stores and 100 in Mexico at August 26, 2006. Domestic retail sales increased 3.4% and domestic commercial sales decreased 0.4% from prior year. ALLDATA and Mexico sales increased over prior year, contributing 0.9 percentage points of the total increase in net sales. Domestic same store sales, or sales for domestic stores open at least one year, increased 0.1% from the prior year.

Gross profit for fiscal 2007 was $3.064 billion, or 49.7% of net sales, compared with $2.939 billion, or 49.4% of net sales, for fiscal 2006. The improvement in gross profit margin was primarily attributable to ongoing category management initiatives and supply chain efficiencies.

Operating, selling, general and administrative expenses for fiscal 2007 increased to $2.009 billion, or 32.6% of net sales, from $1.929 billion, or 32.4% of net sales for fiscal 2006. The increase in expenses is driven primarily by higher occupancy cost versus the prior year.

Interest expense, net for fiscal 2007 was $119.1 million compared with $107.9 million during fiscal 2006. This increase was due to higher short term rates and higher average borrowing levels over the comparable prior year period and the recognition of interest expense on capital lease obligations that were accounted for as operating leases prior to a modification to the lease agreements in fiscal 2007. Average borrowings for fiscal 2007 were $1.972 billion, compared with $1.928 billion for fiscal 2006. Weighted average borrowing rates were 5.7% at August 25, 2007, compared to 5.5% at August 26, 2006.

Our effective income tax rate decreased to 36.4% of pre-tax income for fiscal 2007 as compared to 36.9% for fiscal 2006 primarily due to benefits from changes in our pre-tax earnings mix and an increase in certain federal and state tax credits. Refer to "Note D - Income Taxes" for additional information regarding our income tax rate.

Net income for fiscal 2007 increased 4.6% to $595.7 million, and diluted earnings per share increased 13.6% to $8.53 from $7.50 in fiscal 2006. The impact of the fiscal 2007 stock repurchases on diluted earnings per share in fiscal 2007 was an increase of approximately $0.14.

Seasonality and Quarterly Periods

AutoZone's business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months of March through September, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December through February. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States and Mexico.

Each of the first three quarters of AutoZone's fiscal year consisted of 12 weeks, and the fourth quarter consisted of 17 weeks in 2008 and 16 weeks in 2007 and 2006. Because the fourth quarter contains the seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal year 2008, containing 17 weeks, represented 33.9% of annual sales and 38.0% of net income; the fourth quarter of fiscal 2007, containing 16 weeks, represented 32.5% of annual sales and 36.5% of net income; and the fourth quarter of fiscal 2006, containing 16 weeks, represented 32.6% of annual sales and 37.5% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Net cash provided by operating activities was $921.1 million in fiscal 2008, $845.2 million in fiscal 2007, and $822.7 million in fiscal 2006. The increase over prior year was primarily due to the growth in net income and to a lesser extent, timing of income tax deductions, and improvements in our accounts payable to inventory ratio as our vendors continue to finance a large portion of our inventory. Partially offsetting this increase was higher accounts receivable. We have maintained an accounts payable to inventory ratio of 95% at August 30, 2008, 93% at August 25, 2007, and 92% at August 26, 2006.

AutoZone's primary capital requirement has been the funding of its continued new store development program. From the beginning of fiscal 2006 to August 30, 2008, we have opened 567 net new stores. Net cash flows used in investing activities were $243.2 million in fiscal 2008, compared to $228.7 million in fiscal 2007, and $268.3 million in fiscal 2006. We invested $243.6 million in capital assets in fiscal 2008, compared to $224.5 million in capital assets in fiscal 2007, and $263.6 million in capital assets in fiscal 2006. New store openings were 185 for fiscal 2008, 186 for fiscal 2007, and 204 for fiscal 2006.We invest a portion of our assets held by the Company's wholly owned insurance captive in marketable securities. We acquired $54.3 million of marketable securities in fiscal 2008, $94.6 million in fiscal 2007 and $160.0 million in fiscal 2006. We had proceeds from matured marketable securities of $50.7 million in fiscal 2008, $86.9 million in fiscal 2007 and $145.4 million in fiscal 2006. Capital asset disposals provided $4.0 million in fiscal 2008, $3.5 million in fiscal 2007, and $9.8 million in fiscal 2006.

Net cash used in financing activities was $522.7 million in fiscal 2008, $621.4 million in fiscal 2007, and $537.7 million in fiscal 2006. The net cash used in financing activities reflected purchases of treasury stock which totaled $849.2 million for fiscal 2008, $761.9 million for fiscal 2007, and $578.1 million for fiscal 2006. The treasury stock purchases in fiscal 2008, 2007 and 2006 were primarily funded by cash flow from operations, and at times, by increases in debt levels. Proceeds from issuance of debt reflected $750.0 million for fiscal 2008, none for fiscal 2007 and $200.0 million for fiscal 2006. Debt repayments totaled $229.8 million for fiscal 2008, $5.8 million for fiscal 2007 and $152.7 million for fiscal 2006. As discussed in Note F, in August 2008, we issued $500.0 million in 6.50% Senior Notes due 2014 and $250.0 million in 7.125% Senior Notes due 2018. A portion of the proceeds from the issuance of debt was used to repay outstanding commercial paper, which had increased for the repayment of the $190.0 million senior notes that matured in July. We intend to use the remainder of the proceeds to redeem or repurchase existing debt, for working capital needs, for capital expenditures, for the repurchase of common stock under our stock repurchase program and for general corporate purposes. Net repayments of commercial paper were $206.7 million for fiscal 2008 and $52.0 million for fiscal 2006. For fiscal 2007, net proceeds from the issuance of commercial paper were $84.3 million.

We expect to invest in our business consistent with historical rates during fiscal 2009, primarily related to our new store development program and enhancements to existing stores and systems. In addition to the building and land costs, our new store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required. We plan to continue leveraging our inventory purchases; however, our ability to do so may be impacted by a prolonged tightening of the credit markets which may directly limit our vendors' capacity to factor their receivables from us.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit rating and favorable experiences in the debt markets in the past.

Credit Ratings
At August 30, 2008, AutoZone had a senior unsecured debt credit rating from Standard & Poor's of BBB and a commercial paper rating of A-2. Moody's Investors Service had assigned the Company a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. Fitch Ratings assigned the Company a BBB rating for senior unsecured debt and an F-2 rating for commercial paper. As of August 30, 2008, Moody's, Standard & Poor's and Fitch had AutoZone listed as having a "stable" outlook. If our credit ratings drop, our interest expense may increase; similarly, we anticipate that our interest expense may decrease if our investment ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty continuing to utilize the commercial paper market and our interest expense will likely increase, as we will then be required to access more expensive bank lines of credit. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

Debt Facilities
We maintain $1.0 billion of revolving credit facilities with a group of banks to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. The credit facilities may be increased to $1.3 billion at AutoZone's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $879.7 million in available capacity under these facilities at August 30, 2008. The rate of interest payable under the credit facilities is a function of Bank of America's base rate or a Eurodollar rate (each as defined in the facility agreements), or a combination thereof. These facilities expire in May 2010.

Our $300.0 million bank term loan entered in December 2004 was amended in April 2006 to have similar terms and conditions as the $1.0 billion credit facilities, but with a December 2009 maturity, and was further amended in August 2007 to reduce the interest rate on Eurodollar loans. That credit agreement with a group of banks provides for a term loan, which consists of, at our election, base rate loans, Eurodollar loans or a combination thereof. The interest accrues on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus 1/2 of 1%. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which can range from 30 basis points to 90 basis points, depending upon our senior unsecured (non-credit enhanced) long-term debt rating. Based on our ratings at August 30, 2008, the applicable percentage on Eurodollar loans is 35 basis points. We may select interest periods of one, two, three or six months for Eurodollar loans, subject to availability. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. We entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. We have the option to extend loans into subsequent interest period(s) or convert them into loans of another interest rate type. The entire unpaid principal amount of the term loan will be due and payable in full on December 23, 2009, when the facility terminates. We may prepay the term loan in whole or in part at any time without penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of Eurodollar borrowings.

On June 25, 2008, we entered into an agreement with ESL Investments, Inc., setting forth certain understandings and agreements (see Exhibit 10.32 for complete details) regarding the voting by ESL Investments, Inc., on behalf of itself and its affiliates (collectively, "ESL"), of certain shares of common stock of AutoZone, Inc. and related matters. Among other things, we agreed to use our commercially reasonable efforts to increase our adjusted debt/EBITDAR target ratio from 2.1:1 to 2.5:1 no later than February 14, 2009. We calculate adjusted debt as the sum of total debt, capital lease obligations and rent times six; and we calculate EBITDAR by adding interest, taxes, depreciation, amortization, rent and options expenses to net income.

During July 2008, our $190.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On August 4, 2008, we issued $500.0 million in 6.50% Senior Notes due 2014 and $250.0 million in 7.125% Senior Notes due 2018 under our shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008. We used a portion of the proceeds to pay down our commercial paper and intend to use the remainder for general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions.

During April 2006, our $150.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On June 8, 2006, we issued $200.0 million in 6.95% Senior Notes due 2016 under our existing shelf registration statement filed with the Securities and Exchange Commission on August 17, 2004. That shelf registration allowed us to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. The remainder of the shelf registration was cancelled in February, 2007.

The 6.50% and 7.125% notes issued during August, 2008, are subject to an interest rate adjustment if the debt ratings assigned to the notes are downgraded and a provision where repayment of the notes may be accelerated if AutoZone experiences a change in control (as defined in the agreements). Our borrowings under our other Senior Notes arrangements contain minimal covenants, primarily restrictions on liens. Under our other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. As of August 30, 2008, we were in compliance with all covenants and expect to remain in compliance with all covenants.

Stock Repurchases

During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors. The program was amended in June 2008 to increase the repurchase authorization to $6.4 billion from $5.9 billion. From January 1998 to August 30, 2008, we have repurchased a total of 106.1 million shares at an aggregate cost of $6.3 billion. We repurchased 6.8 million shares of common stock at an aggregate cost of $849.2 million during fiscal 2008, 6.0 million shares of its common stock at an aggregate cost of $761.9 million during fiscal 2007, and 6.2 million shares of its common stock at an aggregate cost of $578.1 million during fiscal 2006.

On September 23, 2008, the Board of Directors raised the repurchase authorization from $6.4 billion to $6.9 billion. From August 31, 2008 to October 20, 2008, we repurchased 1.6 million shares for $204.4 million.

Financial Commitments

The following table shows AutoZone's significant contractual obligations as of August 30, 2008:

(in thousands)	Total Contractual Obligations	Payment Due by Period: Less than 1 year	Between 1-3 years	Between 4-5 years	Over 5 years
Long-term debt (1)	$2,250,000	$ —	$500,000	$500,000	$1,250,000
Interest payments (2)	764,985	134,153	237,208	205,362	188,262
Operating leases (3)	1,372,451	161,435	283,836	219,645	707,535
Capital leases (4)	68,710	16,341	31,568	20,801	—
Self-insurance reserves (5)	147,594	49,081	44,986	22,637	30,890
Construction commitments	19,972	19,972	—	—	—
	$4,623,712	$380,982	$1,097,598	$ 968,445	$2,176,687

(1) Long-term debt balances represent principal maturities, excluding interest.

(2) Represents obligations for interest payments on long-term debt, including the effect of interest rate hedges.

(3) Operating lease obligations are inclusive of amounts accrued within deferred rent and closed store obligations reflected in our consolidated balance sheets.

(4) Capital lease obligations include related interest.

(5) The Company retains a significant portion of the risks associated with workers compensation, employee health, general and product liability, property, and automotive insurance. These amounts represent undiscounted estimates based on actuarial calculations. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, the Company reflects the net present value of these obligations in its consolidated balance sheets.

We have other obligations reflected in our consolidated balance sheet that are not reflected in the table above due to the absence of scheduled maturities or due to the nature of the account. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2009 that are included in current liabilities.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 30, 2008.

(in thousands)	Total Other Commitments
Standby letters of credit	$ 93,993
Surety bonds	13,844
	$ 107,837

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements expire within one year, but have automatic renewal clauses.

In conjunction with our commercial sales program, we offer credit to some of our commercial customers. The majority of our receivables related to the credit program are sold to a third party at a discount for cash with limited recourse. AutoZone has recorded a reserve for this recourse. At August 30, 2008, the receivables facility had an outstanding balance of $55.4 million and the balance of the recourse reserve was $1.2 million.

Value of Pension Assets

At August 30, 2008, the fair market value of AutoZone's pension assets was $160.9 million, and the related accumulated benefit obligation was $156.7 million based on a May 31, 2008 measurement date. On January 1, 2003, our defined benefit pension plans were frozen. Accordingly, plan participants earn no new benefits under the plan formulas, and no new participants may join the plans. The material assumptions for fiscal 2008 are an expected long-term rate of return on plan assets of 8.0% and a discount rate of 6.90%. For additional information regarding AutoZone's qualified and non-qualified pension plans refer to "Note I – Pensions and Savings Plans" in the accompanying Notes to Consolidated Financial Statements.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly the Company's comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board of Directors use the abovementioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in the "Selected Financial Data".

	Fiscal Year Ended August				
(in thousands)	2008	2007	2006	2005	2004
Net increase (decrease) in cash and cash equivalents	$155,807	$ (4,904)	$ 16,748	$ (2,042)	$ (16,250)
Less: Increase (decrease) in debt	313,473	78,461	(4,693)	(7,400)	322,405
Less: Share repurchases	(849,196)	(761,887)	(578,066)	(426,852)	(848,102)
Cash flow before share repurchases and changes in debt	$691,530	$678,522	$ 599,507	$432,210	$509,447

10-K

Reconciliation of Non-GAAP Financial Measure: After-Tax Return on Invested Capital

The following table reconciles the percentages of after-tax return on invested capital, or "ROIC." After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in the "Selected Financial Data."

(in thousands, except percentage data)

	Fiscal Year Ended August				
	2008	2007	2006	2005	2004
Net income	$ 641,606	$ 595,672	$ 569,275	$ 571,019	$ 566,202
Adjustments:					
After-tax interest	74,355	75,793	68,089	65,533	58,003
After-tax rent	105,166	97,050	90,808	96,367	73,086
After-tax return	$ 821,127	$ 768,515	$ 728,172	$ 732,919	$ 697,291
Average debt (1)	$ 2,015,186	$ 1,955,652	$ 1,909,011	$ 1,969,639	$ 1,787,307
Average equity (2)	353,411	478,853	510,657	316,639	292,802
Rent x 6 (3)	990,726	915,138	863,328	774,706	701,621
Average capital lease obligations (4)	60,824	30,538	-	-	-
Pre-tax invested capital	$ 3,420,147	$ 3,380,181	$ 3,282,996	$ 3,060,984	$ 2,781,730
ROIC	24.0%	22.7%	22.2%	23.9%	25.1%

(1) Average debt is equal to the average of our long-term debt measured at the end of the prior fiscal year and each of the 13 fiscal periods in the current fiscal year. Long-term debt (in thousands) was $1,546,845 at August 30, 2003.

(2) Average equity is equal to the average of our stockholders' equity measured at the end of the prior fiscal year and each of the 13 fiscal periods of the current fiscal year. Stockholders' equity (in thousands) was $373,758 at August 30, 2003.

(3) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital. This calculation excludes the impact from the cumulative lease accounting adjustments recorded in the second quarter of fiscal 2005.

(4) Average of the capital lease obligations relating to vehicle capital leases entered into at the beginning of fiscal 2007 is computed as the average over the trailing 13 periods. Rent expense associated with the vehicles prior to the conversion to capital leases is included in the rent for purposes of calculating return on invested capital.

Reconciliation of Non-GAAP Financial Measure: Fiscal 2008 Results Excluding Impact of 53rd Week:

The following table summarizes the favorable impact of the additional week of the 53 week fiscal year ended August 30, 2008.

(in thousands, except per share and percentage data)

	Fiscal 2008 Results of Operations	Percent of Revenue	Results of Operations for 53rd Week	Fiscal 2008 Results of Operations Excluding 53rd Week	Percent of Revenue
Net sales	$ 6,522,706	100.0%	$ (125,894)	$ 6,396,812	100.0%
Cost of sales	3,254,645	49.9%	(62,700)	3,191,945	49.9%
Gross profit	3,268,061	50.1%	(63,194)	3,204,867	50.1%
Operating expenses	2,143,927	32.9%	(36,087)	2,107,840	33.0%
Operating profit	1,124,134	17.2%	(27,107)	1,097,027	17.1%
Interest expense, net	116,745	1.8%	(2,340)	114,405	1.8%
Income before taxes	1,007,389	15.4%	(24,767)	982,622	15.4%
Income taxes	365,783	5.6%	(8,967)	356,816	5.6%
Net income	$ 641,606	9.8%	$ (15,800)	$ 625,806	9.8%
Diluted earnings per share	$ 10.04		$ (0.24)	$ 9.80	

Recent Accounting Pronouncements

On August 26, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation establishes new standards for the financial statement recognition, measurement and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For additional information on the impact of adoption of FIN 48, refer to "Note D – Income Taxes" to the accompanying consolidated financial statements.

On August 25, 2007, we adopted the recognition and disclosure provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS 158 requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. Refer to "Note I, Pension and Savings Plans" for further description of this adoption.

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. We currently use a May 31 measurement date for our plans; therefore, this standard will require us to change our measurement date to our fiscal year end beginning in fiscal 2009. The impact from adopting the measurement provisions is not expected to have a material impact on the Company's results of operations.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 will be effective at the beginning of fiscal 2009 for financial assets and liabilities and at the beginning of fiscal 2010 for nonfinancial assets and liabilities. The adoption of this statement is not expected to have an immediate material impact on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This new standard permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for AutoZone in fiscal 2009. The adoption of this statement is not expected to have a material impact on our consolidated financial statements because we do not currently intend to elect to apply fair value to any financial instruments that are not already reported at fair value.

In December 2007, the FASB issued FASB Statement 141R, "Business Combinations," ("SFAS 141R"). This standard significantly changes the accounting for and reporting of business combinations in consolidated financial statements. Among other things, SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed at the acquisition date and requires the expensing of most transaction and restructuring costs. The standard is effective for us beginning August 30, 2009 (fiscal 2010) and is applicable only to transactions occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, including an amendment for ARB No. 51," ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for us beginning August 30, 2009. The adoption of SFAS 160 is not expected to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133," ("SFAS 161"). SFAS 161 amends SFAS No. 133 to change the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for AutoZone beginning in fiscal 2010. We are currently evaluating the provisions of SFAS 161.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 is effective 60 days after the SEC's approval of the Public Company Accounting Oversight Board amendments to AU section 411.

Critical Accounting Policies

Preparation of our consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to Consolidated Financial Statements, we describe our significant accounting policies used in preparing the consolidated financial statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified the critical accounting policies for the areas that are materially impacted by estimates and assumptions and have discussed such policies with the Audit Committee of our Board of Directors. The following items in our consolidated financial statements require significant estimation or judgment:

Inventory and Cost of Sales
We state our inventories at the lower of cost or market using the last-in, first-out ("LIFO") method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method as the Company's policy is not to write up inventory for favorable LIFO adjustments, resulting in cost of sales being reflected at the higher amount. The nature of our inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to our vendors for credit. We provide reserves where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded costs. Additionally, we reduce inventory for estimated losses related to shrinkage. Our shrink estimate is based on historical losses verified by ongoing physical inventory counts.

Vendor Allowances
AutoZone receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product, but only if it is reasonably certain that the required volume levels will be reached. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

Allowances and promotional funds earned under vendor funding programs are accounted for pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). The majority of the vendor funds received is recorded as a reduction of the cost of inventories and is recognized as a reduction to cost of sales as these inventories are sold. For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor's products, the vendor funds are recorded as a reduction to selling, general and administrative expenses in the period in which the specific costs were incurred.

Impairments
In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying amounts of long-lived assets, such as property and equipment, covered by this standard annually and more frequently if events or changes in circumstances dictate that the carrying value may not be recoverable. As part of the evaluation, we review performance at the store level to identify any stores with current period operating losses that should be considered for impairment. We compare the sum of the undiscounted expected future cash flows with the carrying amounts of the assets.

Under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we perform an annual test of goodwill to compare the estimated fair value of goodwill to the carrying amount to determine if any impairment exists. We perform the annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

If impairments are indicated by either of the above evaluations, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. Such evaluations require management to make certain assumptions based upon information available at the time the evaluation is performed, which could differ from actual results.

Self-Insurance
We retain a significant portion of the risks associated with workers' compensation, vehicle, employee health, general and product liability and property losses; and we maintain stop-loss coverage to limit the exposure related to certain of these risks. Liabilities associated with these losses include estimates of both claims filed and losses incurred but not yet reported. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The long-term portions of these liabilities are recorded at our estimate of their net present value. We believe the amounts accrued are adequate, although actual losses may differ from the amounts provided.

Income Taxes
We accrue and pay income taxes based on the tax statutes, regulations and case law of the various jurisdictions in which we operate. Income tax expense involves management judgment as to the ultimate resolution of any tax matters in dispute with state, federal and foreign tax authorities. We measure and record income tax contingency accruals in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statues, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

We classify interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

Litigation and Other Contingent Liabilities
We have received claims related to and been notified that we are a defendant in a number of legal proceedings resulting from our business, such as employment matters, product liability claims and general liability claims related

to our store premises. We calculate contingent loss accruals using our best estimate of our probable and reasonably estimable contingent liabilities.

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by the use of two key assumptions in the calculation of these balances:

i. *Expected long-term rate of return on plan assets:* estimated by considering the composition of our asset portfolio, our historical long-term investment performance and current market conditions.

ii. *Discount rate used to determine benefit obligations:* adjusted annually based on the interest rate for long-term high-quality corporate bonds as of the measurement date (May 31) using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year.

If such assumptions differ materially from actual experience, the impact could be material to our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk
AutoZone's financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

AutoZone has historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments in our consolidated balance sheets as a component of other assets. All of the Company's interest rate hedge instruments are designated as cash flow hedges. We had an outstanding interest rate swap with a fair value of ($4.3) million at August 30, 2008, and $5.8 million at August 25, 2007, to effectively fix the interest rate on the $300.0 million term loan entered into during December 2004.

The related gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in income. The Company's hedge instrument was determined to be highly effective as of August 30, 2008.

The fair value of our debt was estimated at $2.235 billion as of August 30, 2008, and $1.928 billion as of August 25, 2007, based on the quoted market prices for the same or similar debt issues or on the current rates available to AutoZone for debt having the same remaining maturities. Such fair value is less than the carrying value of debt by $15.0 million at August 30, 2008, and less than the carrying value of debt by $7.6 million at August 25, 2007.

Considering the effect of the interest rate swap designated and effective as a cash flow hedge, we had no variable rate debt outstanding at August 30, 2008, and $245.6 million of variable rate debt outstanding at August 25, 2007. In fiscal 2007, at this borrowing level for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $2.5 million, which includes the effects of the interest rate swap. The primary interest rate exposure on variable rate debt is based on LIBOR. Considering the effect of the interest rate swap designated and effective as a cash flow hedge, we had outstanding fixed rate debt of $2.250 billion at August 30, 2008, and $1.690 billion at August 25, 2007. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $90.7 million at August 30, 2008, and $60.8 million at August 25, 2007.

Fuel Price Risk

Fuel swap contracts that we utilize have not previously been designated as hedging instruments under the provisions of SFAS 133 and thus do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge a portion of our diesel fuel and unleaded fuel exposure. We did not enter into any fuel swap contracts during the 2008 or 2006 fiscal years. During fiscal 2007 we entered into fuel swaps to economically hedge a portion of our diesel fuel exposure. These swaps were settled within a few days of the fiscal year end and had no significant impact on cost of sales for the 2007 fiscal year.

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of both Deloitte & Touche LLP professionals and Company personnel. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 30, 2008, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 30, 2008.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young has issued their report concurring with management's assessment, which is included in this Annual Report.

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 8, 2008, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 30, 2008, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 30, 2008 and August 25, 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 30, 2008 of AutoZone, Inc. and our report dated October 20, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 20, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 30, 2008 and August 25, 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 30, 2008 and August 25, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note D to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109," effective August 26, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AutoZone, Inc.'s internal control over financial reporting as of August 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 20, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 20, 2008

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 30, 2008 (53 Weeks)	August 25, 2007 (52 Weeks)	August 26, 2006 (52 Weeks)
Net sales	$ 6,522,706	$ 6,169,804	$ 5,948,355
Cost of sales, including warehouse and delivery expenses	3,254,645	3,105,554	3,009,835
Operating, selling, general and administrative expenses	2,143,927	2,008,984	1,928,595
Operating profit	1,124,134	1,055,266	1,009,925
Interest expense, net	116,745	119,116	107,889
Income before income taxes	1,007,389	936,150	902,036
Income taxes	365,783	340,478	332,761
Net income	$ 641,606	$ 595,672	$ 569,275
Weighted average shares for basic earnings per share	63,295	69,101	75,237
Effect of dilutive stock equivalents	580	743	622
Adjusted weighted average shares for diluted earnings per share	63,875	69,844	75,859
Basic earnings per share	$ 10.14	$ 8.62	$ 7.57
Diluted earnings per share	$ 10.04	$ 8.53	$ 7.50

See Notes to Consolidated Financial Statements.

10-K

Consolidated Balance Sheets

(in thousands, except per share data)	August 30, 2008	August 25, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 242,461	$ 86,654
Accounts receivable	71,241	59,876
Merchandise inventories	2,150,109	2,007,430
Other current assets	122,490	116,495
Total current assets	2,586,301	2,270,455
Property and equipment:		
Land	643,699	625,992
Buildings and improvements	1,814,668	1,720,172
Equipment	850,679	780,199
Leasehold improvements	202,098	183,601
Construction in progress	128,133	85,581
	3,639,277	3,395,545
Less: Accumulated depreciation and amortization	1,349,621	1,217,703
	2,289,656	2,177,842
Goodwill, net of accumulated amortization	302,645	302,645
Deferred income taxes	38,283	21,331
Other long-term assets	40,227	32,436
	381,155	356,412
	$ 5,257,112	$ 4,804,709
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,043,271	$ 1,870,668
Accrued expenses and other	327,664	307,633
Income taxes payable	11,582	25,442
Deferred income taxes	136,803	82,152
Total current liabilities	2,519,320	2,285,895
Long-term debt	2,250,000	1,935,618
Other liabilities	258,105	179,996
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 63,600 shares issued and 59,608 shares outstanding in 2008 and 71,250 shares issued and 65,960 shares outstanding in 2007	636	713
Additional paid-in capital	537,005	545,404
Retained earnings	206,099	546,049
Accumulated other comprehensive loss	(4,135)	(9,550)
Treasury stock, at cost	(509,918)	(679,416)
Total stockholders' equity	229,687	403,200
	$ 5,257,112	$ 4,804,709

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 30, 2008 (53 Weeks)	August 25, 2007 (52 Weeks)	August 26, 2006 (52 Weeks)
Cash flows from operating activities:			
Net income	$ 641,606	$ 595,672	$ 569,275
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	169,509	159,411	139,465
Amortization of debt origination fees	1,837	1,719	1,559
Income tax benefit from exercise of stock options	(10,142)	(16,523)	(10,608)
Deferred income taxes	67,474	24,844	36,306
Share-based compensation expense	18,388	18,462	17,370
Changes in operating assets and liabilities:			
Accounts receivable	(11,145)	20,487	37,900
Merchandise inventories	(137,841)	(160,780)	(182,790)
Accounts payable and accrued expenses	175,733	186,228	184,986
Income taxes payable	(3,861)	17,587	28,676
Other, net	9,542	(1,913)	608
Net cash provided by operating activities	921,100	845,194	822,747
Cash flows from investing activities:			
Capital expenditures	(243,594)	(224,474)	(263,580)
Purchase of marketable securities	(54,282)	(94,615)	(159,957)
Proceeds from sale of investments	50,712	86,921	145,369
Disposal of capital assets	4,014	3,453	9,845
Net cash used in investing activities	(243,150)	(228,715)	(268,323)
Cash flows from financing activities:			
Net (repayments of) proceeds from commercial paper	(206,700)	84,300	(51,993)
Proceeds from issuance of debt	750,000	—	200,000
Repayment of debt	(229,827)	(5,839)	(152,700)
Net proceeds from sale of common stock	27,065	58,952	38,253
Purchase of treasury stock	(849,196)	(761,887)	(578,066)
Income tax benefit from exercise of stock options	10,142	16,523	10,608
Payments of capital lease obligations	(15,880)	(11,360)	—
Other	(8,286)	(2,072)	(3,778)
Net cash used in financing activities	(522,682)	(621,383)	(537,676)
Effect of exchange rate changes on cash	539	—	—
Net increase (decrease) in cash and cash equivalents	155,807	(4,904)	16,748
Cash and cash equivalents at beginning of year	86,654	91,558	74,810
Cash and cash equivalents at end of year	$ 242,461	$ 86,654	$ 91,558
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 107,477	$ 116,580	$ 104,929
Income taxes paid	$ 313,875	$ 299,566	$ 267,913
Assets acquired through capital lease	$ 61,572	$ 69,325	$ —

See Notes to Consolidated Financial Statements.

10-K

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 27, 2005	81,111	$ 811	$ 462,289	$ 370,276	$(36,581)	$ (405,788)	$391,007
Net income				569,275			569,275
Minimum pension liability, net of taxes of $14,624					22,532		22,532
Foreign currency translation adjustment					(4,410)		(4,410)
Unrealized loss adjustment on marketable securities, net of taxes of ($98)					(181)		(181)
Net gains on outstanding derivatives, net of taxes of $2,152					3,752		3,752
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							590,356
Purchase of 6,187 shares of treasury stock						(578,066)	(578,066)
Retirement of treasury stock	(4,600)	(46)	(27,633)	(380,343)		408,022	—
Sale of common stock under stock option and stock purchase plans	729	7	38,246				38,253
Share-based compensation expense			17,370				17,370
Income tax benefit from exercise of stock options			10,608				10,608
Balance at August 26, 2006	77,240	772	500,880	559,208	(15,500)	(575,832)	469,528
Net income				595,672			595,672
Minimum pension liability, net of taxes of $9,176					14,218		14,218
Foreign currency translation adjustment					(3,240)		(3,240)
Unrealized gain adjustment on marketable securities, net of taxes of $56					104		104
Net losses on outstanding derivatives, net of taxes of ($1,627)					(2,813)		(2,813)
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							603,329
Cumulative effect of adopting SFAS 158, net of taxes of ($1,089)					(1,707)		(1,707)
Purchase of 6,032 shares of treasury stock						(761,887)	(761,887)
Retirement of treasury stock	(6,900)	(68)	(49,404)	(608,831)		658,303	—
Sale of common stock under stock option and stock purchase plans	910	9	58,943				58,952
Share-based compensation expense			18,462				18,462
Income tax benefit from exercise of stock options			16,523				16,523
Balance at August 25, 2007	71,250	713	545,404	546,049	(9,550)	(679,416)	403,200
Net income				641,606			641,606
Pension liability adjustments, net of taxes of ($1,145)					(1,817)		(1,817)
Foreign currency translation adjustment					13,965		13,965
Unrealized gain adjustment on marketable securities, net of taxes of $142					263		263
Net losses on outstanding derivatives, net of taxes of ($3,715)					(6,398)		(6,398)
Reclassification of net gains on derivatives into earnings					(598)		(598)
Comprehensive income							647,021
Cumulative effect of adopting FIN 48				(26,933)			(26,933)
Purchase of 6,802 shares of treasury stock						(849,196)	(849,196)
Retirement of treasury stock	(8,100)	(81)	(63,990)	(954,623)		1,018,694	—
Sale of common stock under stock option and stock purchase plans	450	4	27,061				27,065
Share-based compensation expense			18,388				18,388
Income tax benefit from exercise of stock options			10,142				10,142
Balance at August 30, 2008	63,600	$ 636	$ 537,005	$ 206,099	$ (4,135)	$(509,918)	$229,687

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer and distributor of automotive parts and accessories. At the end of fiscal 2008, the Company operated 4,092 domestic stores in the United States and Puerto Rico, and 148 stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. Many of the stores have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. The Company also sells the ALLDATA brand automotive diagnostic and repair software. On the web at www.autozone.com, the Company sells diagnostic and repair information, auto and light truck parts, and accessories.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Accordingly, fiscal 2008 represented 53 weeks ended on August 30, 2008. Fiscal 2007 and fiscal 2006 represented 52 weeks ended on August 25, 2007 and August 26, 2006, respectively.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than 5 days. Credit and debit card receivables included within cash equivalents were $22.7 million at August 30, 2008 and August 25, 2007.

Marketable Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities. The Company accounts for these securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and accordingly, classifies them as available-for-sale. The Company includes these securities within the other current assets caption and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. Unrealized gains and losses on these marketable securities are recorded in accumulated other comprehensive income, net of tax.

The Company's available-for-sale financial instruments consisted of the following:

(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
August 30, 2008	$58,517	$457	$(171)	$58,803
August 25, 2007	$57,245	$33	$(152)	$57,126

The debt securities held at August 30, 2008, had contractual maturities ranging from less than one year to approximately 3 years. The Company did not realize any material gains or losses on its marketable securities during fiscal 2008.

Accounts Receivable: Accounts receivable consists of receivables from commercial customers and vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue

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per transaction for most of its sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $16.3 million at August 30, 2008, and $17.7 million at August 25, 2007. The Company routinely sells the majority of its receivables to a third party at a discount for cash with limited recourse. AutoZone has recorded a $1.2 million recourse reserve related to $55.4 million in outstanding factored receivables at August 30, 2008. The recourse reserve at August 25, 2007, was $1.8 million related to $55.3 million in outstanding factored receivables.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method. The Company's policy is not to write up inventory in excess of replacement cost, resulting in cost of sales being reflected at the higher amount. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $225.4 million at August 30, 2008, and $227.9 million at August 25, 2007.

AutoZone has entered into pay-on-scan ("POS") arrangements with certain vendors, whereby AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to AutoZone's customers. Since the Company does not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded in the Company's balance sheet. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Although AutoZone does not hold title to the goods, AutoZone controls pricing and has credit collection risk and therefore, gross revenues under POS arrangements are included in net sales in the income statement. Sales of merchandise under POS arrangements approximated $38.2 million in fiscal 2008, $170.0 million in fiscal 2007, and $390.0 million in fiscal 2006. Merchandise under POS arrangements was $6.7 million at August 30, 2008 and $22.4 million at August 25, 2007.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under capital lease.

Impairment of Long-Lived Assets: In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates the recoverability of the carrying amounts of the assets covered by this standard annually and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. As part of the evaluation, the Company reviews performance at the store level to identify any stores with current period operating losses that should be considered for impairment. The Company compares the sum of the undiscounted expected future cash flows with the carrying amounts of the assets. If impairments are indicated, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. No impairment losses were recorded in the three years ended August 30, 2008.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 30, 2008. Goodwill was $302.6 million, net of accumulated amortization of $51.2 million, as of August 30, 2008, and August 25, 2007.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively "SFAS 133") pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recorded on the balance sheet at fair value. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note E – Derivative Instruments and Hedging Activities" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

Foreign Currency: The Company accounts for its Mexican operations using the Mexican peso as the functional currency and converts its financial statements from Mexican pesos to U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The cumulative loss on currency translation is recorded as a component of accumulated other comprehensive loss and approximated $1.8 million at August 30, 2008, and $15.8 million at August 25, 2007.

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors. The long-term portions of these liabilities are recorded at our estimate of their net present value.

Deferred Rent: The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, beginning on the date the Company takes physical possession of the property (see "Note J – Leases"). Differences between this calculated expense and cash payments are recorded as a liability in accrued expenses and other liabilities on the accompanying balance sheet. This deferred rent approximated $51.0 million as of August 30, 2008, and $42.6 million as of August 25, 2007.

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note F – Financing," marketable securities is included in "Note A – Marketable Securities," and derivatives is included in "Note E – Derivative Instruments and Hedging Activities."

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We measure and record income tax contingency accruals in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes".

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

We classify interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

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Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are reflected as accrued expenses and other until remitted to the taxing authorities.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product, but only if it is reasonably certain that the required volume levels will be reached. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

Allowances and promotional funds earned under vendor funding programs are accounted for pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). The majority of the vendor funds received is recorded as a reduction of the cost of inventories and is recognized as a reduction to cost of sales as these inventories are sold. For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to selling, general and administrative expenses in the period in which the specific costs were incurred.

Advertising expense was approximately $89.0 million in fiscal 2008, $85.9 million in fiscal 2007, and $78.1 million in fiscal 2006. The Company expenses advertising costs as incurred.

Warranty Costs: The Company or the vendors supplying its products provide its customers limited warranties on certain products that range from 30 days to lifetime warranties. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. Substantially all the cost the Company incurs to ship products to our stores is included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents, which are primarily stock options. Stock options that were not included in the diluted computation because they would have been anti-dilutive were approximately 31,000 shares at August 30, 2008, 8,000 shares at August 25, 2007, and 700,000 shares at August 26, 2006.

Stock Options: At August 30, 2008, the Company had stock option plans that provide for the purchase of the Company's common stock by certain of its employees and directors. Effective August 28, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("SFAS 123(R)") and began recognizing compensation expense for its share-based payments based on the fair value of the awards. See "Note B – Share-Based Payments" for further discussion.

Recent Accounting Pronouncements: On August 26, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation establishes new standards for the financial statement recognition, measurement and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For additional information on the impact of adoption of FIN 48, refer to "Note D – Income Taxes" to the accompanying consolidated financial statements.

On August 25, 2007, we adopted the recognition and disclosure provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS 158 requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. Refer to "Note I – Pension and Savings Plans" for further description of this adoption.

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. We currently use a May 31 measurement date for our plans; therefore, this standard will require us to change our measurement date to our fiscal year end beginning in fiscal 2009. The impact from adopting the measurement provisions is not expected to have a material impact on the Company's results of operations. For additional information on the adoption of SFAS 158, refer to Note I to the accompanying consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 will be effective at the beginning of fiscal 2009 for financial assets and liabilities and at the beginning of fiscal 2010 for non-financial assets and liabilities. The adoption of this statement is not expected to have an immediate material impact on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This new standard permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for AutoZone in fiscal 2009. The adoption of this statement is not expected to have a material impact on our consolidated financial statements because we do not currently intend to elect to apply fair value to any financial instruments that are not already reported at fair value.

In December 2007, the FASB issued FASB Statement 141R, "Business Combinations," ("SFAS 141R"). This standard significantly changes the accounting for and reporting of business combinations in consolidated financial statements. Among other things, SFAS 141R requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed at the acquisition date and requires the expensing of most transaction and restructuring costs. The standard is effective for us beginning August 30, 2009 (fiscal 2010) and is applicable only to transactions occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, including an amendment for ARB No. 51," ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for us beginning August 30, 2009. The adoption of SFAS 160 is not expected to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133," ("SFAS 161"). SFAS 161 amends SFAS No. 133 to change the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for AutoZone beginning in fiscal 2010. We are currently evaluating the provisions of SFAS 161.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 is effective 60 days after the SEC's approval of the Public Company Accounting Oversight Board amendments to AU section 411.

Note B – Share-Based Payments

Effective August 28, 2005, the Company adopted SFAS 123(R) and began recognizing compensation expense for its share-based payments based on the fair value of the awards. Share-based payments include stock option grants and certain transactions under the Company's other stock plans.

In accordance with SFAS 123(R), share-based compensation expense is based on the following: a) grant date fair value estimated in accordance with the original provisions of SFAS 123 for unvested options granted prior to the adoption date; b) grant date fair value estimated in accordance with the provisions of SFAS 123(R) for options granted subsequent to the adoption date; and c) the discount on shares sold to employees post-adoption, which represents the difference between the grant date fair value and the employee purchase price.

Total share-based expense (a component of operating, selling, general and administrative expenses) was $18.4 million related to stock options and share purchase plans for fiscal 2008, $18.5 million for fiscal 2007 and $17.4 million in fiscal 2006. Tax deductions in excess of recognized compensation cost are classified as a financing cash inflow in accordance with SFAS 123(R).

Under SFAS 123(R), forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

AutoZone grants options to purchase common stock to certain of its employees and directors under various plans at prices equal to the market value of the stock on the date of grant. Options have a term of 10 years or 10 years and one day from grant date. Director options generally vest three years from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date. Employees and directors generally have 30 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The weighted average for key assumptions used in determining the fair value of options granted and a summary of the methodology applied to develop each assumption are as follows:

	Year Ended		
	August 30, 2008	**August 25, 2007**	**August 26, 2006**
Expected price volatility	24%	26%	35%
Risk-free interest rates	4.1%	4.6%	4.1%
Weighted average expected lives in years	4.0	3.9	3.3
Forfeiture rate	10%	10%	10%
Dividend yield	0%	0%	0%

Expected Price Volatility - This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. We calculate daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate - This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives - This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture Rate - This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield - The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The Company generally issues new shares when options are exercised. A summary of outstanding stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding August 25, 2007	2,956,765	$ 79.24
Granted	666,480	116.01
Exercised	(450,425)	62.01
Canceled	(71,583)	88.93
Outstanding August 30, 2008	3,101,237	$ 89.42

The following table summarizes information about stock options outstanding at August 30, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$22.00 - $75.64	882,159	$ 62.55	4.34	741,495	$ 60.07
$82.00 - $89.18	828,399	85.23	6.18	565,828	86.67
$89.30 - $103.44	694,699	101.48	7.84	204,653	99.67
$112.83 - $116.35	627,350	115.41	9.02	-	-
$117.20 - $137.09	68,630	125.80	9.15	5,000	129.63
$22.00 - $137.09	3,101,237	$ 89.42	6.68	1,516,976	$ 75.56

At August 30, 2008, the aggregate intrinsic value of all outstanding options was $148 million with a weighted average remaining contractual term of 6.7 years, of which 1,516,976 of the outstanding options are currently exercisable with an aggregate intrinsic value of $93.5 million, a weighted average exercise price of $75.56 and a weighted average remaining contractual term of 5.1 years. Shares reserved for future option grants approximated 4.0 million at August 30, 2008. The weighted average grant date fair value of options granted was $30.28 during fiscal 2008, $29.04 during fiscal 2007 and $22.86 during fiscal 2006. The intrinsic value of options exercised was $29 million in fiscal 2008, $47 million in fiscal 2007 and $27 million in fiscal 2006.

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of their director fees immediately in cash, and the remainder of the fees must be taken in common stock. The director may elect to receive up to 100% of the fees in stock or defer all or part of the fees in units ("Director Units") with value equivalent to the value of shares of common stock as of the grant date. At August 30, 2008, the Company has $3.2 million accrued related to 23,424 director units issued under the current and prior plans with 81,996 shares of common stock reserved for future issuance under the current plan.

Under the AutoZone, Inc. 2003 Director Stock Option Plan (the "Director Stock Option Plan"), each non-employee director receives an option grant on January 1 of each year, and each new non-employee director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. Under the Director Compensation Program effective January 1, 2008 each non-employee director may choose between two pay options, and the number of stock options a director receives under the Director Stock Option Plan depends on which pay option the director chooses. Directors who elect to be paid only the Base Retainer will receive, on January 1 during their first two years of services as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, such directors will receive, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owns common stock or Director Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. Directors electing to be paid a Supplemental Retainer in addition to the Base Retainer will receive, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors will receive an option to purchase 500 shares of common stock, and each such director who owns common stock or Stock Units worth at least five times the Base Retainer will receive an additional option to purchase 1,500 shares. These stock option grants are made at the fair market value as of the grant date. At August 30, 2008, there were 123,604 outstanding options with 259,896 shares of common stock reserved for future issuance under this plan.

The Company recognized $0.7 million in expense related to the discount on the selling of shares to employees and executives under various share purchase plans in fiscal 2008 and $1.1 million in the prior year. The employee stock purchase plan, which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 36,147 shares were sold to employees in fiscal 2008, 39,139 shares were sold to employees in fiscal 2007, and 51,167 shares were sold in fiscal 2006. The Company repurchased 39,235 shares at fair value in fiscal 2008, 65,152 shares at fair value in fiscal 2007, and 62,293 shares at fair value in fiscal 2006 from employees electing to sell their stock. Issuances of shares under the employee stock purchase plans are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note H – Stock Repurchase Program." At August 30, 2008, 349,750 shares of common stock were reserved for future issuance under this plan. Once executives have reached the maximum under the employee stock purchase plan, the Amended and Restated Executive Stock Purchase Plan permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under this plan were 1,793 shares in fiscal 2008, 1,257 shares in fiscal 2007, and 811 shares in fiscal 2006. At August 30, 2008, 261,244 shares of common stock were reserved for future issuance under this plan.

On December 13, 2006, stockholders approved the AutoZone, Inc. 2006 Stock Option Plan and the AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. There have been no other material modifications to the Company's stock plans during fiscal 2008, 2007, or 2006.

Note C – Accrued Expenses and Other

Accrued expenses consisted of the following:

(in thousands)	August 30, 2008	August 25, 2007
Medical and casualty insurance claims (current portion)	$ 55,270	$ 52,037
Accrued compensation, related payroll taxes and benefits	98,054	101,467
Property and sales taxes	69,443	61,570
Accrued interest	26,375	22,241
Accrued sales and warranty returns	9,983	8,634
Capital lease obligations	15,917	16,015
Other	52,622	45,669
	$ 327,664	$ 307,633

The Company retains a significant portion of the insurance risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. Beginning in fiscal 2004, a portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are $1.5 million for workers' compensation and property, $0.5 million for employee health, and $1.0 million for general, products liability, and automotive.

Note D – Income Taxes

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 30, 2008	August 25, 2007	August 26, 2006
Current:			
Federal	$ 285,516	$ 292,166	$ 272,916
State	20,516	23,468	23,539
	306,032	315,634	296,455
Deferred:			
Federal	51,997	22,878	30,065
State	7,754	1,966	6,241
	59,751	24,844	36,306
	$ 365,783	$ 340,478	$ 332,761

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

(in thousands)	Year Ended August 30, 2008	August 25, 2007	August 26, 2006
Federal tax at statutory U.S. income tax rate	$ 352,586	$ 327,653	$ 315,713
State income taxes, net	18,375	16,532	19,357
Other	(5,178)	(3,707)	(2,309)
	$ 365,783	$ 340,478	$ 332,761

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 30, 2008	August 25, 2007
Net deferred tax assets:		
Domestic net operating loss and credit carryforwards	$ 20,259	$ 18,573
Foreign net operating loss and credit carryforwards	4,857	6,257
Insurance reserves	7,933	13,683
Derivatives	1,502	-
Accrued benefits	27,991	20,750
Other	37,702	15,640
Total deferred tax assets	100,244	74,903
Less: Valuation allowances	(7,551)	(8,154)
Net deferred tax assets	92,693	66,749
Deferred tax liabilities:		
Property and equipment	24,186	8,296
Inventory	149,318	103,233
Derivatives	-	2,068
Pension	1,620	2,369
Prepaid expenses	13,658	10,192
Other	2,431	1,412
Deferred tax liabilities	191,213	127,570
Net deferred tax liabilities	$ (98,520)	$ (60,821)

Deferred taxes are not provided for temporary differences of approximately $67.7 million at August 30, 2008, and $47.4 million at August 25, 2007, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis differences is not practicable.

At August 30, 2008, and August 25, 2007, the Company had deferred tax assets of $8.6 million and $9.1 million from federal tax operating losses ("NOLs") of $24.6 million and $25.9 million, and deferred tax assets of $1.5 million and $1.8 million from state tax NOLs of $32.8 million and $51.3 million, respectively. At August 30, 2008, and August 25, 2007, the Company had deferred tax assets of $3.8 million and $3.1 million from Non-U.S. NOLs of $9.7 million and $7.9 million, respectively. The federal, state, and Non-U.S. NOLs expire between fiscal 2009 and fiscal 2028. At August 30, 2008, and August 25, 2007, the Company had a valuation allowance of $7.0 million and $7.2 million, respectively, for certain federal and state NOLs resulting primarily from annual statutory usage limitations. At August 30, 2008, the Company had deferred tax assets of $11.2 million for federal, state and Non-U.S. income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2009 through fiscal 2030. At August 30, 2008, and August 25, 2007, the Company had a valuation allowance of $0.5 million and $1.0 million for credits subject to such expiration periods, respectively.

AutoZone adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") on August 26, 2007. FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. The adoption of FIN 48 resulted in a decrease to the beginning balance of retained earnings of $26.9 million at the date of adoption. Including this cumulative effect amount, the liability recorded for total unrecognized tax benefits upon adoption at August 26, 2007, was $49.2 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	
Balance at August 26, 2007	$ 49,240
Additions based on tax positions related to the current year	6,181
Additions for tax positions of prior years	65
Reductions for tax positions of prior years	(8,890)
Reductions due to settlements	(3,201)
Reductions due to statue of limitations	(2,636)
Balance at August 30, 2008	$ 40,759

Included in the August 30, 2008, balance is $26.5 million of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. Upon adoption of FIN 48, the Company had approximately $16.3 million of such accrued interest and penalties included in accrued liabilities associated with unrecognized tax benefits, and has a balance at August 30, 2008, of approximately $15 million.

The major jurisdictions where the Company files income tax returns are the United States and Mexico. Generally, returns filed for tax years 2003 through 2007 remain open and subject to examination by the relevant tax authorities. The Company is typically engaged in various tax examinations at any given time, both by U. S. federal and state taxing jurisdictions and Mexican tax authorities. As of August 30, 2008, the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $10 million over the next 12 months as a result of tax audit closings, settlements, and the expiration of statutes to examine such returns in various jurisdictions.

Note E - Derivative Instruments and Hedging Activities

AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. AutoZone reflects the current fair value of all interest rate hedge instruments in its consolidated balance sheets as a component of other assets. All of the Company's interest rate hedge instruments are designated as cash flow hedges. The Company had an outstanding interest rate swap with a fair value of ($4.3) million at August 30, 2008 and $5.8 million at August 25, 2007, to effectively fix the interest rate on the $300.0 million term loan entered into during December 2004.

The related gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flows being hedged, that ineffective portion is immediately recognized in income. The Company's hedge instruments have been determined to be highly effective as of August 30, 2008.

The following table summarizes the fiscal 2008 and 2007 activity in accumulated other comprehensive loss as it relates to interest rate hedge instruments:

(in thousands)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated net gains as of August 26, 2006	$ 15,910	$ (3,741)	$ 12,169
Net losses on outstanding derivatives	(4,440)	1,627	(2,813)
Reclassification of net gains on derivatives into earnings	(612)	-	(612)
Accumulated net gains as of August 25, 2007	10,858	(2,114)	8,744
Net losses on outstanding derivatives	(10,113)	3,715	(6,398)
Reclassification of net gains on derivatives into earnings	(598)	-	(598)
Accumulated net gains as of August 30, 2008	$ 147	$ 1,601	$ 1,748

The Company primarily executes derivative transactions of relatively short duration with strong creditworthy counterparties. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with amounts payable, if any, to the counterparties by the Company. Management considers the risk of counterparty default to be minimal.

As of August 30, 2008, the Company estimates $600,000 of gains currently included in accumulated other comprehensive income to be reclassed into earnings within the next 12 months.

Note F – Financing

The Company's long-term debt consisted of the following:

(in thousands)	August 30, 2008	August 25, 2007
Bank Term Loan due December 2009, effective interest rate of 4.40%	$ 300,000	$ 300,000
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	300,000	300,000
5.5% Senior Notes due November 2015, effective interest rate of 4.86%	300,000	300,000
4.75% Senior Notes due November 2010, effective interest rate of 4.17%	200,000	200,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	200,000	200,000
6.95% Senior Notes due June 2016, effective interest rate of 7.09%	200,000	200,000
6.5% Senior Notes due July 2008	-	190,000
6.5% Senior Notes due January 2014, effective interest rate of 6.63%	500,000	-
7.125% Senior Notes due August 2018, effective interest rate of 7.28%	250,000	-
Commercial paper, weighted average interest rate of 6.1% at August 25, 2007	-	206,700
Other	-	38,918
	$2,250,000	$1,935,618

The Company maintains $1.0 billion of revolving credit facilities with a group of banks to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. These facilities expire in May 2010, may be increased to $1.3 billion at AutoZone's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $879.7 million in available capacity under these facilities at August 30, 2008. The rate of interest payable under the credit facilities is a function of Bank of America's base rate or a Eurodollar rate (each as defined in the facility agreements), or a combination thereof.

During July 2008, our $190.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On August 4, 2008, we issued $500.0 million in 6.50% Senior Notes due 2014 and $250.0 million in 7.125% Senior Notes due 2018 under our shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008. We used a portion of the proceeds to pay down our commercial paper and intend to use the remaining for general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions.

The $300.0 million bank term loan entered in December 2004 was amended in April 2006 to have similar terms and conditions as the $1.0 billion credit facilities, but with a December 2009 maturity, and was further amended in August 2007 to reduce the interest rate on Eurodollar loans. That credit agreement with a group of banks provides for a term loan, which consists of, at the Company's election, base rate loans, Eurodollar loans or a combination thereof. The interest accrues on base rate loans at a base rate per annum equal to the higher of the prime rate or the Federal Funds Rate plus 1/2 of 1%. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which can range from 30 basis points to 90 basis points, depending upon the Company's senior unsecured (non-credit enhanced) long-term debt rating. Based on AutoZone's ratings at August 30, 2008, the applicable percentage on Eurodollar loans is 35 basis points. The Company may select interest periods of one, two, three or six months for Eurodollar loans, subject to availability. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. AutoZone entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.4%. AutoZone has the option to extend loans into subsequent interest period(s) or convert them into loans of another interest rate type. The entire unpaid principal amount of the term loan will be due and payable in full on December 23, 2009, when the facility terminates. The Company may prepay the term loan in whole or in part at any time without penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of Eurodollar borrowings.

During April 2006, the $150.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On June 8, 2006, the Company issued $200.0 million in 6.95% Senior Notes due 2016 under its existing shelf registration statement filed with the Securities and Exchange Commission on August 17, 2004. That shelf registration allowed the Company to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. The remainder of the shelf registration was cancelled in February, 2007.

The 6.50% and 7.125% notes issued during August, 2008, are subject to an interest rate adjustment if the debt ratings assigned to the notes are downgraded and a provision where repayment of the notes may be accelerated if AutoZone experiences a change in control (as defined in the agreements). The Company's borrowings under its other Senior Notes arrangements contain minimal covenants, primarily restrictions on liens. Under its other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. All of the repayment obligations under the Company's borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. As of August 30, 2008, the Company was in compliance with all covenants and expects to remain in compliance with all covenants.

All of the Company's debt is unsecured. Scheduled maturities of long-term debt are as follows:

Fiscal Year	Amount (in thousands)
2009	$ —
2010	300,000
2011	200,000
2012	—
2013	500,000
Thereafter	1,250,000
	$2,250,000

The fair value of the Company's debt was estimated at $2.235 billion as of August 30, 2008, and $1.928 billion as of August 25, 2007, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is less than the carrying value of debt by $15.0 million at August 30, 2008, and $7.6 million at August 25, 2007.

Note G – Interest Expense

Net interest expense consisted of the following:

(in thousands)	Year Ended August 30, 2008	August 25, 2007	August 26, 2006
Interest expense	$121,843	$123,311	$112,127
Interest income	(3,785)	(2,819)	(2,253)
Capitalized interest	(1,313)	(1,376)	(1,985)
	$116,745	$119,116	$107,889

Note H – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was amended in June 2008 to increase the repurchase authorization to $6.4 billion from $5.9 billion. From January 1998 to August 30, 2008, the Company has repurchased a total of 106.1 million shares at an aggregate cost of $6.3 billion.

The following table summarizes our share repurchase activity for the following fiscal years:

(in thousands)	Year Ended August 30, 2008	August 25, 2007	August 26, 2006
Amount	$849,196	$761,887	$578,066
Shares	6,802	6,032	6,187

On September 23, 2008, the Board of Directors raised the repurchase authorization from $6.4 billion to $6.9 billion. From August 31, 2008 to October 20, 2008, the Company repurchased 1.6 million shares for $204.4 million.

Note I – Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively postretirement benefit plans) to: recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures.

We adopted the recognition and disclosure provisions of SFAS 158 on August 25, 2007. The recognition provisions of SFAS 158 required us to recognize the funded status, which is the difference between the fair value of plan assets and the projected benefit obligations, of our defined benefit pension plans in the August 25, 2007 Consolidated Statements of Financial Position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, both of which were previously netted against the plans' funded status in our Consolidated Statements of Financial Position pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). These amounts will be subsequently recognized as net periodic pension expense pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension expense in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension expense on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS 158. The adoption of the recognition provisions of SFAS 158 had an immaterial impact on our consolidated financial statements at August 25, 2007.

SFAS 158's provisions regarding the change in the measurement date of pension benefit plans will require the Company to change its measurement date, beginning in fiscal year 2009, from May 31 to its fiscal year end date, August 29, 2009.

The investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity portfolios, together with other investments, to earn a long-term investment return that meets the Company's pension plan obligations. Active management and alternative investment strategies are utilized within the plan in an effort to minimize risk, while realizing investment returns in excess of market indices.

The weighted average asset allocation for our pension plan assets was as follows at May 31:

	2008		2007	
	Current	Target	Current	Target
Domestic equities	22.7%	27.5%	30.7%	33.5%
International equities	33.3	29.0	27.8	23.0
Alternative investments	31.4	30.5	27.7	30.5
Real estate	11.8	11.0	11.2	11.0
Cash and cash equivalents	0.8	2.0	2.6	2.0
	100.0%	100.0%	100.0%	100.0%

The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

(in thousands)	August 30, 2008	August 25, 2007
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$161,064	$154,942
Interest cost	9,962	9,593
Actuarial gains	(10,818)	(550)
Benefits paid	(3,534)	(2,921)
Benefit obligations at end of year	$156,674	$161,064
Change in plan assets:		
Fair value of plan assets at beginning of year	$161,221	$126,892
Actual return on plan assets	(940)	26,677
Employer contributions	4,151	10,573
Benefits paid	(3,534)	(2,921)
Fair value of plan assets at end of year	$160,898	$161,221
Reconciliation of funded status:		
Funded status of the plans	$4,224	$157
Contributions from measurement date to fiscal year-end	-	2,836
Net amount recognized	$4,224	$2,993

10-K

Amount Recognized in the Statement of Financial Position:

Noncurrent other assets	$7,264	$5,984
Current liabilities	(17)	(2,991)
Long-term liabilities	(3,023)	-
Net amount recognized	$4,224	$2,993

Amount Recognized in Accumulated Other Comprehensive Income and not yet reflected in Net Periodic Benefit Cost:

Net actuarial loss	($6,891)	($3,830)
Prior service cost	(60)	(159)
AOCI	($6,951)	($3,989)

Net Pension Benefits (Income) Expense:

	Year Ended		
(in thousands)	August 30, 2008	August 25, 2007	August 26, 2006
Components of net periodic benefit cost:			
Interest cost	$ 9,962	$ 9,593	$ 9,190
Expected return on plan assets	(13,036)	(10,343)	(8,573)
Amortization of prior service cost	99	(54)	(627)
Recognized net actuarial losses	97	751	5,645
Net periodic benefit (income) expense	$ (2,878)	$ (53)	$ 5,635

The actuarial assumptions were as follows:

	2008	2007	2006
Weighted average discount rate	6.90%	6.25%	6.25%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

As the plan benefits are frozen, increases in future compensation levels no longer impact the calculation and there is no service cost. The discount rate is determined as of the measurement date and is based on the calculated yield of a portfolio of high-grade corporate bonds with cash flows that generally match our expected benefit payments in future years. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed $1.3 million to the plans in fiscal 2008, $13.4 million to the plans in fiscal 2007, and $9.2 million to the plans in fiscal 2006. We do not expect to contribute to the plan in fiscal 2009; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following fiscal years. Actual benefit payments may vary significantly from the following estimates:

	Amount (in thousands)
2009	$ 4,159
2010	4,778
2011	5,353
2012	5,924
2013	6,631
2014 – 2018	43,085

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $10.8 million in fiscal 2008, $9.5 million in fiscal 2007, and $8.6 million in fiscal 2006.

Note J – Leases

The Company leases some of its retail stores, distribution centers, facilities, land and equipment, including vehicles. Most of these leases are operating leases and include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales. Rental expense was $165.1 million in fiscal 2008, $152.5 million in fiscal 2007, and $143.9 million in fiscal 2006. Percentage rentals were insignificant.

The Company has a fleet of vehicles used for delivery to our commercial customers and travel for members of field management. The majority of these vehicles are held under capital lease. At August 30, 2008, the Company had capital lease assets of $62.4 million, net of accumulated amortization of $14.4 million, and capital lease obligations of $64.1 million. The $15.9 million current portion of these obligations was recorded as a component of other current liabilities and the $48.2 million long-term portion was recorded as a component of other long-term liabilities in the consolidated balance sheet. At August 25, 2007, the Company had capital lease assets of $54.4 million, net of accumulated amortization of $11.2 million and capital lease obligations of $55.1 million, of which $16.0 million was recorded as current liabilities and $39.1 million was recorded as long term liabilities.

The Company records rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in accrued expenses and other long-term liabilities on the balance sheet. This deferred rent approximated $51.0 million on August 30, 2008, and $42.6 million on August 25, 2007. Additionally, all leasehold improvements are amortized over the lesser of their useful life or the remainder of the lease term, including any reasonably assured renewal periods, in effect when the leasehold improvements are placed in service.

Minimum annual rental commitments under non-cancelable operating leases and capital leases were as follows at the end of fiscal 2008:

	(amounts in thousands)	
Fiscal Year	**Operating Leases**	**Capital Leases**
2009	$161,435	$16,341
2010	149,999	17,161
2011	133,837	14,407
2012	117,610	12,968
2013	102,035	7,833
Thereafter	707,535	-
Total minimum payments required	$1,372,451	68,710
Less: interest		(4,649)
Present value of minimum capital lease payments		$64,061

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 30, 2008 of $23.7 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note K – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $20.0 million at August 30, 2008.

The Company had $94.0 million in outstanding standby letters of credit and $13.8 million in surety bonds as of August 30, 2008, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note L – Litigation

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these other proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note M – Segment Reporting

The Company manages its business on the basis of one reportable segment. See "Note A – Significant Accounting Policies" for a brief description of the Company's business. As of August 30, 2008, the majority of the Company's operations were located within the United States. Other operations include ALLDATA and the Mexico locations, each of which comprises less than 4% of consolidated net sales. The following data presents sales by primary business focus:

	Year Ended		
(in thousands)	August 30, 2008	August 25, 2007	August 26, 2006
Primary business focus:			
Domestic Retail	$ 5,393,498	$ 5,160,511	$ 4,989,266
Domestic Commercial	753,731	705,567	708,715
Other	375,477	303,726	250,374
Net sales	$ 6,522,706	$ 6,169,804	$ 5,948,355

10-K

Quarterly Summary (1)
(unaudited)

(in thousands, except per share data)	Twelve Weeks Ended November 17, 2007	Twelve Weeks Ended February 9, 2008	Twelve Weeks Ended May 3, 2008	Seventeen Weeks Ended August 30, 2008 (2)
Net sales	$ 1,455,655	$ 1,339,244	$ 1,517,293	$ 2,210,514
Increase (decrease) in domestic comparable store sales	1.3%	(0.3)%	(0.3)%	0.6%
Gross profit	726,448	667,795	762,006	1,111,812
Operating profit	237,375	196,885	273,034	416,839
Income before income taxes	209,313	168,297	247,703	382,075
Net income	132,516	106,704	158,638	243,747
Basic earnings per share	2.04	1.69	2.51	3.92
Diluted earnings per share	2.02	1.67	2.49	3.88

(in thousands, except per share data)	November 18, 2006	February 10, 2007	May 5, 2007	August 25, 2007 (2)
Net sales	$ 1,393,069	$ 1,300,357	$ 1,473,671	$ 2,002,707
Increase (decrease) in domestic comparable store sales	0.3%	(0.3)%	0.4%	(0.2)%
Gross profit	685,295	639,212	735,399	1,004,344
Operating profit	222,996	188,923	264,977	378,369
Income before income taxes	195,903	162,105	237,862	340,279
Net income	123,889	103,016	151,591	217,175
Basic earnings per share	1.74	1.46	2.19	3.26
Diluted earnings per share	1.73	1.45	2.17	3.23

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding and due to per share amounts being computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The fiscal 2008 fourth quarter was based on a 17-week period and the fiscal 2007 fourth quarter was based on a 16-week period. All other quarters presented are based on a 12-week period.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of August 30, 2008, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 30, 2008. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During or subsequent to the fiscal year ended August 30, 2008, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I of this document in the section entitled "Executive Officers of the Registrant," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement dated October 27, 2008, in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Company has filed a copy of this Code of Ethical Conduct as Exhibit 14.1 to this Form 10-K. The Company has also made the Code of Ethical Conduct available on its investor relations website at http://www.autozoneinc.com.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement dated October 27, 2008, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement dated October 27, 2008, in the sections entitled "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners," is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Not applicable.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement dated October 27, 2008, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following information required under this item is filed as part of this report

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report in Part II, Item 8:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 30, 2008, August 25, 2007, and August 26, 2006
Consolidated Balance Sheets as of August 30, 2008, and August 25, 2007
Consolidated Statements of Cash Flows for the fiscal years ended August 30, 2008, August 25, 2007, and August 26, 2006
Consolidated Statements of Stockholders' Equity for the fiscal years ended August 30, 2008, August 25, 2007, and August 26, 2006
Notes to Consolidated Financial Statements

(b) Exhibits

The Exhibit Index following this document's signature pages is incorporated herein by reference in response to this item.

(c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ William C. Rhodes, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ William C. Rhodes, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 27, 2008
/s/ William T. Giles William T. Giles	Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development (Principal Financial Officer)	October 27, 2008
/s/ Charlie Pleas, III Charlie Pleas, III	Senior Vice President, Controller (Principal Accounting Officer)	October 27, 2008
/s/ William C. Crowley William C. Crowley	Director	October 27, 2008
/s/ Charles M. Elson Charles M. Elson	Director	October 27, 2008
/s/ Sue E. Gove Sue E. Gove	Director	October 27, 2008
/s/ Earl G. Graves, Jr. Earl G. Graves, Jr.	Director	October 27, 2008
/s/ Robert R. Grusky Robert R. Grusky	Director	October 27, 2008
/s/ N. Gerry House N. Gerry House	Director	October 27, 2008
/s/ J.R. Hyde, III J.R. Hyde, III	Director	October 27, 2008
/s/ W. Andrew McKenna W. Andrew McKenna	Director	October 27, 2008
/s/ George R. Mrkonic, Jr. George R. Mrkonic, Jr.	Director	October 27, 2008

/s/ Luis P. Nieto Luis P. Nieto	Director	October 27, 2008
/s/ Theodore W. Ullyot Theodore W. Ullyot	Director	October 27, 2008

10-K

EXHIBIT INDEX

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Form 10-Q for the quarter ended February 13, 1999.

3.2 Fourth Amended and Restated By-laws of AutoZone, Inc. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated September 28, 2007.

4.1 Senior Indenture, dated as of July 22, 1998, between AutoZone, Inc. and the First National Bank of Chicago. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated July 17, 1998.

4.2 Fourth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated September 28, 2007.

4.3 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Form S-3 (No. 333-107828) filed August 11, 2003.

4.4 Form of 6.500% Senior Note due 2014. Incorporated by reference from the Form 8-K dated August 4, 2008

4.5 Form of 7.125% Senior Note due 2018. Incorporated by reference from the Form 8-K dated August 4, 2008

*10.1 Fourth Amended and Restated Director Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 4, 2002.

*10.2 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Form 10-K for the fiscal year ended August 26, 2000.

*10.3 Third Amended and Restated 1996 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Form 10-K for the fiscal year ended August 30, 2003.

*10.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended November 23, 2002.

*10.5 Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 23, 2002.

*10.6 AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended February 12, 2000.

*10.7 Form of Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and various executive officers. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended November 22, 1999.

*10.8 Form of Employment and Non-Compete Agreement between AutoZone, Inc., and various officers. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended November 18, 2000.

*10.9 AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Appendix C to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.10 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the annual meeting of stockholders held December 12, 2002.

*10.11 Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended February 15, 2003.

10.12 Amended and Restated Five-Year Credit Agreement dated as of May 17, 2004, among AutoZone, Inc., as borrower, the several lenders from time to time party thereto, and Fleet National Bank, as Administrative Agent and Citicorp USA, Inc., as Syndication Agent. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 8, 2004.

*10.13 AutoZone, Inc. 2005 Executive Incentive Compensation Plan. Incorporated by reference to Exhibit A to the Company's Proxy Statement dated October 27, 2004, for the Annual Meeting of Stockholders held December 16, 2004.

10.14 Credit Agreement dated as of December 23, 2004, among AutoZone, Inc., as Borrower, the Several Lenders from time to time party thereto, Fleet National Bank, as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, Wachovia Capital Markets, LLC, as Joint Lead Arranger and Sole Book Manager, Banc of America Securities LLC as Joint Lead Arranger, and Calyon New York Branch, BNP Paribas and Regions Bank as Co-Documentation Agents. Incorporated by reference to Exhibit 10.1 to Form 8-K dated December 23, 2004 (filed with the Securities and Exchange Commission on December 29, 2004).

10-K

10.15 Lenders' consent to extend the termination date of the Company's Amended and Restated 5-Year Credit Agreement dated as of May 17, 2004 for an additional period of one year, to May 17, 2010. Incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended May 7, 2005.

10.16 First Amendment dated as of May 5, 2006, to the Credit Agreement dated as of December 23, 2004, among AutoZone, Inc., as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A, as Administrative Agent, and Wachovia Bank, National Association, as Syndication Agent. Incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended May 6, 2006.

10.17 Second Amendment dated as of August 3, 2007, to the Credit Agreement dated as of December 23, 2004, (as amended by the First Amendment to Credit Agreement dated as of May 5, 2006) among AutoZone, Inc., as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A, as Administrative Agent, and Wachovia Bank, National Association, as Syndication Agent. Incorporated by reference to Exhibit 10.22 to the Form 10-K for the fiscal year ended August 25, 2007.

10.18 Four-Year Credit Agreement dated as of May 5, 2006, among AutoZone, Inc. as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, and Citicorp USA, Inc. as Syndication Agent. Incorporated by reference to Exhibit 10.4 to the Form 10-Q for the quarter ended May 6, 2006.

10.19 Second Amended and Restated Five-Year Credit Agreement dated as of May 5, 2006, among AutoZone, Inc. as Borrower, the Several Lenders from time to time party thereto, Bank of America, N.A. as Administrative Agent and Swingline Lender, and Citicorp USA, Inc. as Syndication Agent. Incorporated by reference to Exhibit 10.5 to the Form 10-Q for the quarter ended May 6, 2006.

*10.20 AutoZone, Inc. 2006 Stock Option Plan. Incorporated by reference to Appendix A to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

*10.21 Form of Stock Option Agreement. Incorporated by reference to Exhibit 10.26 to the Form 10-K for the fiscal year ended August 25, 2007.

*10.22 AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Appendix B to the definitive proxy statement dated October 25, 2006, for the annual meeting of stockholders held December 13, 2006.

*10.23 Offer letter dated March 19, 2007, to Larry Roesel. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 5, 2007.

*10.24 AutoZone, Inc. Director Compensation Program. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated February 15, 2008.

*10.25 Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to Form 8-K dated January 4, 2008.

*10.26 Amended and Restated AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Exhibit 99.3 to Form 8-K dated January 4, 2008.

*10.27 AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 99.1 to the Form 8-K dated February 15, 2008.

*10.28 Form of non-compete and non-solicitation agreement signed by each of the following executive officers: Jon A. Bascom, Timothy W. Briggs, Mark A. Finestone, William T. Giles, William W. Graves, Lisa R. Kranc, Thomas B. Newbern, Charlie Pleas III, Larry M. Roesel and James A. Shea; and by AutoZone, Inc., with an effective date of February 14, 2008, for each. Incorporated by reference to Exhibit 99.2 to the Form 8-K dated February 15, 2008.

*10.29 Form of non-compete and non-solicitation agreement approved by AutoZone's Compensation Committee for execution by non-executive officers. Incorporated by reference to Exhibit 99.3 to the Form 8-K dated February 15, 2008.

*10.30 Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.3 to the Form 8-K dated February 15, 2008.

*10.31 Form of non-compete and non-solicitation agreement signed by each of the following officers: Rebecca W. Ballou, Dan Barzel, Craig Blackwell, Brian L. Campbell, Philip B. Daniele, III, Wm. David Gilmore, Stephany L. Goodnight, James C. Griffith, William R. Hackney, Rodney Halsell, Diana H. Hull, Jeffery Lagges, Grantland E. McGee, Jr., Mitchell Major, Ann A. Morgan, J. Scott Murphy, Jeffrey H. Nix, Raymond A. Pohlman, Elizabeth Rabun, Juan A. Santiago, Joe L. Sellers, Jr., Brett Shanaman and Solomon Woldeslassie. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended May 3, 2008.

10.32 Agreement, dated as of June 25, 2008 between AutoZone, Inc. and ESL Investments, Inc. Incorporated by reference to Exhibit 10.1 to the Form 8-K dated June 26, 2008.

12.1 Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethical Conduct. Incorporated by reference to Exhibit 14.1 of the Form 10-K for the fiscal year ended August 30, 2003.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended August				
	2008 (53 weeks)	2007 (52 weeks)	2006 (52 weeks)	2005 (52 weeks)	2004 (52 weeks)
Earnings:					
Income before income taxes	$ 1,007,389	$ 936,150	$ 902,036	$ 873,221	$ 905,902
Fixed charges	173,311	170,852	156,976	144,930	130,278
Less: Capitalized interest	(1,313)	(1,376)	(1,985)	(1,079)	(813)
Adjusted earnings	$1,179,387	$1,105,626	$1,057,027	$1,017,072	$1,035,367
Fixed charges:					
Gross interest expense	$ 120,006	$ 121,592	$ 110,568	$ 102,341	$ 89,600
Amortization of debt expense	1,837	1,719	1,559	2,343	4,230
Interest portion of rent expense	51,468	47,541	44,849	40,246	36,448
Total fixed charges	$ 173,311	$ 170,852	$ 156,976	$ 144,930	$ 130,278
Ratio of earnings to fixed charges	6.8	6.5	6.7	7.0	7.9

10-K

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de Mexico, S. de R.L. de C.V.	Mexico
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc.	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico

In addition, fourteen subsidiaries operating in the United States and five subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of AutoZone, Inc. of our reports dated October 20, 2008, with respect to AutoZone, Inc.'s consolidated financial statements and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) for the year ended August 30, 2008:

Registration Statement (Form S-8 No. 333-19561) pertaining to the AutoZone, Inc. 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-48981) pertaining to the AutoZone, Inc. 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-48979) pertaining to the AutoZone, Inc. 1998 Director Compensation Plan

Registration Statement (Form S-3 No. 333-58565) pertaining to the registration to sell $200 million of debt securities

Registration Statement (Form S-8 No. 333-88245) pertaining to the AutoZone, Inc. Second Amended and Restated 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-88243) pertaining to the AutoZone, Inc. Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75142) pertaining to the AutoZone, Inc. Third Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 No. 333-83436) pertaining to a shelf registration to sell 15,000,000 shares of common stock owned by certain selling stockholders

Registration Statement (Form S-3 No. 333-100205) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Plan

Registration Statement (Form S-8 No. 333-103666) pertaining to the AutoZone, Inc. 2003 Director Stock Option Plan

Registration Statement (Form S-3 No. 333-107828) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-3 No. 333-152592) pertaining to a shelf registration to sell debt securities

/s/ Ernst & Young LLP

Memphis, Tennessee
October 20, 2008

Exhibit 31.1

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 27, 2008

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William T. Giles, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 27, 2008

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer, Executive Vice President,
Finance, Information Technology and
Store Development
(Principal Financial Officer)

10-K

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 27, 2008

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Giles, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 27, 2008

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer, Executive Vice President, Finance, Information Technology and Store Development
(Principal Financial Officer)

10-K

corporate information

AutoZone's CEO Team

Our leadership team is comprised of 43 individuals who work tirelessly · support and continue to enhance the AutoZone that exists today. We lead as a eam and we win as a team. Through their support and guidance, but most ; portantly through the commitment and passion of our 57,000+ AutoZoners ac ss North America, the Company is well positioned for future growth and rosperity.

Officers
Customer Satisfaction
William C. Rhodes, III†
Chairman, President and
Chief Executive Officer

Executive Vice Presidents
Customer Satisfaction
William T. Giles†
Chief Financial Officer, Information
Technology and Store Development

Harry L. Goldsmith†
General Counsel and Secretary

Robert D. Olsen†
Store Operations, Commercial
and Mexico

James A. Shea†
Merchandising, Marketing and
Supply Chain

Senior Vice Presidents
Customer Satisfaction
Jon A. Bascom†
Information Technology and Chief
Information Officer

Timothy W. Briggs†
Human Resources

Mark A. Finestone†
Merchandising

William W. Graves†
Supply Chain

Lisa R. Kranc†
Marketing

Thomas B. Newbern†
Store Operations

Charlie Pleas, III†
Controller

Larry M. Roesel†
Commercial

Vice Presidents
Customer Satisfaction
Rebecca W. Ballou
Assistant General Counsel and
Assistant Secretary

Craig L. Barnes
Merchandising

L. Dan Barzel
Merchandising

B. Craig Blackwell
Store Operations

Brian L. Campbell
Treasurer, Investor Relations, Tax

Philip B. Daniele
Merchandising

Brett D. Easley
Merchandising

Wm. David Gilmore
Store Development

Stephany L. Goodnight
Supply Chain

Eric S. Gould
Commercial

James C. Griffith
Store Operations

William R. Hackney
Merchandising

Rodney C. Halsell
Supply Chain

Diana H. Hull
Assistant General Counsel and
Assistant Secretary

Domingo J. Hurtado
President, AutoZone de Mexico

Kenneth S. Klein
Merchandising

Jeffery W. Lagges
President, ALLDATA

Mitchell C. Major
Store Operations

Grant E. McGee
Store Operations

Ann A. Morgan
Human Resources

J. Scott Murphy
Strategic Planning and
Business Development

Jeffrey H. Nix
Information Technology

Raymond A. Pohlman
Goverment and Community
Relations

Elizabeth S. Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Merchandising

Juan R. Santiago
Information Technology

Joe L. Sellers, Jr.
Store Operations

Brett L. Shanaman
Marketing

Richard C. Smith
Store Operations

Solomon A. Woldeslassie
Supply Chain

†Required to file under Section 16 of the Securities and Exchange Act of 1934.

Board of Directors

William C. Crowley
President and COO
ESL Investments, Inc.

Charles M. Elson[3*]
Edgar S. Woolard, Jr.
Professor of Corporate Governance
University of Delaware

Earl G. Graves, Jr.[1,3]
President and CEO
Earl G. Graves Publishing

Sue E. Gove[1,3]
Executive Vice President and COO
Golfsmith International Holdings, Inc.

Robert R. Grusky
Managing Member
Hope Capital Management

Dr. N. Gerry House[2]
President and CEO
Institute for Student Achievement

J.R. Hyde, III
AutoZone Founder
Chairman
GTx, Inc.

W. Andrew McKenna[1*,2 †]
Private Investor

George R. Mrkonic, Jr.[1,2]
Retired President/Vice Chairman
Borders Group, Inc.

Luis P. Nieto
President, Consumer Foods
ConAgra Foods

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

Theodore W. Ullyot[2*]
Vice President and General Counsel
Facebook, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
* Committee Chair
† Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, Rhode Island 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 17, 2008, at the J.R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee

As AutoZone approaches 30 years of Great People Great Service! on July 4, 2009, we are proud of our success story. Our rich culture and humble beginnings remind us of our accomplishments and many milestones throughout the years. It is an honor to share this Annual Report with you, our customers, AutoZoners and stockholders. We look forward to keeping you abreast of our continued success well into the future.

AutoZone Web Sites

Investor Relations:
www.autozoneinc.com

Company Web site:
www.autozone.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its Investor Relations Web site at www.autozoneinc.com

Form of 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; phoning (901) 495-7185 or e-mailing investor.relations@autozone.com.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at www.sec.gov.

Stockholders of Record

As of August 30, 2008, there were 3,511 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

AutoZone®

AutoZone

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com

great people great service

END

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